As filed with the Securities and Exchange Commission on February 17, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Millar Western Forest Products Ltd.

(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Alberta, Canada (State or other jurisdiction of incorporation or organization)	0800 (Primary standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

_____________

16640 – 111 Avenue
Edmonton, Alberta T5M 2S5
(780) 486-8200
(Address and telephone number of Registrant’s principal executive offices)

_____________

CT Corporation
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 894-8400
(Name, address and telephone number of agent for service)

_____________

with a copy to:

Joseph R. Concini, C.A. Millar Western Forest Products Ltd. 16640 – 111 Avenue Edmonton, Alberta T5M 2S5 (780) 486-8200	Brice T. Voran, Esq. Shearman & Sterling LLP 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484	Robert J. Turner, Q.C. Fraser Milner Casgrain LLP 10180 — 101 Street Edmonton, Alberta T5J 3V5 (780) 423-7100

_____________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Unit	Offering Price(1)	Fee(2)

7.75% Senior Notes due 2013	$190,000,000	100%	$190,000,000	$24,073

(1)	Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended.

(2)	Calculated based upon the market value of the securities to be received by the registrant in the exchange in accordance with Rule 457(f).

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated February 17, 2004

PROSPECTUS

Millar Western Forest Products Ltd.

Offer to Exchange

all outstanding 7.75% Senior Notes due 2013

(US$190,000,000 aggregate principal amount)

for

7.75% Senior Notes due 2013

(US$190,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933

          The exchange offer will expire at 5:00 p.m., New York City time, on                               , 2004, unless extended.

          We do not intend to list the new notes on any national securities exchange, and no established trading market for the new notes is anticipated.

            See the section entitled “Risk Factors” beginning on page 11 for a discussion of factors that you should consider before tendering your old notes in the exchange offer.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                               , 2004.

      We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form F-4 under the Securities Act of 1933 (Securities Act) relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. The information is available from us without charge to holders of the securities as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

      You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as at any date other than the date of this prospectus.

i

MARKET AND INDUSTRY DATA AND FORECASTS

      This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys and internal company surveys. Unless otherwise indicated:

•	Resource Information Systems Inc., or RISI, an independent paper and forest products industry research firm, is the source for third party pulp and lumber industry data and forecasts; and

•	NLK Consultants Inc., or NLK, a provider of consulting engineering services and market research to the forest products industry, is the source for third party industry data with respect to the cost positions of BCTMP producers in the world.

      Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and we do not guarantee the accuracy or completeness of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Although we believe these sources to be reliable, we have not independently verified any of the data nor has it ascertained the underlying economic assumptions relied upon therein. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources.

ii

PRESENTATION OF OUR FINANCIAL INFORMATION

      We present our financial statements in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

      Our financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 20 to our audited financial statements and note 8 to our unaudited financial statements included elsewhere in this prospectus.

EXCHANGE RATE DATA

      The following table sets forth, for each period indicated, the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

						Nine months
						ended
	Year ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

Average	0.6714	0.6744	0.6732	0.6444	0.6369	0.6369	0.6037

      The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates and the exchange rate at the end of the month based on the inverse of the noon buying rate as described above:

	Last six months

	August	September	October	November	December	January

Low	0.7092	0.7207	0.7418	0.7484	0.7460	0.7496
High	0.7228	0.7424	0.7667	0.7708	0.7738	0.7880

      On February 17, 2004, the inverse of the noon buying rate was US$0.7629 = $1.00.

iii

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by reference to, and must be read in conjunction with, the more detailed information, including the financial statements and the notes thereto, included elsewhere in this prospectus. Unless otherwise indicated, references to “Millar Western”, “we”, “us”, or “our” refer to Millar Western Forest Products Ltd. We have no subsidiaries. References to “Industries” refer to our parent company Millar Western Industries Ltd. References to “ADMT” with respect to pulp production, sales or capacity, mean air dried metric tonnes; references to “MMFBM” with respect to lumber production, sales or capacity refer to millions of board feet. In this prospectus, unless otherwise indicated, all dollar amounts are stated in Canadian dollars. References to “$” or “dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. Certain terms used in this prospectus are defined in “Glossary of Certain Terms and Definitions”.

The Company

      We are a leading, integrated forest products company in Alberta that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber. We are a leading global marketer of BCTMP, the lowest-cost producer of BCTMP in the world and among the lowest-cost lumber producers in Canada. As a result of our low-cost positions, modern assets, low ongoing capital requirements and high degree of fiber self-sufficiency, we believe we are well positioned to benefit from any improvements in prices for market pulp and lumber. In the twelve months ended September 30, 2003, we had net revenue of $253.4 million.

      We own and operate three production facilities in Alberta: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and a sawmill in Boyle. We also receive management fees and sales commissions for managing the operations of, and marketing all pulp produced by, a BCTMP mill near Meadow Lake, Saskatchewan, that is jointly owned by our parent, Millar Western Industries Ltd., or Industries, and the Province of Saskatchewan. We believe that this relationship results in many benefits to us, including a larger marketing presence, cost economies of scale and optimization of operating practices.

      The Whitecourt pulp mill is the lowest-cost producer of BCTMP in the world. This pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 285,000 ADMT. The Meadow Lake pulp mill has an annual production capacity of 325,000 ADMT of hardwood BCTMP. The combined annual production capacity of 610,000 ADMT represents approximately 25% of the world’s market BCTMP capacity and we accounted for over 25% of the world’s BCTMP sales volume in 2002. Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

      BCTMP offers product quality advantages for paper producers over other types of pulp, including better opacity, formation and stiffness. It also offers added bulk, which allows paper makers to use greater quantities of lower-cost non-fiber fillers, without compromising the quality of the end product. BCTMP has replaced kraft pulp in many paper and paperboard applications, and its use in such applications continues to increase. In addition to these quality advantages, BCTMP has several cost and environmental advantages, including a high-yield chlorine-free production process that produces up to twice as much pulp per tree compared to the kraft process, which results in lower unit fiber costs.

      From 1998 to 2002, world consumption of mechanical market pulps, which include BCTMP, grew at an average rate of 2.9% per year. From 2003 to 2007, RISI projects mechanical market pulp consumption growth at 2.4% per year. The historical and projected growth in mechanical market pulp demand has occurred and is expected to occur mainly in BCTMP, as a result of the increased acceptance of BCTMP by paper producers, growth in production of paper types that benefit from its inclusion, and its attractive pricing relative to kraft pulp. We believe growth in market BCTMP supply will be limited in the next few years. RISI projects that market pulp prices, including BCTMP prices, will improve in 2004.

      Our sawmills produce kiln-dried, dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. Our Whitecourt and Boyle sawmills have an annual capacity of 225 MMFBM and 100 MMFBM, respectively, and are among the lowest-cost sawmills in Canada. Our lumber production is sold principally in Canada and the United States, with certain higher-margin specialty grades sold in Japan. The Whitecourt sawmill also produces higher-margin machine stress rated, or MSR, lumber for load bearing applications. In June 2001, we completed construction of our new, state-of-the-art Whitecourt sawmill for a total cost of $42.6 million, which we funded from operating cash flow. We believe that the new Whitecourt sawmill is among the lowest-cost, most efficient and most technologically advanced sawmills in North America. The new mill has provided us with significant benefits, including a 24% increase in lumber recovery rates, a 21% reduction in unit manufacturing costs and a 20% reduction in the mill’s workforce.

      We supply our fiber needs primarily through timber resources held under long-term agreements with the Government of Alberta, which provide a high degree of fiber self-sufficiency, security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with multi-year fiber agreements with other forest products companies, constitute approximately 91% of our fiber requirements at existing production capacity levels and provide a low-cost, sustainable supply of fiber to our facilities. We purchase the balance of our fiber requirements in the open market.

Competitive Strengths

      We believe the following strengths give us a competitive advantage within the forest products industry and position us well to benefit from any improvement in prices for market pulp and lumber, including RISI’s projected improvement in market pulp prices, including BCTMP prices, in 2004.

      Leading Global Marketer of BCTMP. We are a leading global marketer of BCTMP and were responsible for over 25% of the world’s BCTMP sales volume in 2002. We believe we have become a leader in BCTMP by providing consistently high-quality products and excellent technical support to our customers. We have also been a leader in product development; for example, we introduced 100% aspen BCTMP to the marketplace as a suitable component in coated and uncoated printing and writing papers.

      Low-Cost Producer of BCTMP and Lumber. We are the lowest-cost producer of BCTMP in the world and are among the lowest-cost producers of lumber in Canada. Our low-cost position is a result of our modern facilities, advanced production technologies, low-cost fiber and electricity, and our non-unionized, highly-motivated workforce, all of which have been key contributors to the efficiency and productivity of our operations. We have worked consistently to improve our competitive position by implementing a wide range of cost-cutting initiatives and investing prudently in our facilities to improve their efficiency and increase their production capacity.

      High-Quality, Modern Facilities with Low Ongoing Capital Requirements.Our mills are modern and were built to sustain high levels of performance. At Whitecourt, our technologically advanced pulp mill commenced operations in 1988 and our new, state-of-the-art sawmill commenced operations in 2001. We are committed to maintaining our facilities’ operating efficiency through prudent capital expenditures and high standards of maintenance that improve or maintain our competitiveness and profitability. As a result of our modern and well-maintained facilities, we expect that maintenance capital expenditures will average approximately $8 million per year for the foreseeable future.

      Secure, Low-Cost Fiber Supply. We harvest timber under long-term agreements with the Government of Alberta and have a secure supply of additional fiber through multi-year fiber agreements with other forest products companies in our region. These agreements are valuable assets that provide a cost-competitive and sustainable supply of fiber for approximately 91% of our current needs. To further enhance our supply of fiber, we employ progressive forest management strategies designed to foster the growth of healthy, productive forests. In addition, we benefit from our location in Alberta, which affords a low-cost, abundant fiber supply. Our fiber costs have been, and are expected to remain, relatively stable.

      Diversified Products and Markets. Our production of pulp and lumber provides a diverse revenue and earnings base. From 1998 to 2002, pulp averaged approximately 58% of our total net revenue, while lumber averaged approximately 42% of our total net revenue. This balance of pulp and lumber production helps us maintain our financial performance during periodic cyclical downturns in either of the two markets. In addition, the geographic and product-line diversity of our customers lessens the impact of a downturn in demand in any one region or product category. In 2002, we derived 33% of our net revenue from Asia, 26% from Canada, 24% from the United States and 17% from Europe. Pulp shipments from Whitecourt and Meadow Lake by end-product in 2002 were as follows: 44% for coated paper, 24% for paperboard, 12% for specialty and other paper, 11% for uncoated paper and 9% for tissue and toweling.

      Record of Continuous Operating Improvement. By employing an operating philosophy focused on continuous improvement, we have demonstrated the ability to consistently increase production capacity and reduce costs at our facilities. For example, since its completion in 1988, we have increased the Whitecourt pulp mill’s production capacity by 36% and improved its cost position. Additionally, our new Whitecourt sawmill, completed in June 2001, currently operates at 17% above its original production capacity. This facility has increased lumber recovery rates by 24%, reduced unit manufacturing costs by 21% and allowed us to reduce our workforce at the mill by 20%. Our technologically advanced facilities, our focus on predictive maintenance and employee input and involvement in decision-making have contributed to maintaining the high quality of our facilities and to achieving high utilization rates, low maintenance costs and strong environmental and safety performance with limited ongoing maintenance capital expenditures.

      Prudent Operating Philosophy. We have a prudent operating philosophy and have successfully mitigated the impact of several significant external factors that could affect our financial performance. For example, effective January 1, 2001, we acquired long-term power purchase rights that significantly reduce our exposure to fluctuations in market electricity rates. Throughout the remaining 17-year term of these rights, our electricity costs are expected to remain relatively stable. Since acquiring these rights, our electricity costs have generally been below market rates in Alberta. Further, we continually review our operations in an effort to maximize efficiency. Such reviews have resulted in company-wide workforce reductions of 18% since 1998. In addition, we have hedged a significant portion of our exposure to fluctuations in exchange rates. It is in large part due to prudent practices such as these that we have maintained sufficient liquidity throughout a period of low commodity prices.

      Environmental Leadership. We maintain high environmental standards in our pulp and lumber facilities and have consistently demonstrated leadership in the development of progressive forest management practices aimed at ensuring a sustainable yield of timber while maintaining healthy forest ecosystems. In 1996, our Whitecourt pulp mill became the first manufacturing facility in North America and the second pulp mill in the world to achieve ISO 14001 certification of its environmental management systems. In 1998, the Meadow Lake pulp mill also earned ISO 14001 certification. In addition, our Whitecourt pulp mill, sawmill and forest management operations in 1995 became the first in Alberta to be certified under the provincial industry’s environmental certification program, FORESTCARE. Our Boyle sawmill and woodlands operations were certified under FORESTCARE in 1996.

      Strong Management Team. Our senior management group has an average of approximately 27 years of experience in the forest products industry. This group is responsible for the development of our low-cost, modern facilities and our leading position in the BCTMP market. Under the leadership of our senior managers, we believe we have developed a strong internal culture that encourages employee participation in decision-making and, through initiatives such as our comprehensive employee profit-participation plan, promotes efficiency and productivity.

Operating Strategy

      Our strategic objective is to enhance our profitability and competitive position as a low-cost, diversified producer of pulp and lumber products. Our strategy for realizing this goal is to manage our fiber resources to maximize timber yield on a sustainable basis and to convert this fiber into the highest-margin end products at the lowest cost. We intend to utilize our position as a leading global marketer of BCTMP to increase demand for BCTMP through the continued development of new and higher-margin applications and products, as well as by continuing to provide comprehensive technical support to our customers. We plan to continue to optimize the production of dimension lumber on a low-cost basis and expand into higher-margin products. We believe that, on the basis of this strategy, we are well positioned to benefit from growth in demand and any increase in prices for our products. We continually evaluate potential acquisition opportunities that could enhance our business.

      Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5. Our telephone number is 780-486-8200 and our facsimile number is 780-486-8282.

Exchange Offer

      On November 25, 2003, we completed a private offering of the old notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and agreed to use our commercially reasonable efforts to complete the exchange offer within 180 days after the date of original issuance of the old notes. You are entitled to exchange in the exchange offer your old notes for new notes, the terms of which are identical in all material respects to the terms of the old notes, except that the new notes will have been registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates.

The Exchange Offer	With this exchange offer, we are offering to exchange an aggregate principal amount of up to US$190.0 million of the new notes for a like principal amount of the old notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on , 2004, unless we, in our sole discretion, extend it. See the section entitled “Exchange Offer — Expiration of the Exchange Offer; Extensions; Amendments”.

Exchange Date	We will exchange the old notes on the first business day following the expiration date. See the section entitled “Exchange Offer — Terms of the Exchange Offer”.

Procedures for Tendering Old Securities	For information on procedures for tendering old notes and the actions required to make a formal offering of your old notes, see the section entitled “Exchange Offer — Procedures for Tendering”.

Taxation	The exchange of the old notes for the new notes in the exchange offer is not a taxable exchange. As a result, a U.S. Holder will not recognize any gain or loss for U.S. federal income tax purposes upon exchanging old notes for new notes in the exchange offer. See the section entitled “Income Tax Considerations — U.S. Federal Income Tax Considerations”.

Resale	Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that a holder who exchanges the old notes for the new securities in the exchange offer and satisfies certain other conditions generally may offer for resale, sell and otherwise transfer the new notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act.

Any holder of the old notes using the exchange offer to participate in a distribution of the new notes cannot rely on the no-action letters referred to above. See the section entitled “Exchange Offer — Purpose and Effect of the Exchange Offer”.

Remaining Old Notes	If you do not tender your old notes in the exchange offer or if we do not accept your old notes for exchange as described under the section entitled “Exchange Offer — Terms of the Exchange Offer” you will continue to hold these old notes, and they will continue to bear legends restricting their transfer.

Exchange Agent	The Bank of New York will act as exchange agent for the exchange offer. See the section entitled “Exchange Offer — Exchange Agent” for the exchange agent’s address and telephone number.

Use of Proceeds	We will receive no proceeds from the exchange offer. See the section entitled “Use of Proceeds”.

The Exchange Notes

      Other than the obligation to conduct an exchange offer, the new notes will have the same financial terms and covenants as the old notes, which are summarized as follows:

Issuer	Millar Western Forest Products Ltd.

Notes Offered	US$190,000,000 aggregate principal amount of 7.75% Senior Notes due November 15, 2013.

Maturity	November 15, 2013.

Interest	The notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from November 25, 2003

Interest Payment Dates	May 15 and November 15 of each year, commencing May 15, 2004.

Ranking	The notes will be general unsecured obligations of Millar Western and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness.

Subsidiary Guarantees	We have no subsidiaries. Each of our future material subsidiaries, if any, will guarantee the payment of principal, premium, if any, and interest on the notes.

Optional Redemption	Before November 15, 2006, we may redeem up to 35% of the notes with the net cash proceeds of specified sales of our common shares at 107.75% of the principal amount plus accrued and unpaid interest to the redemption date.

After November 15, 2008, we may redeem all or a portion of the principal amount of the notes at the redemption prices listed in the section “Description of Notes — Redemption — Optional Redemption” plus accrued and unpaid interest to the applicable redemption date.

Tax Redemption	If we become obligated to pay withholding taxes related to payments on the notes as a result of changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the notes at 100% of their principal amount plus accrued and unpaid interest to the redemption date. See “Description of Notes — Redemption — Redemption for Changes in Canadian Withholding Taxes”.

Additional Amounts	All payments with respect to the notes will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof, in which case we will pay such withholding or deduction as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of Notes — Additional Amounts”.

Mandatory Offer to Purchase	Upon the occurrence of specified types of changes of control and specified types of asset sales, we must offer to purchase the notes at the prices listed in the sections “Description of Notes — Offers to Repurchase by Millar Western — Change of Control” and “— Asset Sales”, plus in each case accrued and unpaid interest to the date of purchase.

Basic Covenants of the Indenture	The indenture under which the notes will be issued will, among other things, restrict our ability to:

• incur additional indebtedness;

• pay dividends and make distributions;

• repurchase stock;

• make certain investments;

• transfer or sell assets;

• create liens;

• enter into transactions with affiliates;

• issue or sell stock of subsidiaries;

• create dividend or other payment restrictions affecting restricted subsidiaries; and

• merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

These covenants are subject to other important qualifications and limitations. For more details, see the section “Description of Notes — Certain Covenants”.

Exchange and Registration Rights Agreement	Pursuant to an exchange and registration rights agreement, we agreed to file a registration statement on an appropriate form with respect to an offer to exchange the old notes for a new issue of debt securities with terms substantially similar to the old notes and which will be registered under the Securities Act. The exchange offer is in satisfaction of that agreement.

If the exchange offer is not completed within specified time periods, special interest will accrue and be payable. See “Description of Notes — Registration Rights; Special Interest”.

Risk Factors

      You should carefully consider all of the information in this prospectus. In particular, you should read the specific risk factors under the section entitled “Risk Factors” in this prospectus, prior to making a decision to tender your old notes in the exchange offer.

Summary Historical Financial and Other Data

      You should read the summary historical financial and other data set forth below in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary historical financial data for the years ended and as at December 31, 1999, 2000, 2001 and 2002 are derived from our audited financial statements. The summary historical financial data for the nine months ended and as at September 30, 2002 and 2003 have been derived from our unaudited financial statements included elsewhere in this prospectus that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly this unaudited financial data. The results of operations for any interim period are not necessarily indicative of the results of operations for the entire fiscal year. We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 20 to our audited financial statements and note 8 to our unaudited financial statements included elsewhere in this prospectus.

					Nine months ended
	Year ended December 31,				September 30,

	1999(1)	2000(1)	2001(1)	2002	2002	2003

	(in thousands, except ratios, shipments and average net revenue)
Statements of earnings data:
Canadian GAAP
Net revenue(2)	$238,231	$297,571	$210,878	$233,965	$175,843	$195,261
Cost of sales	175,045	199,410	161,863	177,354	132,062	149,858
Depreciation and amortization	17,363	15,807	16,184	16,731	12,521	12,521
General and administration	13,457	12,498	15,424	13,391	9,993	9,539
Severance costs	—	—	—	2,298	2,298	—
Employees’ profit sharing	453	4,358	—	—	—	194

Operating earnings	31,913	65,498	17,407	24,191	19,026	23,149
Financing expenses(3)	26,989	25,596	25,266	26,153	19,881	21,432
Unrealized exchange (gain) loss on debt	(15,393)	6,960	15,521	(2,208)	(2,448)	(36,976)
Other expense (income)(4)	10	2,664	4,415	(707)	(296)	2

Earnings (loss) before income taxes	20,305	30,278	(27,795)	953	1,889	38,691
Income taxes (recovery)	(2,893)	14,279	(4,325)	445	607	3,966

Net earnings (loss)	$23,198	$15,999	$(23,470)	$508	$1,282	$34,725

U.S. GAAP
Net earnings (loss)		$18,206	$(28,038)	$2,087	$2,804	$39,710

Other data:
Canadian GAAP
Cash provided by operating activities	$13,802	$50,794	$20,649	$23,136	$20,285	$17,021
Shipments:
Pulp (MADMT)	234	279	236	272	206	224
Lumber (MMFBM)	289	288	250	283	205	248
Average net revenue:
Pulp ($ per ADMT)	462	672	503	469	459	524
Lumber ($ per MFBM)	416	334	330	354	375	295

	As at December 31,				As at
					September 30,
	1999	2000	2001	2002	2003

	(In thousands)
Balance sheets data:
Canadian GAAP
Cash	$18,869	$17,922	$15,872	$35,005	$46,440
Total assets	$280,035	$331,165	$316,678	$321,640	$317,123
Short-term debt	$—	$—	$—	$—	$—
Long-term debt, including current Portion	$232,319	$239,279	$254,800	$252,592	$215,616
Shareholders’ equity	$8,967	$24,966	$1,496	$2,004	$36,729
U.S. GAAP
Total assets		$330,922	$317,257	$321,352	$316,844
Shareholders’ equity		$28,487	$449	$2,536	$42,246

(1)	Comparative statement of earnings and balance sheet data have been restated to reflect the change in accounting policy with respect to unrealized foreign exchange gains or losses on the translation of long-term debt. See note 2 to our audited financial statements included elsewhere in this prospectus.

(2)	Net revenue is gross revenue, net of transportation costs, commissions and discounts, the impact of foreign exchange forward contracts and lumber duties.

(3)	Financing expense consists of interest expense, amortization of deferred financing costs and foreign exchange gains or losses on U.S. dollar cash and working capital.

(4)	Other expense (income) includes the gain or loss on disposal of property, plant and equipment, the provision for severance costs related to the new sawmill project and unrealized gain or loss on contracts. See note 14 to our audited financial statements included elsewhere in this prospectus.

RISK FACTORS

      You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before deciding whether to tender your old notes in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and cash flows. The risk factors set forth below (other than “Consequences of Failure to Exchange and Requirements for Transfer of New Notes” and “Absence of Public Market for the New Notes”) are generally applicable to the old notes as well as the new notes.

Risks Related to the Notes

We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to the notes.

      We currently have and after this offering will continue to have a significant amount of indebtedness and significant debt service obligations. The following table sets forth our total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as at September 30, 2003, after giving effect to the sale of the notes and the application of the estimated net proceeds:

Total indebtedness	$256.0 million
Total shareholders’ equity	36.7 million	(1)

Total capitalization	$292.7 million

Ratio of total indebtedness to total capitalization	87.5%

(1)	Not adjusted for pre-tax charges of approximately $15.5 million related to the write-off of deferred financing costs and the premiums to be paid in connection with our repurchase of the 9 7/8% Senior Notes due 2008.

     This high degree of leverage could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

We may not generate cash flow sufficient to service all of our obligations, including our obligations related to the notes.

      Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in the indenture governing the notes and the terms governing our revolving credit facility; and

•	other factors, including the condition of the financial markets or the forest products industry.

      As a result, we may not be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the notes.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

      We may be able to incur substantial additional indebtedness in the future. Although the terms governing our revolving credit facility and the indenture governing the notes will contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. As at September 30, 2003, our revolving credit facility would have permitted additional borrowing of up to $47.4 million. In addition, the indenture does not prevent us from incurring obligations that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks that we face could be magnified.

The notes will be unsecured and effectively subordinated to our existing and future secured indebtedness.

      The notes will be general unsecured obligations, ranking effectively junior in right of payment to all our existing and future secured debt, including obligations under our revolving credit facility, to the extent of the collateral securing such debt. As at September 30, 2003, after giving effect to the offering of the notes and the application of the estimated net proceeds, we would have had no secured debt outstanding and $47.4 million available for future borrowings under our revolving credit facility. In addition, the indenture governing the notes will permit the incurrence of additional debt, some of which may be secured debt.

      In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the notes. Holders of the notes will participate ratably in our remaining assets with all holders of our unsecured indebtedness that is deemed to rank equally with the notes, and potentially with all of the other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may be insufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less from our assets, ratably, than holders of our secured indebtedness.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

      The indenture governing the notes and the terms governing our revolving credit facility contain covenants that, among other things, limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	repurchase stock;

•	make certain investments;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates;

•	issue or sell stock of subsidiaries;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

      In addition, our revolving credit facility requires us to maintain specified financial ratios, and we may be unable to meet such ratios. All of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case, we may not be able to repay all of our indebtedness, and your notes may not be repaid fully, if at all.

We may be unable to purchase notes in the event of a change of control.

      Upon the occurrence of a change of control, as defined in the indenture, we will be required to make an offer to purchase notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Any such change of control would constitute a default under our revolving credit facility. In addition, the terms of our revolving credit facility prevent us from purchasing the notes. We may not have sufficient funds to repay our revolving credit facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of the notes.

Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the notes.

      We are incorporated under the laws of the Province of Alberta and substantially all of our assets are located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside of the United States would recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.

      The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors

Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceeding against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the notes, who may not otherwise be willing to accept it. Moreover, this provision of the legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of or during such a proceeding, payments under the notes may be discontinued, the trustee may be unable to exercise its rights under the indenture and holders of the notes may not be compensated for any delays in payments, if any, of principal and interest.

Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

      We are incorporated under the laws of the Province of Alberta and substantially all of our assets are located in Canada. All of our directors and officers reside in Canada and most of their assets are located in Canada. It may not be possible, therefore, for you to effect service of process within the United States upon us or our directors and officers. There is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts. Therefore, you may not be able to secure judgment against us or our directors and officers in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

Absence of Public Market for the New Notes.

      The new notes are being offered to the holders of old notes. The old notes were issued on November 25, 2003 to “qualified institutional buyers” in compliance with Rule 144A under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the remaining untendered old notes could be adversely affected. There is no existing trading market for the new notes, and there can be no assurance regarding the future development of a market for the new notes, the ability of a holder of the new notes to sell their new notes or the price at which such holders may be able to sell their new notes.

      Although the initial purchasers of the old notes have informed us that they currently intend to make a market of the new notes they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any securities exchange or stock market.

If you do not properly tender your old notes, you will not receive notes in the exchange offer, and you may not be able to sell your old notes.

      We registered the notes, but not the old notes, under the Securities Act. The old notes may not be offered or sold except pursuant to an exemption from the registration of the Securities Act and applicable state securities laws or pursuant to an effective registration statement. We will issue notes only in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and duly signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes.

      Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

      Although we may in the future seek to acquire unexchanged old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, we have no present plans to acquire any unexchanged old notes or to file with the SEC a shelf registration statement to permit resales of any unexchanged old notes. In addition, holders who do not tender their old notes, except for the initial purchasers or holders of old notes who are prohibited by applicable law or SEC policy from participating in the exchange offer or may not resell the notes acquired in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for such resales by such holders, will not have any further registration rights and will not have the right to receive special interest on their old notes.

The market for the old notes may be significantly more limited after the exchange offer.

      Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them. The extent of the market for the old notes and the availability of price quotations would depend on a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the old notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the old notes outstanding.

Risks Related to Our Business and the Forest Products Industry

Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.

      Our financial performance is principally dependent on the selling prices of, and the demand for, the pulp and lumber products we sell. Prices and demand for such products have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels and other factors beyond our control. We cannot predict with certainty what market conditions, demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.

      Prices for lumber products, including our products, have been and are at cyclically low levels, primarily due to oversupply and excess capacity in North America. Prices for pulp products,

including our products, are below historical averages, primarily due to weak general economic conditions and paper demand in our primary markets. We are unable to determine the degree and timing of a recovery in the prices for our products.

Duties imposed by the United States on Canadian softwood lumber products have had, and until such duties are removed, will continue to have a negative effect on our net revenue and profitability.

      The softwood lumber agreement, finalized in early 1996, addressed long-standing disputes between United States and Canadian manufacturers of softwood lumber products. Effective for five years commencing April 1, 1996, the softwood lumber agreement permitted the annual export from British Columbia, Alberta, Ontario and Quebec of 14.7 BFBM of softwood lumber to the United States without duty, with additional volumes subject to payment of graduated duties. Each company operating in British Columbia, Alberta, Ontario and Quebec and exporting softwood lumber to the United States was allocated a portion of the overall quota, based on historical shipments to the United States. The agreement expired on March 31, 2001 and was not renewed.

      Following the expiration of the softwood lumber agreement and in response to complaints of a coalition of U.S.-based lumber producers, timber owners and trade unions, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was sold at less than fair value and subsidized. As a result of these determinations, we were required to post bonds in respect of potential antidumping and countervailing duties on our exports of softwood lumber to the United States at rates of 12.6% and 19.31%, respectively. In May 2002, the United States International Trade Commission issued its final determination, which found that Canadian imports threatened to injure the U.S. softwood lumber industry, and imposed antidumping and countervailing duties on softwood lumber exports to the United States. Our combined effective duty rate is 25.6%. As a result, we are now required to remit cash deposits in an amount equal to the duties on our softwood lumber exports to the United States. Such duties are subject to appeal processes before both a binational panel under the North American Free Trade Agreement and the World Trade Organization. Discussions are ongoing between representatives of the Canadian and the United States governments with a view to resolving this trade dispute. However, we do not know what the outcome of these appeals or discussions will be.

      The existence of the duties has had a negative effect on our net revenue and profitability. Our sales of lumber represented approximately 43% of our net revenue for the year ended December 31, 2002, and approximately 44% of lumber sales were made to customers in the United States in that period. If the duty is not reduced or if it is increased, the profitability of our lumber operations will continue to suffer and our lumber operations could, under certain circumstances, become unprofitable, which would adversely affect our business, financial condition, results of operations and cash flows.

Intense global competition could adversely affect us.

      We compete in North American and overseas export markets with numerous forest products companies, including very large integrated firms that have greater financial resources than we do. Our lumber segment also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. Our competitive position is influenced by the availability, quality and cost of fiber, energy and labor costs, plant efficiencies and productivity and foreign currency fluctuations. Some of our competitors may have lower fiber, energy, labor or other costs than we do, or less stringent environmental and other governmental regulations to comply with than we do. Other competitors may be less leveraged than we are and therefore have greater financial flexibility than we do. In addition, variations in the exchange rates between the Canadian dollar and the U.S. dollar, and between the U.S. dollar and local currencies in each of our export markets, also affect the relative competitive position of our products when compared to our competitors outside of Canada. Our ability to compete in the markets to which we export our products is also dependent upon free access and transportation costs to such markets. If we are unable to compete effectively, our revenue could decline, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have the capital required to maintain our facilities and grow our operations.

      The production of lumber and pulp is capital intensive. We plan to make capital expenditures of approximately $8 million per year on average for the foreseeable future to fund expected maintenance capital at our existing facilities. However, our annual capital expenditures may vary due to fluctuations in requirements for maintenance, unforeseen events and changes to environmental or other regulations that require capital for compliance. Although we maintain our production equipment with regular periodic and scheduled maintenance, key pieces of equipment in our various production processes may need to be repaired or replaced before such repair or replacement is scheduled. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could have a material adverse effect on us.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2002, approximately 73% of our sales were denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2003 to September 30, 2003, the value of the Canadian dollar relative to the U.S. dollar has increased by approximately US$0.11, or 17%. Based on sales revenue for the year ended December 31, 2002, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.8 million.

      In addition, we are exposed to currency exchange risk on our debt, including the notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

      To mitigate the impact of foreign exchange volatility on our earnings, we typically enter into foreign exchange forward contracts to partially hedge our exposure to fluctuations in exchange rates. Foreign exchange forward contracts offset approximately $10.4 million of this impact for the nine months ended September 30, 2003. However, future hedging transactions may not be successful in materially reducing our exposure to exchange rate fluctuations.

A reduction in our fiber supply or an increase in the related costs could have an adverse effect on us.

      We obtain approximately 76% of our fiber requirements, based on current production capacity, from the Millar Western Forest Management Agreement, or Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of

Sustainable Resource Development, each of which is issued for a period of 20 years. Some of our Coniferous Timber Quotas and carry-over volume, representing approximately 22% of our fiber requirements, expire in 2006, and one of our Deciduous Timber Allocations, representing approximately 4% of our fiber requirements, expires in 2007. There is no assurance that such quotas and allocations will be renewed or extended on acceptable terms, if at all. In addition, the Millar Western FMA and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.

      We obtain approximately 15% of our fiber requirements under multi-year agreements with other forest products companies and purchase approximately 9% in the open market. Accordingly, our operations could be affected by changes in the supply and demand for, and the prices of, purchased fiber.

      The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. Amendments to legislation or regulatory regimes of the Government of Alberta may change stumpage fee structures payable in relation to the harvesting of timber and may increase the costs through the imposition of additional and more stringent reforestation and silvicultural standards. A material increase to the stumpage rates applicable to the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations could have a material adverse effect on our business, financial condition, results of operations and cash flows. The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to harvest timber is subject to natural events that are beyond our control.

      Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest timber, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Environmental and other government regulations could increase the cost of doing business or restrict our ability to conduct our business.

      We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Our failure to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental and other laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in environmental or other laws and regulations, including any new legislation that might arise as a result of the Government of Canada’s ratification of the United Nations Kyoto Protocol, or any change in interpretation or enforcement of laws and regulations, may give rise to additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If environmental or other regulatory approvals, licenses or permits are delayed, restricted or not renewed, a variety of operations on our timberlands or at our facilities could be delayed or restricted.

      In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings. Any delay associated with a filing could result in a delay or restriction in operating our mills or logging operations, any of which could have an adverse effect on our operating results. The approval for our license to operate our Whitecourt pulp mill is scheduled for renewal by the Government of Alberta on or before November 30, 2003. While we believe we will receive the renewal by that date, there is no assurance that we will. If we are unable to extend or renew this approval or any other material license or permit, or if there is a delay in renewing the approval or any other material license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our sole shareholder has the ability to direct our operations and its interests may conflict with the interests of the noteholders.

      Our parent, Industries, holds, directly and of record, all of our outstanding common shares. Industries is wholly owned by Hualkeith Investments Ltd., a corporation indirectly owned by our Chairman of the board of directors, James B. Millar, and our President and Chief Executive Officer, H. MacKenzie Millar, and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The Millar family may have different interests than you have and therefore may make decisions that are adverse to your interests.

Our business is subject to many operational risks for which we may not be adequately insured.

      Our business is subject to the risks of operating pulp mills and sawmills and logging, such as unforeseen equipment breakdowns, power failures, fires, environmental issues, severe weather or any other event, which could result in a temporary or prolonged shutdown of any of our operations. A shutdown at any of our operations could materially adversely affect our business, financial condition, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, we cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we do not insure and cannot get insurance against losses of standing timber from any cause, including fire, and insurance against certain environmental risks is not available on commercially acceptable terms. In addition, we cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

The loss of our power purchase rights could adversely affect our profitability.

      Effective January 1, 2001, we acquired long-term power purchase rights that significantly reduce our exposure to fluctuations in market electricity rates. In 2002, we estimate that the power purchase rights provided us savings of $5.9 million compared to what we would have paid at market rates, and therefore comprised a meaningful component of our operating performance. The agreements governing our power purchase rights contain termination provisions which are effective upon the occurrence of a force majeure event.

      If our power purchase rights were terminated, we would be exposed to fluctuations in market electricity rates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      The power purchase rights represent long-term obligations to pay our pro rata share of the costs of maintaining and operating certain coal-fired electrical generation facilities. These rights and obligations are governed by two Power Syndicate Agreements which we entered into with EPCOR Utilities Inc. and three other industrial participants. Although all parties to the Power Syndicate Agreements, including us, have provided financial commitments in relation to the agreements, there can be no assurance that each party to the agreements will perform its obligations over the term of the agreements. A failure by EPCOR Utilities Inc., in particular, could adversely affect the savings we realize from the power purchase rights.

      Under the Power Syndicate Agreements, our financial commitment requires us to provide a letter of credit covering the shortfall that would occur if the net present value of the cash flows associated with the power purchase rights were to fall below a specified level. There has been no requirement to provide such a letter of credit to date, but there is no assurance that we will not be required to provide one in the future. If we are required to provide such a letter of credit in a large amount, it would limit the amount of credit available to us under our revolving credit facility, which could have a material adverse effect on our liquidity.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;

•	future production volumes, efficiencies and operating costs;

•	increases or decreases in the prices of our products;

•	our future stability and growth prospects;

•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

•	our future profitability and capital needs, including capital expenditures;

•	the outlook for and other future developments in our affairs or in the industries in which we participate; and

•	the effect on us of new accounting releases.

      These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:

•	the cyclical nature of our business and the effect of market factors on our results of operations;

•	the effects of duties imposed by the United States on Canadian softwood lumber imports on our net revenue and profitability;

•	the effects of intense global competition;

•	the risk that we may not have the capital required to maintain or grow our operations;

•	our exposure to currency exchange risk;

•	the availability of adequate fiber supply or an increase in the costs of fiber;

•	the effects of natural events on our ability to harvest fiber;

•	the impact of changes in environmental and other governmental regulations;

•	the delay, restriction or non-renewal of environmental or other regulatory permits;

•	the interests of our controlling shareholder;

•	operational risks and the lack of insurance for some of such risks;

•	the loss of our power purchase rights; and

•	other factors as described in “Risk Factors”.

      Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as at the date of this prospectus. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      The exchange offer will give holders of old notes the opportunity to exchange the old notes, which were issued on November 25, 2003, for new notes that have been registered under the Securities Act. The terms of the new notes will be identical in all material respects to the terms of the old notes except that the new notes will have been registered under the Securities Act and will be issued free from any provision for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates and the new notes will not bear legends restricting their transfer.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Resale of New Notes

      We believe that new notes issued in connection with the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder of new notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act if:

•	the holder is not a broker dealer or our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the new notes.

      Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.

      This prospectus may be used for an offer to resell, resale or other retransfer of new notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section entitled “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue US$1,000 principal amount of new notes in exchange for each US$1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of US$1,000. The new notes will be delivered on the earliest practicable date following the exchange date.

      The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see the section entitled “Description of Notes”.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

      As of the date of this prospectus, US$190,000,000 aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the new notes.

      We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the new notes from us and delivering the new notes to their holders. The exchange agent will make the exchange promptly on the date of acceptance for exchange of the old notes. This exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the subsection entitled “— Conditions”.

      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the subsection entitled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2004. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

      In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

      We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the subsections entitled “— Purpose and Effect of the Exchange Offer”, “— Procedures for Tendering”; and

•	any other representations that may be reasonably requested in order to comply with applicable laws.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to the holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange. By public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.

      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

      We will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act.

      If the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) could not rely on the staff position enunciated in Exxon Capital or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Procedures for Tendering

      Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

      In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•	the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent’s message and a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the subsection entitled “— Exchange Agent” before expiration of the exchange offer. To receive confirmation of a valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the subsection entitled “— Exchange Agent”.

      The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the old notes held by the holder, that tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

      Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation that old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      Holders should receive a copy of the letter of transmittal with this prospectus. A holder may obtain additional copies of the letter of transmittal from the exchange agent’s offices listed under the subsection entitled “— Exchange Agent”. By signing the letter of transmittal, each tendering holder of old notes will represent to us that, among other things:

•	any new notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	if the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those new notes (see the section entitled “Plan of Distribution”); and

•	the holder is not an “affiliate”, as defined in Rule 405 of the Securities Act, of us.

Book-entry Transfer

      The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry transfer of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under the subsection entitled “— Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

      If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the applicable DTC procedures.

      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the subsection entitled “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.

      A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the subsection entitled “— Exchange Agent”.

Exchange Agent

      The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

By Mail, Hand Delivery or Overnight Courier:

The Bank of New York
Corporate Trust Operations — Reorganization Unit
101 Barclay Street — 7 East
New York, New York 10286
Attention: Mr. William Buckley

By Facsimile Transmission:

212-298-1915
Attention: Mr. William Buckley

For Information or Confirmation by Telephone:

212-815-5788

      Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees; and

•	printing and mailing costs.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

      If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

      We will record the new notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as deferred financing costs, which will be amortized over the term of the new notes.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire old notes in open-market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive the old notes in like principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness or capital stock.

CAPITALIZATION

      The following table sets forth our cash and our capitalization as at September 30, 2003. Our cash and capitalization are presented (1) on an actual basis and (2) as adjusted to reflect the sale of the notes and the application of the estimated net proceeds as described in “Use of Proceeds”. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Our Revolving Credit Facility” and the financial statements and related notes appearing elsewhere in this prospectus.

	As at
	September 30, 2003

	Actual	As adjusted

	(in thousands)
Cash(1)	$46,440	$69,187	(2)

Debt (including current portion):
Revolving credit facility(3)	$—	—
9 7/8% Senior Notes due 2008(1)	215,616	—
Senior notes offered hereby(1)	—	256,030

Total debt	215,616	256,030
Shareholder’s equity	36,729	36,729	(4)

Total capitalization	$252,345	$292,759

(1)	Based on an exchange rate of US$0.7421 = $1.00 as at September 30, 2003.

(2)	Not adjusted for approximately $10.6 million of interest on the 9 7/8% Senior Notes due 2008 paid on November 15, 2003.

(3)	Our revolving credit facility has total commitments of $50 million. Borrowings under our revolving credit facility are subject to a borrowing base calculation based on our accounts receivables and inventories. As at September 30, 2003, we would have been permitted to borrow approximately $47.4 million, before taking into account $4.5 million reserved for outstanding letters of credit. Our revolving credit facility is collateralized by our accounts receivable and inventory.

(4)	Not adjusted for pre-tax charges of approximately $15.5 million related to the write-off of deferred financing costs and the premiums to be paid in connection with our purchase of the 9 7/8% Senior Notes due 2008.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      You should read the selected historical financial and other data set forth below in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected historical financial data for the years ended and as at December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited financial statements. The selected historical financial data for the nine months ended and as at September 30, 2002 and 2003 have been derived from our unaudited financial statements included elsewhere in this prospectus that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly this unaudited financial data. The results of operations for any interim period are not necessarily indicative of the results of operations for the entire fiscal year. We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 20 to our audited financial statements and note 8 to our unaudited financial statements included elsewhere in this prospectus.

						Nine months ended
	Year ended December 31,					September 30,

	1998(1)(2)	1999(2)	2000(2)	2001(2)	2002	2002	2003

	(in thousands, except per share amounts, ratios, shipments and average net
	revenue)
Statements of earnings data:
Canadian GAAP
Net revenue(3)	$204,078	$238,231	$297,571	$210,878	$233,965	$175,843	$195,261
Cost of sales	170,948	175,045	199,410	161,863	177,354	132,062	149,858
Depreciation and amortization	15,185	17,363	15,807	16,184	16,731	12,521	12,521
General and administration	11,154	13,457	12,498	15,424	13,391	9,993	9,539
Severance costs	—	—	—	—	2,298	2,298	—
Employees’ profit sharing	—	453	4,358	—	—	—	194

Operating earnings	6,791	31,913	65,498	17,407	24,191	19,026	23,149
Financing expenses(4)	28,525	26,989	25,596	25,266	26,153	19,881	21,432
Unrealized exchange (gain) loss on debt	12,896	(15,393)	6,960	15,521	(2,208)	(2,448)	(36,976)
Other expense (income)(5)	7	10	2,664	4,415	(707)	(296)	2

Earnings (loss) before income taxes	(34,637)	20,305	30,278	(27,795)	953	1,889	38,691
Income taxes (recovery)	500	(2,893)	14,279	(4,325)	445	607	3,966

Net earnings (loss)	$(35,137)	$23,198	$15,999	$(23,470)	$508	$1,282	$34,725

U.S. GAAP
Operating earnings			$62,798	$17,407	$24,191	$19,026	$23,568
Net earnings (loss)			$18,206	$(28,038)	$2,087	$2,804	$39,710
Other data:
Canadian GAAP
Cash provided by (used in):
Operating activities	$(3,736)	$13,802	$50,794	$20,649	$23,136	$20,285	$17,021
Investing activities	$(6,565)	$(4,389)	$(51,741)	$(22,699)	$(3,071)	$(2,452)	$(5,586)
Financing activities	$56,011	$—	$—	$—	$(932)	$—	$—
Ratio of earnings to fixed charges(6)	—	1.8x	2.2x	—	1.0x	1.1x	3.3x
Shipments:
Pulp (MADMT)	223	234	279	236	272	206	224
Lumber (MMFBM)	285	289	288	250	283	205	248
Average net revenue:
Pulp ($ per ADMT)	408	462	672	503	469	459	524
Lumber ($ per MFBM)	363	416	334	330	354	375	295

	As at December 31,					As at
						September 30,
	1998	1999	2000	2001	2002	2003

	(in thousands)
Balance sheets data:
Canadian GAAP
Cash	$9,456	$18,869	$17,922	$15,872	$35,005	$46,440
Total assets	$265,905	$280,035	$331,165	$316,678	$321,640	$317,123
Short-term debt	$—	$—	$—	$—	$—	$—
Long-term debt, including current portion	$247,712	$232,319	$239,279	$254,800	$252,592	$215,616
Shareholders’ equity (deficit)	$(14,231)	$8,967	$24,966	$1,496	$2,004	$36,729
U.S. GAAP
Total assets			$330,922	$317,257	$321,352	$316,844
Shareholders’ equity			$28,487	$449	$2,536	$42,246

(1)	We were incorporated on September 8, 1997, and acquired the forest products operations of Industries on May 13, 1998, and had no operations prior to that date. The selected historical financial data for the year ended December 31, 1998 is presented as if the forest products operations had been owned by us and such business and assets had constituted a distinct operating entity during the entire period for which such data is presented. Such data is not necessarily indicative of the financial position or results of operations that would have been obtained had we operated the forest products operations as a separate, stand-alone entity during that period. In addition, the selected historical financial data for the period January 1, 1998 to May 12, 1998, within the year ended December 31, 1998, does not reflect a provision for income taxes because income taxes were not allocated to the separate activities of the forest products operations from the legal entities to which they had historically belonged. After May 13, 1998, we became subject to income and capital taxes.

(2)	Comparative statement of earnings and balance sheet data have been restated to reflect the change in accounting policy with respect to unrealized foreign exchange gains or losses on the translation of long-term debt. See note 2 to our audited financial statements included elsewhere in this prospectus.

(3)	Net revenue is gross revenue, net of transportation costs, commissions and discounts, the impact of foreign exchange forward contracts and lumber duties.

(4)	Financing expense consists of interest expense, amortization of deferred financing costs and foreign exchange gains or losses on U.S. dollar cash and working capital.

(5)	Other expense (income) includes the gain or loss on disposal of property, plant and equipment, the provision for severance costs related to the new sawmill project and unrealized gain or loss on contracts. See note 14 to our audited financial statements included elsewhere in this prospectus.

(6)	For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. The deficiency of earnings to cover fixed charges in the years ended December 31, 1998 and 2001, was $35.1 million and $23.5 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. Our financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to us, see note 20 to our audited financial statements and note 8 to our unaudited financial statements included elsewhere in this prospectus.

Overview

      Our two operating segments are pulp and lumber. The pulp segment consists of a BCTMP mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of two sawmills located at Whitecourt and Boyle, Alberta, that produce SPF dimension lumber. Our corporate and other activities include management and marketing services provided to the Meadow Lake BCTMP mill and other corporate business.

      Our operating results are influenced by five main factors: pulp and lumber prices, U.S.-Canadian dollar exchange rates, production volumes, fiber costs and electricity costs.

      Our operating results are largely affected by the prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. We sell almost half of our lumber in the United States. Since May 22, 2002, we have recorded combined antidumping and countervailing duties at an effective rate of 25.6% on all softwood lumber exports to the United States as a selling expense in the lumber segment. In response to these duties, many Canadian lumber producers have increased their lumber output in order to reduce unit costs, which has exacerbated the oversupply condition in North American lumber markets. See note 10 to our audited financial statements for a further discussion of the duties.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2002, approximately 73% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. In order to mitigate the impact of foreign exchange volatility on our operating results, we have entered into foreign exchange forward contracts to partially hedge our exposure to fluctuations in U.S. dollar revenue and we have incurred substantially all of our debt in U.S. dollars. Effective January 1, 2002, we retroactively adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in income in the current period. See note 2 to our audited financial statements for a further discussion of the change in accounting policy.

      Pulp and lumber production volumes have a direct impact on our operating results. Our Whitecourt pulp mill’s production capacity has increased from a design capacity of 210,000 tonnes per year to the current capacity of 285,000 tonnes per year through operating improvements and capital expenditures. Through the optimization of the new sawmill at Whitecourt and the implementation of an extra shift at Boyle, the production capacity of our lumber segment has also increased in the past year.

      The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the Government of Alberta, providing a secure supply of fiber on a sustainable basis. Approximately 91% of the fiber requirements for our pulp mill and sawmill facilities are supplied by the Millar Western FMA, our provincial quotas and allocations, and multi-year fiber agreements with other forest products companies. We purchase the balance of our fiber requirements in the open market.

      Electricity costs represent approximately 25% of our manufacturing costs for pulp and 2% for lumber, based on 2002 costs, and fluctuations in the price of electricity affect our costs. In January 2001, we acquired long-term power purchase rights that provide our pulp and lumber operations with an effective hedge against volatility in the electricity market.

Our Results of Operations

      The following table sets out our segmented financial and operating information for the periods indicated.

				Nine months
				ended
	Year ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(in millions, except as noted)
Net revenue (1)
Lumber	$96.3	$82.6	$100.2	$76.8	$73.2
Pulp	187.5	119.0	127.7	94.4	117.4
Corporate and other(2)	13.8	9.3	6.1	4.6	4.7

Total	$297.6	$210.9	$234.0	$175.8	$195.3

Operating earnings (loss)
Lumber	$(6.5)	$(7.1)	$9.1	$8.2	$3.1
Pulp	76.3	30.9	22.9	16.7	25.4
Corporate and other (2)	(4.3)	(6.4)	(7.8)	(5.9)	(5.4)

Total	$65.5	$17.4	$24.2	$19.0	$23.1

Shipments
Lumber (MMFBM)	288	250	283	205	248
Pulp (MADMT)	279	236	272	206	224
Average net revenue
Lumber ($ per MFBM)	334	330	354	375	295
Pulp ($ per ADMT)	672	503	469	459	524

(1)	Net revenue is gross revenue, net of transportation costs, commissions and discounts, the impact of foreign exchange forward contracts and lumber duties.

(2)	Primarily represents revenue from management and marketing contracts, the related costs and unallocated corporate expenses.

     Virtually all of our pulp and a substantial portion of our lumber products are sold outside of Canada. Our geographic distribution of revenue for the periods indicated is as follows:

				Nine months
				ended
	Year ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(in millions)
Canada	$55.0	$56.2	$61.5	$47.1	$46.1
United States	70.5	50.2	56.9	42.6	42.9
Europe	87.4	56.6	38.8	28.6	36.6
Asia	83.8	46.2	76.1	57.1	69.1
Other	0.9	1.6	0.7	0.4	0.6

	$297.6	$210.9	$234.0	$175.8	$195.3

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Overview

      Net revenue increased by $19.4 million, or 11.0%, to $195.3 million for the first nine months of 2003, compared to $175.8 million in the same period in 2002, primarily due to higher sales from the pulp segment. While sales volumes of pulp and lumber have been strong in 2003, net revenue from the lumber segment continues to be negatively impacted by higher duties on sales of lumber to the United States. Duty expense for the first nine months of 2003 amounted to $8.3 million, compared to $0.1 million in the same period in 2002. Duties in the prior year did not commence until May 22 and included a $2.3 million reduction as a result of a reversal of duties that were previously accrued. A strengthening Canadian dollar, which has appreciated by approximately 17% relative to the U.S. dollar over the first nine months of the year, has also had a negative impact on revenue. However, the negative impact has been partly mitigated by our currency hedging program, which hedged approximately 60% of our U.S. dollar revenue in the first nine months of 2003. The program’s benefits amounted to $10.4 million for the first nine months of 2003.

      Operating earnings increased by $4.1 million to $23.1 million during the first nine months of 2003, compared to $19.0 million in the same period in 2002. The improvement in operating earnings for the first nine months was largely due to stronger operating results from the pulp segment. Both segments, however, continued to generate positive cash flow as a result of low manufacturing costs.

      Depreciation and amortization expense of $12.5 million for the first nine months of 2003 was unchanged from the same period in 2002.

      General and administration expense decreased by $0.5 million to $9.5 million for the first nine months of 2003, compared to $10.0 million in the same period in 2002, primarily as a result of lower salary and benefit costs.

          Lumber

      Net revenue from the lumber segment decreased by $3.5 million, or 4.6%, to $73.2 million for the first nine months of 2003, compared to $76.8 million in the same period in 2002. The decrease was due to lower average net revenue per unit, partially offset by higher sales volumes. Sales volumes improved by 43 MMFBM, or 20.9%, in the first nine months of 2003 compared to the same period in 2002 due to higher production at our sawmills and continued strong demand. While sales volumes increased, average net revenue per unit decreased by $80 per MFBM, or

21.3%, in the first nine months of 2003 compared to the same period in 2002, as a result of lower average prices and higher duties on sales of softwood lumber in the United States.

      Operating earnings for the lumber segment decreased by $5.1 million, or 62%, to $3.1 million for the first nine months of 2003, compared to $8.2 million in the same period in 2002. The decrease in operating earnings for the first nine months of 2003 was largely the result of lower net revenue. Higher net revenue in the third quarter was not enough to offset the weak first half of 2003, which experienced lower pricing and higher duty expenses compared to the first half of 2002. Manufacturing cost of sales decreased by $44 per MFBM from the same period in 2002 as a result of higher production at both sawmills, as well as lower fiber costs at Boyle stemming from the utilization of fire-damaged timber. Lumber cost of sales reflects savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $1.0 million for the first nine months of 2003.

          Pulp

      Net revenue from the pulp segment increased by $23.0 million, or 24.3%, to $117.4 million in the first nine months of 2003, compared to $94.4 million in the same period in 2002, as a result of higher sales volumes and higher average net revenue per unit. Average net revenue per unit for the first nine months of 2003 improved by $65 per tonne, or 14.2%, and sales volumes increased by 18,000 tonnes, or 8.8%, compared to the same period in 2002.

      Operating earnings from the pulp segment increased by $8.7 million, or 53%, to $25.4 million in the first nine months of 2003, compared to $16.7 million in the same period in 2002, which was largely the result of higher revenues, partially offset by higher repair and maintenance costs and higher natural gas costs. Pulp cost of sales reflects savings from our power purchase rights of $13.3 million for the first nine months of 2003.

          Corporate and Other

      Net revenue from our corporate and other activities for the first nine months of 2003 was relatively stable. Operating earnings in this segment improved by $0.5 million in the first nine months of 2003, compared to the same period in 2002, largely as a result of lower salary and benefit costs in this period, partially offset by an accrual for the employees’ profit sharing plan.

          Financing Expenses

      Financing expenses increased by $1.6 million for the first nine months of 2003, compared to the same period in 2002, primarily due to exchange rate fluctuations. The value of the Canadian dollar increased from an average of US$0.6369 for the first nine months of 2002 to US$0.7031 for the first nine months of 2003. The significant appreciation in the value of the Canadian dollar relative to the U.S. dollar in the first nine months of 2003 resulted in lower interest expense on long-term debt of $2.8 million, but an increase in foreign exchange losses on U.S. dollar cash and working capital of $4.5 million.

          Unrealized Exchange (Gain) Loss on Debt

      Unrealized foreign exchange gains on our U.S. dollar 9 7/8% Senior Notes due 2008 amounted to $37.0 million for the first nine months of 2003, as a result of the increasing value of the Canadian dollar compared to the U.S. dollar since the end of 2002. In the first nine months of 2002, unrealized foreign exchange gains on debt amounted to $2.5 million. These gains were unrealized and had no impact on our cash flows.

          Income Taxes

      Operating results for the first nine months of 2003 were subject to income and capital taxes at an effective rate of 35%. For the first nine months of 2003, income tax expense consisted of a large-corporations capital tax of $0.5 million and future income taxes of $3.5 million, compared to large-corporations capital tax of $0.4 million and future income taxes of $0.2 million in 2002. The actual tax rate for the first nine months of 2003 varies significantly from the effective rate, primarily because of the non-taxable portion of unrealized exchange gains on debt and the recognition of previously unrecognized tax benefits. During the first nine months of 2003, we recorded $3.6 million of previously unrecognized tax benefits related to the translation of foreign currency debt.

     Year ended December 31, 2002 compared to year ended December 31, 2001

          Overview

      Our financial performance was stronger in 2002 despite the continued difficult market conditions for both lumber and pulp and the negative effects of the ongoing softwood lumber trade dispute. Increased sales volumes for both lumber and pulp contributed to an 11% increase in net revenue, to $234.0 million in 2002 compared to $210.9 million in 2001.

      Cost of sales increased by $15.5 million, or 10%, to $177.4 million in 2002, compared to $161.9 million in 2001, mainly due to higher sales volumes of both lumber and pulp. Lumber manufacturing costs were lower in 2002 due to significant productivity improvements in the new sawmill in Whitecourt during the year. Pulp manufacturing costs increased as a result of higher energy costs after a provincial government energy rebate program expired at the end of 2001.

      Depreciation and amortization expense was $0.5 million higher in 2002, reflecting a full year’s depreciation on the new sawmill in Whitecourt.

      General and administration expense for the year decreased by $2.0 million, or 13%, to $13.4 million in 2002, compared to $15.4 million in 2001, primarily as a result of lower salary and travel costs.

      We implemented a workforce reduction program in January 2002 and recorded a provision for severance costs of $2.3 million.

      As a result of the increase in net revenue and lower manufacturing and administration costs, operating earnings increased by $6.7 million, or 39%, from $17.4 million in 2001 to $24.1 million in 2002. We recorded earnings before income taxes of $1.0 million in 2002. There was no contribution to the employee profit sharing program in 2002 because there was a net loss before the unrealized exchange gain on debt. No contribution was made to the employee profit sharing program in 2001 because there was a net loss before income taxes for the year of $27.8 million.

          Lumber

      Net revenue for the lumber segment increased by $17.6 million, or 21%, to $100.2 million in 2002, compared to $82.6 million in 2001, primarily as a result of higher lumber shipments. Our new sawmill in Whitecourt achieved better than expected levels of productivity, resulting in higher production volumes and lower manufacturing costs for the year. Average net revenue per unit improved from 2001 levels, in part due to a $2.3 million reversal of the 2001 countervailing and antidumping duties imposed by the United States Department of Commerce and in part due to higher lumber prices in general. In 2002, average net revenue per unit was $354 per MFBM, which was $24 per MFBM greater than 2001. Lumber cost of sales averaged $300 per MFBM, $37 per MFBM lower than 2001, primarily due to the new sawmill in Whitecourt and $0.4 million of savings realized from our long-term power purchase rights. Overall, our lumber segment realized operating earnings of $9.1 million in 2002 compared to an operating loss of $7.1 million in 2001.

          Pulp

      Net revenue from the pulp segment increased by $8.7 million, or 7%, from $119.0 million in 2001 to $127.7 million in 2002 as a result of higher pulp shipments, partially offset by lower market pulp prices. Strong demand for BCTMP contributed to the higher sales volumes. However, average net revenue per unit in 2002 was $34 per tonne lower than in 2001. At $341 per tonne, pulp cost of sales were 4% higher than in 2001, primarily as a result of power cost increases, partially offset by productivity gains. The 2002 power costs included a $1.6 million provision resulting from a reassessment of power rates for electricity consumed in 2000. Our pulp segment realized savings from our long-term power purchase rights of $5.5 million in 2002. Given the lower average net revenue per unit and the power cost reassessment, our pulp segment recorded operating earnings of $22.9 million in 2002, compared to $30.9 million in 2001.

          Corporate and Other

      Net revenue from corporate and other decreased by $3.2 million to $6.1 million in 2002 as a result of the expiration of the management and marketing contracts with the Chetwynd pulp mill on December 31, 2001. Consequently, the operating loss in this segment increased by $1.5 million to $7.9 million in 2002, compared to a loss of $6.4 million in 2001.

          Financing Expenses

      Financing expenses increased by $0.9 million in 2002, compared to 2001, primarily due to a reduction in foreign exchange gains realized on working capital balances during the year, which was partially offset by a reduction in short term interest expense.

          Unrealized Exchange (Gain) Loss on Debt

      In 2002 we recorded an unrealized gain of $2.2 million on the translation of long-term debt denominated in U.S. dollars. The gain resulted from a stronger Canadian dollar relative to the U.S. dollar at the end of 2002 compared to the exchange rate at the end of 2001. In 2001, we recorded an unrealized loss of $15.5 million as a result of a relatively weaker Canadian dollar in relation to the U.S. dollar at the end of 2001, compared to the exchange rate at the end of 2000.

          Other Expense (Income)

      Included in other expense (income) in 2002 was a recovery on an energy contract of $0.7 million before tax. In 2001, we recorded a provision for loss on this contract of $5.0 million before tax.

          Income Taxes

      Operating results for the year ended December 31, 2002 were subject to income and capital taxes at an effective rate of 35%. Variations from the effective rate are detailed in note 15 of the audited financial statements. The provision for income taxes for 2002 consisted of large corporation tax expense of $0.5 million and a future income tax recovery of $0.1 million compared to an income tax recovery in 2001, which consisted of large corporation tax expense of $0.6 million and a future income tax recovery of $4.9 million.

     Year ended December 31, 2001 compared to year ended December 31, 2000

          Overview

      Our financial performance in 2001 was negatively impacted by the effects of the downturn in the global economy on the forest products industry. Reduced demand for paper and an oversupply of lumber and pulp resulted in difficult market conditions for both of our core products through the year. The softwood lumber trade dispute and the start up of the new sawmill in Whitecourt also had a negative impact on net revenue. Net revenue, which reached a record level of $297.6 million in 2000, decreased by 29% to $210.9 million in 2001.

      Cost of sales decreased by $37.5 million, or 19%, in 2001 compared to 2000, mainly due to lower sales volumes of both lumber and pulp. Electricity costs were significantly lower in 2001 because of the savings we realized from our long-term power purchase rights and a one-time $19.6 million cash rebate of electricity costs incurred in 2000, which was given to all consumers of electricity in the Province of Alberta. Our power purchase rights, which commenced January 1, 2001, were acquired in August 2000 for $20.8 million and provide us with a long-term hedge against the volatility of market electricity prices.

      Depreciation and amortization expense increased by $0.4 million in 2001 compared to 2000, primarily as a result of the amortization of our power purchase rights, which commenced January 1, 2001.

      General and administration expense for the year increased by $2.9 million, or 23%, compared to 2000, primarily as a result of higher salary and travel costs.

      Operating earnings decreased by $48.1 million, or 73%, from $65.5 million in 2000 to $17.4 million in 2001, primarily as a result of the decline in sales revenues. There was no contribution to the employee profit sharing program in 2001 because there was a net loss before income taxes for the year of $27.8 million, while there was a contribution to the employee profit sharing program of $4.4 million in 2000 because earnings before income taxes were $30.3 million in 2000.

          Lumber

      Net revenue for the lumber segment decreased by $13.7 million, or 14%, to $82.6 million in 2001 from $96.3 million in 2000, primarily as a result of lower lumber shipments. The start up of the new sawmill in Whitecourt, combined with market-related downtime at the Boyle sawmill, reduced lumber shipments by 38 MMFBM, or 13%. Housing starts in North America showed continued strength through 2001 and lumber prices increased in the second and third quarters. However, average net revenue per unit was negatively impacted by the preliminary duties on shipments to the United States after August 17, 2001. We accrued $2.3 million as at December 31, 2001 for the preliminary duties. Our average net revenue per unit was $330 per MFBM in 2001, which was $4 per MFBM less than in 2000. Lumber cost of sales averaged $337 per MFBM in 2001, virtually unchanged from 2000 in spite of the challenges of starting up our new sawmill in Whitecourt. We realized savings in terms of lower electricity rates as compared to market electricity rates from our long-term power purchase rights, which commenced January 1, 2001, of $1.5 million in 2001. Overall, our lumber segment realized an operating loss of $7.1 million in 2001 compared to an operating loss of $6.5 million in 2000.

          Pulp

      In 2001, the pulp segment was significantly affected by the downturn in the global economy and the resulting decline in demand for paper products. These factors and rising global pulp inventories caused market prices to collapse in the first quarter of 2001 and they remained at low levels throughout the year. Net revenue from the pulp segment decreased by $68.5 million, or 37%, from a record level of $187.5 million in 2000 to $119.0 million in 2001, as a result of a 15%

reduction in shipments and a 25% drop in average net revenue per unit. Pulp cost of sales in 2001 were $328 per tonne, or 10% less than in 2000, primarily as a result of reduced power costs. We realized savings in terms of lower electricity rates as compared to market electricity rates from our long-term power purchase rights, which commenced January 1, 2001, of $20.6 million in 2001, and we also received a $19.6 million cash rebate in 2001 related to our electricity cost in 2000. Offsetting these benefits was a $4.2 million provision for a potential retroactive charge for power consumed in 2000. Given the weak market conditions, operating earnings in the pulp segment decreased to $30.9 million in 2001 compared to $76.3 million in 2000.

          Corporate and Other

      Net revenue from corporate and other activities in 2001 decreased significantly from 2000 as a result of decreased sales commission revenue from pulp sold under marketing agreements with BCTMP mills in Meadow Lake, Saskatchewan, and Chetwynd, British Columbia. The decreased revenue was a direct result of the downturn in the pulp market in 2001, with both mills experiencing lower sales volumes and lower net revenue per unit than in 2000. The operating loss in this segment increased by $2.1 million to $6.4 million in 2001 compared to 2000, primarily as a result of lower sales commission revenue and increased general and administrative expense. The Chetwynd pulp mill did not operate after April 2001 and our contracts with respect to Chetwynd expired on December 31, 2001.

          Financing Expenses

      Financing expenses decreased by $0.3 million in 2001, compared to 2000, primarily due to the effects of changes in currency exchange rates. The value of the Canadian dollar declined from an average of US$0.6725 in 2000 to US$0.6443 in 2001, which resulted in an increase in the Canadian dollar interest cost on U.S. dollar denominated debt of $1.0 million, offset by an increase in foreign exchange gains on U.S. dollar cash and working capital of $1.3 million.

          Unrealized Exchange (Gain) Loss on Debt

      In 2001 we recorded an unrealized loss of $15.5 million on the translation of long-term debt denominated in U.S. dollars resulting from a weaker Canadian dollar relative to the U.S. dollar at the end of 2001, compared to the exchange rate at the end of 2000. In 2000, we recorded an unrealized loss of $7.0 million as a result of a relatively weaker Canadian dollar.

          Other Expense (Income)

      Included in other expense (income) in 2001 was a provision for loss on an energy contract of $5.0 million before tax. In August 2000, we entered into a fixed price contract to purchase 25 megawatts of electricity per hour in 2002. At December 31, 2001, the contract rate was higher than the market rate as determined by the quoted forward rate for the calendar year 2002. Management was of the opinion that the decline in value in this investment was not temporary and therefore, in accordance with our accounting policy for investments, a provision for loss on this contract was recorded for the year ended December 31, 2001.

      Other expense in 2000 of $2.7 million included the cost of a workforce reduction that occurred in 2001.

          Income Taxes

      Operating results for the year ended December 31, 2001 were subject to income and capital taxes at an effective rate of 36%. The income tax recovery in 2001 consisted of large corporation tax expense of $0.6 million and a future income tax recovery of $4.9 million compared to a provision for income taxes in 2000, which consisted of large corporation tax expense of $0.6 million and future income tax recovery of $13.7 million.

Liquidity and Capital Resources

      For the first nine months of 2003, we generated cash of $17.0 million from operations, compared to $20.3 million in the same period in 2002. The reduced cash flow from operations for the first nine months of the year was largely a result of lower cash provided from changes in working capital. The decrease in cash generated from working capital changes during the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 resulted from increased accounts receivable and a reduction in deferred revenue in 2003 that more than offset cash generated from reductions in inventories and prepaid expenses and an increase in accounts payable and accrued liabilities during the same period. The reduction in deferred revenue of $6.5 million reflected the recognition in income for the period ended September 30, 2003 of cash received in December 2002.

      Net capital expenditures increased by $3.1 million for the first nine months of 2003, compared to the same period in 2002. After a year of reduced spending, capital expenditures returned to more regular levels in 2003 and included the construction of a new dry kiln at Whitecourt and the purchase of a small hardwood timber allocation.

      At September 30, 2003, we had cash of $46.4 million, compared to a cash balance of $33.7 million as at September 30, 2002. An additional $47.4 million was available under our revolving credit facility, of which $4.5 million was committed for letters of credit. Borrowings under our revolving credit facility are subject to a borrowing base calculation based on our accounts receivable and inventory. As at September 30, 2003, the borrowing base was $47.4 million. The interest rate on the revolving credit facility is floating and may, at our option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance Rates, or LIBOR plus, in each case, a borrowing margin. Collateral for the facility is a first charge on all of our accounts receivable and inventory. See “Description of Our Revolving Credit Facility”.

      For the year ended December 31, 2002, we generated $23.1 million of cash from operations after changes in working capital, compared to $20.6 million in 2001. The increased cash flow was primarily a result of improved operating earnings and reduced reforestation expenditures. Cash generated from working capital was $11.2 million in 2002, compared to $15.0 million in 2001. Capital expenditures decreased to $3.5 million in 2002, all of which was spent on maintenance capital projects, compared to $24.2 million in 2001. The reduction was primarily attributable to the completion of the new sawmill in Whitecourt in 2001. Proceeds from the sale of surplus equipment were $0.4 million in 2002, compared to $1.6 million in 2001.

      For the year ended December 31, 2001, we generated $20.6 million of cash from operations after changes in working capital, compared to $50.8 million in 2000. The reduced cash flow was primarily a result of lower operating earnings from the pulp segment. Cash generated from working capital was $15.0 million in 2001, compared to a cash requirement for working capital of $7.6 million in 2000, primarily due to reductions in accounts receivable and inventories. Capital expenditures decreased to $24.2 million in 2001, compared to $31.5 million in 2000, of which $20.0 million and $22.6 million, respectively, was spent on the new sawmill in Whitecourt. Proceeds from the sale of surplus equipment were $1.6 million in 2001 compared to $0.2 million in 2000. In 2000, we invested $20.8 million to acquire long-term power purchase rights.

      We expect to spend up to $8.0 million in 2003 and an average of approximately $8.0 million per year for the foreseeable future to maintain the productivity of our facilities. No environmental capital expenditures are anticipated in the near future. Capital expenditures in 2000, 2001 and 2002 were $31.5 million, $24.2 million and $3.5 million, respectively.

      Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which may be beyond our control.

Market Risks and Uncertainties

     Commodity Prices

      The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. These factors all have a significant impact on selling prices and our profitability. The following outlines the sensitivity of our operating earnings over the course of a year to changes in commodity prices.

	Change in	Estimated impact on
	realized price(1)	operating earnings(2)

	(in millions)
Pulp(3)	US$50/ADMT	$18.2
Lumber(4)	US$50/MFBM	$13.7

(1)	Assumed exchange rate of US$0.75 = $1.00.

(2)	Before impact of profit sharing plan.

(3)	Based on annual shipments of 285,000 ADMT.

(4)	Based on annual shipments of 325 MMFBM and combined softwood lumber duties of 25.6%.

     Foreign Exchange

      We sell the majority of our products outside of Canada in U.S. dollars (73% of 2002 revenue; 73% of 2001 revenue; and 78% of 2000 revenue). Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on net revenue and profitability. The value of the Canadian dollar was US$0.7404 as at September 30, 2003, compared to US$0.6329 as at December 31, 2002.

      The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in our debt service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we have a policy of hedging a significant portion of our anticipated U.S. dollar cash receipts with foreign exchange forward contracts of up to 12 months in duration. Foreign currency derivative financial instruments are not used for speculative purposes. For the first nine months of 2003, we exercised US$60.0 million of U.S. dollar foreign exchange forward contracts under the hedging program and realized a gain of $10.4 million. As at September 30, 2003, we had US$56.0 million of foreign exchange forward contracts which expire at various dates to September 2004. The average rate of the contracts is US$0.6721 = $1.00. As at September 30, 2003, these contracts had an unrecognized gain of $7.8 million. Based on sales revenue for the year ended December 31, 2002, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.8 million.

     Interest Rate

      The interest rate on our existing US$160.0 million aggregate principal amount of 9 7/8% Senior Notes due 2008 is, and the interest rate on the notes offered hereby will be, fixed. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates, nor do we use any instruments to manage our exposure to changes in foreign currency rates with respect to our U.S. dollar denominated debt, nor do we intend to with respect to the notes.

Critical Accounting Estimates

     Recoverability of Property, Plant and Equipment and Other Long-Lived Assets

      We assess the recoverability of our property, plant and equipment and other long-lived assets by projecting the future cash flows to be generated by our pulp and lumber mills. These projections require estimates to be made regarding, among other things, future commodity prices, foreign currency exchange rates, sales volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for our commodities. Different assumptions for commodity prices could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

     Reforestation Obligation

      We accrue our reforestation obligations based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on comprehensive analyses for all areas that have been logged, the treatments required for each specific area, the number and size of seedlings to be planted and the expected timing and success rate of the planned activities. We employ forestry experts who have the specialized knowledge required to make such analyses. Actual conditions relating to such factors as weather patterns and forest fires could result in material revisions to our estimates of future costs.

     Valuation of Inventory

      We value our finished product inventory at the lower of cost and net realizable value. The valuation of inventory is assessed for both pulp and lumber inventories. Net realizable value is determined by reviewing the actual average net revenue per unit of transactions occurring in the periods immediately before and after the reporting date. When the net realizable value is below the average cost of inventory, a write down is charged to earnings in the period. The determination of net realizable value is both objective and verifiable; however, downward movement in commodity prices could result in a material write down of inventories in any given period.

Adoption of New Accounting Pronouncements

      Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” for U.S. GAAP. The impact of adopting the new standard was to increase earnings for the nine months ended September 30, 2003, by $0.4 million, as described in note 8 (a) to the interim financial statements included elsewhere in this prospectus. In 2002, the Canadian Accounting Standards Board issued a new Canadian accounting standard on Asset Retirement Obligations. The new standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of the new Canadian accounting standard will substantially eliminate the GAAP difference.

      In 2002, the Canadian Accounting Standards Board issued amended accounting guideline 13, “Hedging Relationships”. The guideline, which sets strict conditions that must be met before a company can apply hedge accounting, is effective for fiscal years beginning on or after July 1, 2003. We will adopt the guideline effective January 1, 2004. We have not yet determined the impact of this guideline on our financial statements.

      In April 2003, the Canadian Accounting Standards Board issued new Canadian Standard 3063, “Impairment of Long-Lived Assets”. The section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. It applies to non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The standard is to be applied prospectively for years beginning on or after April 1, 2003. We have considered the application of the new standard and expect that adoption will not have a material impact on our financial statements.

      In early 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46, “Consolidation of Variable Interest Entities” (“VIEs”). FASB subsequently issued FIN 46-R, a revised interpretation that supplements FIN 46. For the purpose of determining the effective dates of FIN 46 and FIN 46-R, we are considered a “Non-public Entity”. For all VIEs created before January 31, 2003, we are not required to adopt FIN 46 or FIN 46-R but are required to adopt FIN 46-R by January 1, 2005. For VIEs created after January 31, 2003, we must apply the provisions of FIN 46 or FIN 46-R as of the date we first became involved with the VIE. This did not result in the consolidation of any VIE’s. We will adopt FIN 46 or FIN 46-R effective January 1, 2005.

      In June 2003, the Canadian Accounting Standards Board issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”), which is very similar to FIN 46. On January 7, 2004, the Canadian Accounting Standards Board noted the release of FIN 46-R and reaffirmed its intention to harmonize the requirements of AcG-15 with FIN 46 and FIN 46-R. The Canadian Accounting Standards Board expects to approve an exposure draft of proposed amendments to AcG-15 as soon as possible, with the expectation that AcG-15, as amended, would be effective for years beginning on or after November 1, 2004. We expect to adopt AcG-15 effective January 1, 2005.

      FIN 46, FIN 46-R and AcG-15 require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. We have considered the application of the recommendations of FIN-46, FIN 46-R and AcG-15 with respect to contractual arrangements in existence at January 31, 2003 and do not expect that adoption will have a material impact on our financial statements.

OUR INDUSTRY

The Pulp Industry

      Wood pulp is the main component used in the manufacture of paper and paperboard products. Wood pulp types depend on two primary variables: the wood type and the manufacturing process used to produce the pulp. The two major types of wood are hardwood and softwood. Manufacturing processes range from purely chemical processes, in which wood is processed into pulp using chemicals, to purely mechanical processes, in which wood is mechanically ground into pulp. Within the chemical pulp sector, the dominant process is the kraft process. Within the mechanical pulp sector, there are a variety of processes which utilize a combination of mechanical and chemical processes and produce a wide range of pulps, including thermo-mechanical pulp, or TMP, chemi-thermo-mechanical pulp, or CTMP, and bleached chemi-thermo-mechanical pulp, or BCTMP. Each process produces pulps with differing strength, brightness, bulk, opacity and other characteristics which are suited to different end-use products.

      BCTMP is used in a variety of paper and paperboard products, often as a direct replacement for kraft pulps. Traditionally, softwood BCTMP has been used in tissue, toweling, newsprint and paperboard products. The development of high-quality hardwood BCTMP in the early 1990s opened the market for the use of BCTMP in the production of coated and uncoated papers, traditionally referred to as woodfree papers. Hardwood BCTMP has become a desired fiber in the production of such paper grades for its formation and opacity. In addition, both softwood and hardwood BCTMP are in high demand by Asian paperboard producers for their bulk and stiffness. According to RISI, the production of paperboard in China will grow by 2.85 million tonnes, or 65%, from 2003 to 2005.

      Developments in papermaking technology have resulted in a decreased need for high-strength chemical pulps in the production of many paper grades, and hardwood fibers have become sought after for their superior formation and printing properties compared to softwood fibers. Demand for hardwood BCTMP has grown due to these trends, as it provides a functional advantage in many paper grades. In addition to its functional advantages, BCTMP’s higher bulk allows papermakers to use less fiber to produce the same number of sheets of paper, providing a financial advantage to the papermaker.

      Furthermore, BCTMP producers have an economic advantage compared to kraft pulp producers in terms of wood costs, because the BCTMP process achieves a higher yield of pulp from wood. The BCTMP process for producing pulp differs from the kraft process most significantly in how wood chips are processed. The kraft process uses chemicals to separate cellulose fibers by dissolving lignin, whereas BCTMP uses a combination of chemicals, steam and mechanical processes to separate cellulose fibers, while retaining most of the lignin. The BCTMP process typically converts approximately 85% to 90% of the wood into pulp, whereas the kraft process typically achieves a 45% to 55% yield.

      In 2002, paper-grade pulps manufactured using the chemical process represented approximately 75% of total world wood pulp consumption. Mechanical wood pulps accounted for approximately 25% of total world wood pulp consumption. Most of the pulp consumed in 2002 was produced and used by paper or paperboard manufacturing facilities that are integrated with their own pulp mills. This is particularly true for mechanical pulps, where approximately 91% of the production is integrated with paper or paperboard manufacturing facilities. The balance, known as market pulp, is sold in the open market.

2002 World Paper-Grade Wood Pulp Consumption

	Total	Market
	Pulp	Pulp

	(MADMT)	(MADMT)
BSKP(1)	36,293	19,228
BHKP(2)	48,103	18,113
Sulphite	4,494	1,403
Unbleached Kraft	33,189	2,205

Total Chemical	122,079	40,949
Semi-chemical	6,482	37
Mechanical(3)	34,976	3,162

Total Semi-chemical and Mechanical	41,458	3,199

Total	163,537	44,148

Source: RISI.

(1)	Bleached softwood kraft pulp.

(2)	Bleached hardwood kraft pulp. Includes EUKP, or eucalyptus kraft pulp, among other types of BHKP.

(3)	Includes TMP, CTMP, BCTMP and pure mechanical pulps. According to RISI, market CTMP and BCTMP represent approximately 70% of total mechanical market pulps.

     Total shipments of market pulp increased by approximately 13.6% from 1998 to 2002, while total market pulp capacity increased by 9.7%. The majority of this capacity was added in 2000, with new BHKP mills completed in the southern hemisphere. Shipments and capacity of mechanical market pulp increased by 10.6% and 8.3%, respectively, from 1998 to 2002. The growth in demand for mechanical market pulp has been primarily in BCTMP as a result of increased use of BCTMP by paper producers, growth in production of paper types that benefit from its inclusion and its attractive pricing relative to kraft pulp.

      Capacity expansions in the world market pulp industry have been modest since 2000, allowing the shipment-to-capacity ratio to rise. We believe that growth in market BCTMP supply will be constrained in the next few years, as we do not anticipate that any new BCTMP mills will commence operations. Two new projects, which could commence operations as early as 2006, are in the planning stages, but no final decision on their construction has been announced. Strong demand due to an improving economic outlook is projected to drive market pulp prices upward in the next two years. RISI is projecting increases in paper demand of 5.6% in 2004 and 6.0% in 2005. RISI is also forecasting that demand will be strongest in Western Europe and China, where most new paper machines will be non-integrated with pulp production. In addition, RISI is expecting that wood pulp will continue to displace non-wood pulp in China. All of these factors combine to create a favorable outlook for pulp.

World Market Pulp Statistics

(MADMT, except percentages and prices)

	Year ended December 31,
						% change
	1998	1999	2000	2001	2002	1998 - 2002

Total
Shipments	38,867	41,656	42,396	42,440	44,140	13.6%
Capacity	43,490	43,562	46,084	46,920	47,713	9.7%
Shipment/ Capacity (%)	89.4	95.6	92.0	90.5	92.5
Mechanical
Shipments	2,859	3,095	3,391	3,015	3,162	10.6%
Capacity	3,385	3,455	3,656	3,615	3,665	8.3%
Shipment/ Capacity (%)	84.5	89.6	92.8	83.4	86.3
Average Price (US$/ADMT)
NBSKP	516	520	681	531	460
EUKP	467	490	652	485	458
BCTMP	402	435	594	424	407

Source: RISI.

     Historically, prices for all pulps, including BCTMP, have been cyclical. General economic conditions and changes in paper and paperboard demand and pulp industry capacity are the primary factors affecting demand and supply in the pulp market, and therefore the price of pulp. Historically, BCTMP has sold at a discount to northern bleached softwood kraft pulp, or NBSKP, largely reflecting the lower costs of producing the pulp, with the relative discount narrowing during strong pulp markets. From 1998 to 2002, BCTMP prices ranged from 78% of the NBSKP price at the bottom of the cycle to 88% of the NBSKP price at the peak. However, in recent years, BCTMP pricing has been more directly referenced to EUKP pricing. Due to the strong demand and small supply growth for BCTMP, the price differential between BCTMP and EUKP has been reduced to less than $30/ADMT from historical levels of $55 to $65/ADMT. We believe that the expected strong global economic recovery in 2004, which will increase pulp and paper demand, modest incremental capacity growth over the next two years and a relatively weak U.S. dollar will combine to drive an increase in pulp prices, including BCTMP prices.

The Lumber Industry

      Softwood lumber is used primarily in the residential construction industry as well as in the commercial construction industry. Lumber demand is seasonal and cyclical and is generally affected by the number of housing starts, expenditures on renovations and remodeling and industrial construction activity. These variables are, in turn, influenced by general economic conditions, interest rates and other factors.

      The majority of Canada’s softwood lumber is sold in the United States with domestic consumption being the second largest market. Japan is a small but important market for producers in both Alberta and British Columbia because of its relative proximity and potential for growth. Although it still represents a small portion of total housing starts, North American wood- frame construction continues to be increasingly accepted in Japan, and this change in construction practice represents an opportunity for market expansion.

      The following table sets forth North American softwood lumber shipments, capacity, Canadian exports and average industry transaction prices for the periods indicated. Total shipments from the United States and Canada amounted to 66.5 BFBM in 2002, up 4.4% from

2001 as a result of economic growth in North America. North American lumber capacity was 75.7 BFBM in 2002, up 1.9% from 2001.

North American Softwood Lumber Statistics

(BFBM, except percentages and prices)

	Year ended December 31,
						% change
	1998	1999	2000	2001	2002	1998 - 2002

Shipments
United States	34.8	36.5	35.7	34.6	35.6	2.3%
Canada	27.4	28.9	28.7	29.1	30.9	12.8%

Total	62.2	65.4	64.4	63.7	66.5	6.9%

Capacity
United States	39.2	39.8	40.3	40.7	41.1	4.8%
Canada	31.6	32.2	3.3	33.6	34.6	9.5%

Total	70.8	72.0	73.3	74.3	75.7	6.9%

Shipments/ Capacity (%)
United States	88.8	91.7	88.6	85.0	86.6
Canada	86.7	98.8	87.0	86.6	89.3
Average	87.9	90.8	87.9	85.7	87.8
Canadian Exports To:
United States	18.0	18.2	18.3	18.7	19.1	6.1%
Offshore	2.1	2.4	2.6	2.1	2.2	4.8%
Average Price (US$/MFBM)(1)	313	368	282	275	262

Source: RISI.

(1)	Western SPF 2” x 4” random length, standard and better.

     Lumber consumption in North America has been strong over the last few years. New housing construction continuing at high levels, partly due to low interest rates and favorable demographics, has resulted in strong demand for lumber. Despite the strong demand over the past few years, lumber prices have remained at low levels due to an oversupply in the North American market.

      In the third quarter of 2003, a short-term reduction in industry supply due to forest fires in British Columbia and an increase in demand due to inventory restocking resulted in a strong upturn in lumber prices. However, prices have since moderated in response to a resumption of production in British Columbia and seasonal reduction in demand. While the anticipated economic recovery in the United States is expected to stimulate demand growth, the lumber industry will continue to face oversupply and softwood lumber trade issues, resulting in relatively low lumber prices for the next few years.

U.S.–Canada Softwood Lumber Dispute

      The softwood lumber agreement, finalized in early 1996, addressed long-standing disputes between United States and Canadian manufacturers of softwood lumber products. Effective for five years commencing April 1, 1996, the softwood lumber agreement permitted the annual export from British Columbia, Alberta, Ontario and Quebec of 14.7 BFBM of softwood lumber to the United States without duty, with additional volumes subject to payment of graduated duties. Each company operating in British Columbia, Alberta, Ontario and Quebec and exporting softwood lumber to the United States was allocated a portion of the overall quota, based on historical shipments to the United States. The agreement expired on March 31, 2001 and was not renewed.

      Following the expiration of the softwood lumber agreement, and in response to complaints of a coalition of U.S.-based lumber producers, timber owners and trade unions, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was sold at less than fair value and subsidized. As a result of these determinations, Canadian softwood lumber producers, including us, were required to post bonds in respect of potential antidumping and countervailing duties on exports of softwood lumber to the United States at rates of 12.6% and 19.3%, respectively. The bonding requirements were cancelled in May 2002 and all existing bonds were returned. In May 2002, the United States International Trade Commission issued its final determination, which found that Canadian softwood lumber imports threatened to injure the U.S. softwood lumber industry and imposed specified antidumping and countervailing duties on softwood lumber exports to the United States. Our combined effective duty rate is 25.6%. As a result, we are now required to remit cash deposits in an amount equal to the duties on our softwood lumber exports to the United States.

      Such duty rates are subject to appeal processes before both a binational panel pursuant to the North American Free Trade Agreement, or NAFTA, and the World Trade Organization. NAFTA Review Panels have issued three rulings on the issue in recent months. The first two rulings stated that affirmative antidumping and countervailing duty determinations were supported by “substantial evidence on the record”. However, the panel found that the Department of Commerce erred in its calculation of the duty levels. In the antidumping ruling, the panel cited “general”, “company-specific”, and “scope” errors. In the countervailing ruling, the NAFTA panel said that the Department of Commerce should not have used cross-border comparisons of timber prices. The panel asked the Department of Commerce to recalculate the duty levels. Beyond the NAFTA rulings, the Canadian industry is allowed to request, and has requested, that the U.S. Department of Commerce conduct an administrative review every 12 months. As a result, duties may be reduced both retroactively and prospectively through a series of recalculations and reviews.

      The softwood lumber dispute remains unresolved. As a result, the profitability of our lumber segment has been negatively affected. Sales of lumber represented approximately 43% of our net revenue for the year ended December 31, 2002, and approximately 44% of our lumber sales were made in the United States in that period. If these duties are not reduced, the profitability of our lumber operations will continue to suffer and the duties could, under certain circumstances, make our lumber operations unprofitable. Discussions are ongoing between representatives of the Canadian and the United States governments with a view to arriving at a negotiated resolution to this trade dispute. However, we do not know what the outcome of these discussions or the appeals described above will be.

Fiber Supply and Forest Management in the Province of Alberta

      The Government of Alberta grants rights to harvest timber through a variety of tenure arrangements, including Forest Management Agreements, or FMAs, Coniferous Timber Quotas and Deciduous Timber Allocations. An FMA grants to a holder the rights to manage, establish, grow, harvest and remove timber in a forest management area and provides that the Alberta Minister of Sustainable Resource Development recognizes the holder’s rights to grow and harvest timber as the primary use of the forest management area. Each FMA is for a 20-year term, with provision for further 20-year renewal periods. Each FMA requires the holder to conduct a forest inventory and prepare a detailed forest management plan to determine the annual allowable cut, or AAC, of timber to be harvested from the forest management area, and to have annual operating plans approved by the Alberta Minister of Sustainable Resource

Development before any operations can commence. A detailed forest management plan describes the resources of a forest management area and the forest management and silvicultural practices to be used by the holder to achieve and maintain a perpetual sustained yield of timber from the area. A detailed forest management plan is updated every 10 years and includes a harvest schedule for a full timber rotation of 80 to 100 years.

      Coniferous Timber Quotas and Deciduous Timber Allocations grant holders the right to harvest a specified percentage, in the case of Coniferous Timber Quotas, or specified volume, in the case of Deciduous Timber Allocations, of the AAC as determined by the Minister of Sustainable Resource Development for a Forest Management Unit during a period of 20 years, which is renewable thereafter for further 20-year periods. A quota or allocation holder must obtain a timber license, which is issued by the Minister of Sustainable Resource Development and describes the area planned for harvesting by the quota or allocation holder and the time during which the timber may be harvested, usually for a three to five-year period. The quota or allocation holder is responsible for the submission of an annual operating plan. Quota and allocation holders with more than 10,000 cubic meters per year of AAC must carry out reforestation of all harvested areas to the required regeneration standards for Alberta as defined under the provincial Timber Management Regulations (Alberta).

OUR BUSINESS

      We are a leading, integrated forest products company in Alberta that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber. We are a leading global marketer of BCTMP, the lowest-cost producer of BCTMP in the world and among the lowest-cost lumber producers in Canada. As a result of our low-cost positions, modern assets, low ongoing capital requirements and high degree of fiber self-sufficiency, we believe we are well positioned to benefit from any improvements in prices for market pulp and lumber. In the twelve months ended September 30, 2003, we had net revenue of $253.4 million.

      We were incorporated under the Business Corporations Act (Alberta) on September 8, 1997, and had no operations or cash flows from September 8, 1997 to May 12, 1998. On May 13, 1998, we acquired all of the forest products operations of Industries and issued US$160 million of 9 7/8 Senior Notes due 2008. The predecessor of Industries was first incorporated in 1919 and began lumber operations in Whitecourt in 1923. Industries completed construction of the Whitecourt pulp mill in 1988 and the Meadow Lake pulp mill in 1992 and acquired the Boyle sawmill in 1993. We completed construction of the new Whitecourt sawmill in 2001. We have no subsidiaries.

      We own and operate three production facilities in Alberta: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and a sawmill in Boyle. We also receive management fees and sales commissions for managing the operations of, and marketing all pulp produced by, a BCTMP mill near Meadow Lake, Saskatchewan, that is jointly owned by our parent, Industries, and the Province of Saskatchewan. We believe that this relationship results in many benefits to us, including a larger marketing presence, cost economies of scale and optimization of operating practices.

      The Whitecourt pulp mill is the lowest-cost producer of BCTMP in the world. This pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 285,000 ADMT. The Meadow Lake pulp mill has an annual production capacity of 325,000 ADMT of hardwood BCTMP. The combined annual production capacity of 610,000 ADMT represents approximately 25% of the world’s market BCTMP capacity and we accounted for over 25% of the world’s BCTMP sales volume in 2002. Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

      BCTMP offers product quality advantages for paper producers over other types of pulp, including better opacity, formation and stiffness. It also offers added bulk, which allows paper makers to use greater quantities of lower-cost non-fiber fillers, without compromising the quality of the end product. BCTMP has replaced kraft pulp in many paper and paperboard applications, and its use in such applications continues to increase. In addition to these quality advantages, BCTMP has several cost and environmental advantages, including a high-yield chlorine-free production process that produces up to twice as much pulp per tree compared to the kraft process, which results in lower unit fiber costs.

      From 1998 to 2002, world consumption of mechanical market pulps, which include BCTMP, grew at an average rate of 2.9% per year. From 2003 to 2007, RISI projects mechanical market pulp consumption growth at 2.4% per year. The historical and projected growth in mechanical market pulp demand has occurred and is expected to occur mainly in BCTMP, as a result of the increased acceptance of BCTMP by paper producers, growth in production of paper types that benefit from its inclusion, and its attractive pricing relative to kraft pulp. We believe growth in market BCTMP supply will be limited in the next few years. RISI projects that market pulp prices, including BCTMP prices, will improve in 2004.

      Our sawmills produce kiln-dried, dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. Our Whitecourt and Boyle sawmills have an annual capacity of 225 MMFBM and 100 MMFBM, respectively, and are among the lowest-cost sawmills in Canada. Our lumber production is sold principally in Canada and the United States, with certain higher-margin specialty grades sold in Japan. The Whitecourt sawmill also produces higher-margin machine stress rated, or MSR, lumber for load bearing applications. In June 2001, we completed construction of our new, state-of-the-art Whitecourt sawmill for a total cost of $42.6 million, which we funded from operating cash flow. We believe that the new Whitecourt sawmill is among the lowest-cost, most efficient and most technologically advanced sawmills in North America. The new mill has provided us with significant benefits, including a 24% increase in lumber recovery rates, a 21% reduction in unit manufacturing costs and a 20% reduction in the mill’s workforce.

      We supply our fiber needs primarily through timber resources held under long-term agreements with the Government of Alberta, which provide a high degree of fiber self-sufficiency, security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with multi-year fiber agreements with other forest products companies, constitute approximately 91% of our fiber requirements at existing production capacity levels and provide a low-cost, sustainable supply of fiber to our facilities. We purchase the balance of our fiber requirements in the open market.

Competitive Strengths

      We believe the following strengths give us a competitive advantage within the forest products industry and position us well to benefit from any improvement in prices for market pulp and lumber, including RISI’s projected improvement in market pulp prices, including BCTMP prices, in 2004.

      Leading Global Marketer of BCTMP. We are a leading global marketer of BCTMP and were responsible for over 25% of the world’s BCTMP sales volume in 2002. We believe we have become a leader in BCTMP by providing consistently high-quality products and excellent technical support to our customers. We have also been a leader in product development; for example, we introduced 100% aspen BCTMP to the marketplace as a suitable component in coated and uncoated printing and writing papers.

      Low-Cost Producer of BCTMP and Lumber. We are the lowest-cost producer of BCTMP in the world and are among the lowest-cost producers of lumber in Canada. Our low-cost position is a result of our modern facilities, advanced production technologies, low-cost fiber and electricity, and our non-unionized, highly-motivated workforce, all of which have been key contributors to the efficiency and productivity of our operations. We have worked consistently to improve our competitive position by implementing a wide range of cost-cutting initiatives and investing prudently in our facilities to improve their efficiency and increase their production capacity.

      High-Quality, Modern Facilities with Low Ongoing Capital Requirements. Our mills are modern and were built to sustain high levels of performance. At Whitecourt, our technologically advanced pulp mill commenced operations in 1988 and our new, state-of-the-art sawmill commenced operations in 2001. We are committed to maintaining our facilities’ operating efficiency through prudent capital expenditures and high standards of maintenance that improve or maintain our competitiveness and profitability. As a result of our modern and well-maintained facilities, we expect that maintenance capital expenditures will average approximately $8 million per year for the foreseeable future.

      Secure, Low-Cost Fiber Supply. We harvest timber under long-term agreements with the Government of Alberta and have a secure supply of additional fiber through multi-year fiber agreements with other forest products companies in our region. These agreements are valuable assets that provide a cost-competitive and sustainable supply of fiber for approximately 91% of our current needs. To further enhance our supply of fiber, we employ progressive forest management strategies designed to foster the growth of healthy, productive forests. In addition, we benefit from our location in Alberta, which affords a low-cost, abundant fiber supply. Our fiber costs have been, and are expected to remain, relatively stable.

      Diversified Products and Markets. Our production of pulp and lumber provides a diverse revenue and earnings base. From 1998 to 2002, pulp averaged approximately 58% of our total net revenue, while lumber averaged approximately 42% of our total net revenue. This balance of pulp and lumber production helps us maintain our financial performance during periodic cyclical downturns in either of the two markets. In addition, the geographic and product-line diversity of our customers lessens the impact of a downturn in demand in any one region or product category. In 2002, we derived 33% of our net revenue from Asia, 26% from Canada, 24% from the United States and 17% from Europe. Pulp shipments from Whitecourt and Meadow Lake by end-product in 2002 were as follows: 44% for coated paper, 24% for paperboard, 12% for specialty and other paper, 11% for uncoated paper and 9% for tissue and toweling.

      Record of Continuous Operating Improvement. By employing an operating philosophy focused on continuous improvement, we have demonstrated the ability to consistently increase production capacity and reduce costs at our facilities. For example, since its completion in 1988, we have increased the Whitecourt pulp mill’s production capacity by 36% and improved its cost position. Additionally, our new Whitecourt sawmill, completed in June 2001, currently operates at 17% above its original production capacity. This facility has increased lumber recovery rates by 24%, reduced unit manufacturing costs by 21% and allowed us to reduce our workforce at the mill by 20%. Our technologically advanced facilities, our focus on predictive maintenance and employee input and involvement in decision-making have contributed to maintaining the high quality of our facilities and to achieving high utilization rates, low maintenance costs and strong environmental and safety performance with limited ongoing maintenance capital expenditures.

      Prudent Operating Philosophy. We have a prudent operating philosophy and have successfully mitigated the impact of several significant external factors that could affect our financial performance. For example, effective January 1, 2001, we acquired long-term power purchase rights that significantly reduce our exposure to fluctuations in market electricity rates. Throughout the remaining 17-year term of these rights, our electricity costs are expected to remain relatively stable. Since acquiring these rights, our electricity costs have generally been below market rates in Alberta. Further, we continually review our operations in an effort to maximize efficiency. Such reviews have resulted in company-wide workforce reductions of 18% since 1998. In addition, we have hedged a significant portion of our exposure to fluctuations in exchange rates. It is in large part due to prudent practices such as these that we have maintained sufficient liquidity throughout a period of low commodity prices.

      Environmental Leadership. We maintain high environmental standards in our pulp and lumber facilities and have consistently demonstrated leadership in the development of progressive forest management practices aimed at ensuring a sustainable yield of timber while maintaining healthy forest ecosystems. In 1996, our Whitecourt pulp mill became the first manufacturing facility in North America and the second pulp mill in the world to achieve ISO 14001 certification of its environmental management systems. In 1998, the Meadow Lake pulp mill also earned ISO 14001 certification. In addition, our Whitecourt pulp mill, sawmill and forest management operations in 1995 became the first in Alberta to be certified under the provincial industry’s environmental certification program, FORESTCARE. Our Boyle sawmill and woodlands operations were certified under FORESTCARE in 1996.

      Strong Management Team. Our senior management group has an average of approximately 27 years of experience in the forest products industry. This group is responsible for the development of our low-cost, modern facilities and our leading position in the BCTMP market. Under the leadership of our senior managers, we believe we have developed a strong internal culture that encourages employee participation in decision-making and, through initiatives such as our comprehensive employee profit-participation plan, promotes efficiency and productivity.

Operating Strategy

      Our strategic objective is to enhance our profitability and competitive position as a low-cost, diversified producer of pulp and lumber products. Our strategy for realizing this goal is to manage our fiber resources to maximize timber yield on a sustainable basis and to convert this fiber into the highest-margin end products at the lowest cost. We intend to utilize our position as a leading global marketer of BCTMP to increase demand for BCTMP through the continued development of new and higher-margin applications and products, as well as by continuing to provide comprehensive technical support to our customers. We plan to continue to optimize the production of dimension lumber on a low-cost basis and expand into higher-margin products. We believe that, on the basis of this strategy, we are well positioned to benefit from growth in demand and any increase in prices for our products. We continually evaluate potential acquisition opportunities that could enhance our business.

Production Facilities

      We own and operate three production facilities in Alberta: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and a sawmill in Boyle. We also manage the operations of, and market all pulp produced by, the Meadow Lake pulp mill.

Pulp

      Our BCTMP mill located at Whitecourt, Alberta, commenced commercial production in July 1988. The pulp mill was constructed at a cost of approximately $205 million and was designed to produce 210,000 ADMT per year. Since start up, our focus on mill optimization and continuous improvement has increased the production capacity of the plant to 285,000 ADMT per year, a 36% increase.

Whitecourt BCTMP Mill Operating History

	Year ended December 31,
					Nine months ended
	1999	2000	2001(1)	2002	September 30, 2003

Production (ADMT)	246,359	274,075	238,362	278,427	207,613
Operating days	359	361	342	363	250
Tonnes/ available day	686	759	696	767	830
Man hours/ tonne	1.35	1.16	1.27	0.95	0.97

(1)	In 2001, due to cyclically low pulp prices and abnormally high market electricity rates, we curtailed pulp production and sold the electricity related to our long-term power purchase rights.

     Our Whitecourt pulp mill is a two-line mill that offers flexibility in meeting customer and production demands. The Whitecourt pulp mill uses a technologically and environmentally advanced process to produce chlorine-free hardwood (aspen), softwood (SPF), and blended pulps for use in the production of coated and uncoated printing and writing papers, paperboard, specialty paper, tissue and toweling. Process features include an alkaline peroxide bleaching system, which is much more environmentally friendly than the chlorine-bleaching systems used by kraft pulp mills, a biological effluent treatment system, and a sophisticated, automated mill-

wide process control system. The pulp mill is certified to the ISO 9002 quality management standard and was the first manufacturing facility in North America and the second pulp mill in the world to achieve the ISO 14001 environmental management certification.

      In the Whitecourt mill pulp process, wood chips enter the mill and are pre-steamed before undergoing mild chemical impregnation and subsequent two-stage refining. Steam generated during refining is recovered for use in the chip pre-steaming bins. After refining, the pulp is screened and cleaned before being pumped into a storage tower. From this tower, the pulp is delivered to wash presses in preparation for entry into the two-stage bleaching process. The bleaching process consists of a medium-consistency bleach tower and wash press, followed by a high-consistency bleach tower and wash press. The pulp is then ready for a final de-watering stage prior to drying. After drying in natural gas-fired flash dryers, the pulp is baled and wrapped for shipment to markets around the world.

      Our pulp process has features that make it well suited to the production of hardwood BCTMP for use in coated and uncoated printing and writing papers, replacing hardwood kraft pulp in many applications. These features include the three-stage chip impregnation system that allows the enhancement of the key pulp characteristics of bulk and opacity and reduces the amount of energy required for refining, and the two-stage post-bleaching washing process, which improves pulp cleanliness while reducing water usage. As well, the Whitecourt pulp mill has the capability of blending hardwood and softwood chips to meet specific pulp characteristics, and the two-line production system offers flexibility in meeting market demands.

      All hardwood chips are produced on site and the majority of the softwood chips used by the Whitecourt pulp mill are supplied by the Whitecourt sawmill, located on the same site. We also purchase softwood chips in the open market to supply the pulp mill and to use in connection with log-for-wood-chip exchange agreements.

      Our technologically-advanced Whitecourt pulp mill, low-cost fiber and electricity, efficient use of energy, advanced bleaching process and highly flexible and productive work force combine to give us a competitive cost advantage over other BCTMP producers. An analysis completed in October 2003 by NLK ranks the Whitecourt pulp mill as the lowest-cost producer of both softwood and hardwood BCTMP in the world, as indicated in the charts below. That study also ranked the Meadow Lake pulp mill, which we operate and market the pulp from, as the third lowest-cost producer of hardwood BCTMP in the world as indicated in the following charts.

World Market BCTMP Delivered Cost Curve — 2003(1)

Source: NLK, October 2003

(1)	Depreciation, interest and taxes are not included

Lumber

      We own and operate two sawmills located at Whitecourt and Boyle, Alberta. The Whitecourt and Boyle sawmills have a combined annual capacity of 325 MMFBM and are among the lowest-cost sawmills in Canada.

Lumber Operating History

						Nine months
	Year ended December 31,					ended
						September 30,
	1999	2000	2001		2002	2003

Production (MMFBM):
Whitecourt	198	183	156	(1)	194	163
Boyle	90	103	97		100	98

Total	288	286	253		294	261

(1)	2001 volume declined due to start-up of the new Whitecourt sawmill and the transfer of substantially all production from the old Whitecourt sawmill.

     At Whitecourt, we have an annual capacity of 225 MMFBM, which includes 210 MMFBM at our new sawmill and 15 MMFBM at our old sawmill, which runs periodically to process oversized logs. We manufacture SPF lumber for North American and offshore markets in dimensions from 1” x 3” to 2” x 10” and lengths from 8’ to 16’. Products include construction lumber for North American residential and commercial markets, MSR lumber for engineered roofing and load bearing applications and special grades for export to the Japanese housing market. Residual wood chips are used by the Whitecourt pulp mill and wood shavings are sold to a nearby wood products company for the production of medium density fiberboard. Remaining wood waste is consumed by an electrical generating station owned by a third party in the Whitecourt area.

      In June 2001, we completed construction of our new, state-of-the-art Whitecourt sawmill at a total cost of $42.6 million, which was funded from operating cash flow. This project significantly improved the efficiency of the Whitecourt lumber operation, increased the quality of its products and reduced its manufacturing costs. Based on operating results of the new mill for the nine months ended September 30, 2003 compared to operating results of the old mill for the year ended December 31, 2000, the benefits resulting from the project include a 24% increase in lumber recovery rates, a 21% reduction in unit manufacturing costs and a 20% reduction in the mill’s workforce. The new sawmill, which operates on a 24-hour-per-day, seven-day-per-week schedule, is a single-line mill designed to handle logs with diameters from 3 to 22 inches. The sawmill comprises a portal crane used to unload trucks and to forward logs to a computerized log merchandising system, and two optimized short-log feed systems. The log preparation area utilizes three 22-inch debarkers and two high-speed cut-off saws. Cut logs are laser-scanned to determine the highest-value cutting pattern, and sent to four log-sorting bins or to a whole log chipping system. The primary machine center consists of a double length in-feed canter quad band, and an in-line thin-kerf vertical gang edger. A board edger/ optimizer, a trimmer optimizer, and a J-Bar bin sorter complete the rough lumber process. The finishing process includes four natural-gas-fired dry kilns, a high-speed planer mill, and a J-Bar sorting system. The facility also utilizes the latest in scanning technology to maximize wood recovery and an advanced, automated process control system.

      We acquired the Boyle sawmill assets and related Coniferous Timber Quotas in September 1993. Our post-acquisition capital expenditure program significantly improved the sawmill’s competitiveness and profitability, including increasing its capacity by approximately 100%. The Boyle sawmill, with an annual capacity of 100 MMFBM, manufactures SPF lumber for North American and offshore markets. The major product is dimension lumber for North American residential and commercial construction markets, ranging in size from 1” x 3” to 2” x 10” and in length from 8’ to 16’. A higher grade of lumber is produced for export to the Japanese housing market. Residual wood chips are sold to a nearby pulp mill.

      The Boyle mill is a two-line operation. The two primary machine centers are a scragg saw and a headrig. Other major equipment includes a gang-edger, an edger-optimizer, a trimmer-optimizer, a J-bar bin sorter, two dry kilns and a planer mill that uses computerized scanning technology to enhance the performance of its equipment.

      Through our significant capital investment in new technology and a focus on continuous improvement, we have reduced unit manufacturing costs in our lumber operations by 23% since 1999, as indicated in the chart below.

Our Historical Lumber Manufacturing Costs(1)

(1)	Depreciation, interest and taxes not included.

(2)	The new Whitecourt sawmill was completed in June 2001 and 2002 was its first full year of operation.

     Our lumber operations are among the lowest cost in Canada, as indicated in the chart below.

Average Lumber Manufacturing Costs(1)

Source: RISI Wood Products Annual Survey of Manufacturing Costs, 2002

(1)	Depreciation, interest and taxes not included.

(2)	The new Whitecourt sawmill was completed in June 2001 and 2002 was its first full year of operation.

     Capital Expenditures

      Our capital expenditures can be categorized into two types: maintenance capital and discretionary expenditures. We consider capital expenditures that are required to maintain the production capacity of our facilities at current levels, or expenditures that address safety or environmental matters, to be maintenance capital expenditures. Capital expenditures that enhance the productivity or profitability of our operations are considered to be discretionary. From 1998 to 2002, maintenance capital expenditures averaged $5.1 million per year. In that same period, an additional $42.6 million of discretionary expenditures were made, all of which was related to the new sawmill in Whitecourt. We estimate that maintenance capital expenditures will average approximately $8.0 million per year for the foreseeable future.

Sales and Marketing

     Pulp

      We are a leading global marketer of BCTMP. The following table shows the approximate distribution of sales by end-use of pulp marketed by us from our Whitecourt pulp mill and the Meadow Lake pulp mill.

Pulp Distribution of Sales by End Product (2002 Shipments)

Coated papers	44%
Paperboard	24%
Specialty and others	12%
Uncoated papers	11%
Tissue and towel	9%

      As the first BCTMP producer to offer significant quantities of 100% aspen-based hardwood pulp grades, we pioneered the use of this product in coated and specialty paper grades. In order to establish a differentiated product, we have committed ourselves to the production of high quality BCTMP. We believe product development is an ongoing process necessary to meet the changing needs of papermakers. We have focused our marketing efforts on the technical and production staff within each paper mill to which we sell our products. This approach has enabled us to develop partnership-based relationships with our customers such that, in some cases, we are the customer’s exclusive supplier of BCTMP.

      Our corporate marketing staff, supported by an international network of independent sales agents, markets pulp from the Whitecourt and Meadow Lake pulp mills to all major pulp consuming regions, including Europe, Asia, and North America. In 2002, our top five pulp customers represented approximately 36% of all pulp marketed by us, with our largest single customer representing approximately 14% of all pulp marketed by us.

     Lumber

      The principal markets for our lumber products are the United States, Canada and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office who sell the lumber primarily through a network of wholesale distributors. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 17% owner.

      We market our lumber in North America mainly through wholesale distributors that resell it to a large number of other customers. Our top five lumber customers in 2002, all of which were wholesale distributors, accounted for approximately 55% of lumber segment sales, with our largest customer accounting for approximately 17% of lumber sales.

     Transportation

      Our pulp and lumber operations are located adjacent to rail lines and near major highway connections to both TransCanada and Interstate routes. Our operations have the flexibility to load their products onto various types of road and rail equipment, enabling them to take advantage of the most competitive rates. Distribution arrangements covering rail and ocean transport, terminal handling and storage are in place to provide competitive access to the markets served.

Fiber Supply and Forest Management

      We supply our manufacturing operations primarily from timber resources held under long-term agreements with the Government of Alberta, providing security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with a multi-year fiber exchange agreement and supply contracts with other forest products companies, provide a cost-competitive and sustainable supply of fiber to our production facilities and represent approximately 91% of our annual fiber requirements. We purchase the balance of our fiber requirements in the open market.

      In May 1997, we entered into an FMA with the Alberta Minister of Sustainable Resource Development, which we refer to as the Millar Western FMA, pursuant to which the Minister has granted us rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in a designated area, which we refer to as the Millar Western forest management area. The Millar Western FMA is in effect for 20 years and is renewable thereafter for additional 20-year terms. The Millar Western FMA provides that the Alberta Minister of Sustainable Resource Development may withdraw from the forest management area (i) any land which cannot be harvested without causing substantial harm to the environment, (ii) any land determined to be required for human or physical resource development of the Province of Alberta, (iii) any land required for commercial and industrial facilities and (iv) any land which is not capable of producing timber. In the event of such withdrawal, the government will compensate the holder for certain costs and losses associated with such withdrawal. There have been no material withdrawals of land from the Millar Western FMA since its inception.

      Our coniferous annual allowable cut, or AAC, from the Millar Western FMA and Coniferous Timber Quotas is 796,400 cubic meters. The deciduous AAC from the Millar Western FMA and Deciduous Timber Allocations is 394,300 cubic meters. In previous years, we did not harvest our full AAC under the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations. This volume of fiber is carried over and available to us to harvest in future years. Through a log-for-wood-chip exchange agreement and supply contracts with other forest product companies, we receive up to 190,000 cubic meters of coniferous timber and up to 90,000 cubic meters of deciduous timber annually. The following table sets out our AAC under our current long-term provincial tenure and fiber available annually under our other fiber agreements:

	Coniferous	Deciduous

	(cubic meters)
Forest Management Agreement(1)	289,400	249.700
Coniferous Timber Quotas(2)	507,000	—
Deciduous Timber Allocations(3)	—	144,600
Carry-over volume(4)	122,000	72,000
Exchange agreement and supply contracts(5)	190,000	90,000

Total annual fiber supply:	1,108,400	556,300

(1)	Net of third party allocations. Expires 2017 and is renewable for additional terms of 20 years.

(2)	Expire 2006 to 2021 and are renewable for additional terms of 20 years.

(3)	Expire 2007 and 2023 and are renewable for additional terms of 20 years.

(4)	Carry-over volume for coniferous is the average volume of fiber available for harvest annually to 2006. Carry-over volume for deciduous is the average volume of fiber available for harvest annually to 2011.

(5)	The exchange agreement is evergreen, with two years’ notice required for termination. There are two supply contracts, one that expires in 2010 and one that has been renewed on an annual basis since 1994.

     We have taken a leadership role in the development of progressive forest management practices and technology aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. In 1995, our Whitecourt forest, sawmill and pulp mill operations became the first in Alberta to achieve certification under FORESTCARE, the Alberta forest industry’s comprehensive code of practices governing industry activities in areas such as land use, harvesting and reforestation, environmental protection, employee and public safety, and sustainable development. Our Boyle operations achieved FORESTCARE certification in 1996. The FORESTCARE program was modified in 2001, and the Whitecourt operations achieved recertification in 2003. We expect the Boyle operation will receive its recertification by the end of 2003.

     Provincial Stumpage Fees

      The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. The timber on such land is owned by the Province of Alberta, and stumpage fees are a form of harvest tax that is assessed on a market-based fee structure. Under the stumpage system for coniferous timber, the amount of the stumpage fee increases or decreases with the benchmark lumber price of Western SPF 2” x 4”, random length, standard and better. This relationship effectively lowers our softwood fiber costs when lumber prices are low. The stumpage system applies to all logs harvested from the Millar Western FMA and Coniferous Timber Quotas. Reduced stumpage rates apply to marginal timber, pulpwood and timber affected by fire or insects. Stumpage rates do not apply to wood harvested from private lands.

      In February 1999, the Government of Alberta instituted a market-based stumpage system for deciduous timber. Under this system, we pay a base rate of dues of $0.20 per cubic meter until the benchmark pulp price of hardwood kraft pulp exceeds $750 per tonne. The amount of stumpage then increases as the benchmark price increases above $750 per tonne. As this benchmark price increases, an increasing proportion of total stumpage is allocated to the FRIP program.

Energy Supply

      We use both electricity and natural gas as sources of energy in our pulp and lumber operations. Electricity is used primarily in the pulp operation and, based on 2002 costs, represents approximately 25% of the total manufacturing cost of pulp and 2% of the total manufacturing cost of lumber. Natural gas is used for heating and in the drying process for both pulp and lumber and, based on 2002 costs, represents approximately 5% of the total manufacturing cost of pulp and 2% of the total manufacturing cost of lumber.

      Electricity. Effective January 1, 2001, we entered into two Power Syndicate Agreements, which we refer to as our power purchase rights, with an affiliate of EPCOR Utilities Inc. and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two Power Purchase Arrangements, which we refer to as the PPAs. We invested $20.8 million to acquire a 5.83% share in the PPAs, which were previously acquired by EPCOR in accordance with the Power Auction Agreement in 2000 during the deregulation of the electricity market in Alberta.

      The PPAs are 20-year agreements and give the holder the right to the generation capacity and substantially all the associated electricity output from certain existing generating units in the Province of Alberta. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units according to cost schedules set out in the PPAs. There are no net settlement provisions in the PPAs.

      Through our participation in the syndicate, we have indirect control over electrical generating capacity of approximately 584,000 megawatt hours annually over the first 13 years of our power purchase rights and 472,000 megawatt hours annually for the balance of the 20-year period. This represents approximately 87% of our electricity requirements at existing levels of production capacity for the first 13 years and 70% of our requirements for the remaining period. To this extent, our electricity costs are the costs specified in the schedules to the PPAs plus transmission costs, which mitigates our exposure to the fluctuations in market electricity rates.

      Natural Gas. Natural gas used in our Whitecourt facilities is supplied by a major natural gas producer under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity price forward contracts.

Other Commodities

      Water. Water is supplied to our Whitecourt pulp mill by the Town of Whitecourt under an agreement which expires no earlier than 2008 and thereafter may only be terminated with two years’ notice.

      Chemicals. Our Whitecourt pulp mill’s requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement, which expires in 2014. This agreement provides us with relatively stable pricing over the term of the agreement. Caustic soda and other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See “Related Party Transactions”.

Employees

      As at September 30, 2003, we employed 602 full-time employees, all of whom are non-unionized.

Location	Employees(1)

Corporate office (Edmonton)	59
Whitecourt pulp mill	121
Whitecourt sawmill(2)	246
Whitecourt woodlands	35
Boyle sawmill and woodlands	161

Total	602

(1)	Does not include part-time or seasonal employees.

(2)	Whitecourt sawmill includes sawmill, woodroom, log, chip and waste handling employees.

     In addition, we employ independent contractors to provide logging, trucking, road building and forest regeneration services.

      We believe we have excellent relations with our employees, demonstrated by exceptionally low absenteeism and turnover rates. Further, we have never experienced a labor disruption. Our compensation initiatives have been successful in enhancing employee commitment to our operating strategy, while employee training in technical, leadership and business skills has resulted in ongoing improvements in productivity. Employee safety is a priority at all our operations, which is reflected in our low safety incident rates. For 2002, our Whitecourt pulp mill and sawmill received awards as the safest mills in Alberta in their respective size categories, while our Boyle sawmill and Whitecourt pulp mill both received the continuing excellence in health and safety awards in their category for their performance over a five-year period. Our highly-motivated employees are key contributors to the efficiency, productivity and safety that characterize our operations.

Environmental Matters

      Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities.

      Both the pulp and lumber operations at Whitecourt have been issued renewable 10-year environmental approvals under AEPEA. The pulp mill’s approval expires on November 30, 2003, and the lumber operation’s approval expires in February 2006. We have filed all necessary documentation to renew the pulp mill’s environmental approval. Based on the pulp mill’s excellent environmental record, we believe that we will receive the renewal of our approval without undue delay.

      Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural and forest lands, and as fuel at a local wood waste-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is also sent to the electrical generating station.

      In 1995, our Whitecourt pulp mill became the first manufacturing facility in North America to achieve British Standard 7750 certification of its environmental management system. In 1996, our Whitecourt pulp mill became the first manufacturing facility in North America and the second pulp mill in the world to achieve ISO 14001 certification for its environmental management system.

      Our Boyle sawmill operation is also regulated under AEPEA and has been issued a renewable 10-year environmental approval which expires in April 2005, with the exception of the permit for the operation’s wood waste burner, which expires in 2008. All wood waste from the operation is currently incinerated in the burner.

      All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). Since 1998, we have spent $40.5 million on reforestation and as at September 30, 2003, have an accrued liability of $3.5 million for future reforestation.

Meadow Lake

      We market all of the pulp produced by, and manage the operations of, the Meadow Lake pulp mill. The Meadow Lake pulp mill is a BCTMP pulp mill with an annual capacity of 325,000 ADMT of hardwood BCTMP and is the third lowest cost producer of hardwood BCTMP in the world. The Meadow Lake pulp mill is owned by the Meadow Lake Pulp Limited Partnership, which we refer to as the Partnership, which is itself owned 50% by our parent, Industries, and its affiliate and 50% by the Government of Saskatchewan. The management and administrative services provided under contract to the Meadow Lake pulp mill include executive management, transportation, finance and accounting, human resources and information systems. The cost of providing these services, including a portion of overhead, is allocated to the Meadow Lake pulp mill and reimbursed monthly to us on a cost plus basis, effectively reducing the administrative costs of our operations. This arrangement also works to the benefit of both the Meadow Lake pulp mill and our Whitecourt pulp mill in terms of the sharing of technological advances and improvements and in increasing our purchasing power for raw materials used in the pulping process.

      The marketing agreement appoints us as the exclusive marketing and sales agent for all of the pulp produced at the Meadow Lake pulp mill. We are paid a commission based on net sales revenue for the sale of pulp produced by the Meadow Lake pulp mill. The combined production capacity of 610,000 ADMT of BCTMP per year from the Whitecourt and Meadow Lake pulp mills is all sold under the Millar Western name. See “Related Party Transactions”.

Legal Proceedings

      We are involved in various legal proceedings arising out of the ordinary course of our business. We believe that the liabilities, if any, arising from all pending legal proceedings in the aggregate will not have a material adverse effect on our financial condition or operations.

MANAGEMENT

Directors and Officers

      The following table sets forth certain information with respect to our directors and executive officers.

		Years of
		Industry
Name	Age	Experience	Position

James B. Millar	63	40	Chairman and Director
H. MacKenzie Millar(2)	57	33	President, Chief Executive Officer and Director
J. Craig Armstrong	51	29	Executive Vice-President
Joseph R. Concini, C.A.	41	11	Chief Financial Officer
Carol Cotton, C.A.	46	15	Senior Vice-President, Corporate
Joseph Costantino	54	31	Senior Vice-President, Operations
Ronald J. Reis	50	28	Senior Vice-President, Engineering & Technology
Robert J. Turner, Q.C.(2)	56		Secretary, General Counsel and Director
W. Kenneth Davidson	53		Director
William D. Grace, F.C.A.(1)(2)	68		Director
Donald R. Ching(1)	62		Director
Douglas G. Hall (1)	54		Director

(1)	Member of Audit Committee

(2)	Member of Executive Compensation Committee

     James B. Millar has served as our Chairman of the Board and a Director since September 1997. Mr. Millar has also served as President of Industries since 1987. Mr. Millar joined the family business on a full-time basis in 1963, working in the construction and forest products divisions of our parent, Industries. Mr. Millar is a past president of the Alberta Roadbuilders Association and served on the board of trustees of the University of Alberta Hospitals Foundation. Mr. Millar has a B.Sc. in Civil Engineering from the University of Alberta. Mr. Millar is the brother of H. MacKenzie Millar.

      H. MacKenzie Millar has served as our President, Chief Executive Officer and a Director since September 1997. Mr. Millar has also served as Senior Vice-President and Treasurer of Industries since 1994. Mr. Millar previously served as President and Chief Executive Officer of Millar Western Pulp (Whitecourt) Ltd. and Millar Western Pulp (Meadow Lake) Ltd. Mr. Millar is a past president of the Alberta Forest Products Association and has served on the boards of Forintek Canada, Canadian Wood Council, Alberta Research Council and the Forest Sector Advisory Council to the Government of Canada. Mr. Millar joined the family business on a full-time basis in 1970. Mr. Millar has a B.A. and a Bachelor of Commerce from the University of Alberta and has served on the Business Advisory Council to the Faculty of Business of the University of Alberta. Mr. Millar is the brother of James B. Millar.

      J. Craig Armstrong has served as Executive Vice-President since July 1998. Prior to this, Mr. Armstrong had served as our Senior Vice-President, Marketing, since September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent eight years with

St. Anne Pulp Sales and five years as head of sales for Prince Albert Pulp Co. Mr. Armstrong has a Bachelor of Commerce from the University of Saskatchewan.

      Joseph R. Concini, C.A. was appointed Chief Financial Officer in April 2002. Prior to this, Mr. Concini had served as our Vice-President, Finance, since September 1997. Mr. Concini joined Industries in 1992 as Corporate Controller and was appointed Vice-President, Finance, in 1996. Mr. Concini has been a member of the Institute of Chartered Accountants of Alberta since 1988, and prior to 1992, he was a principal with Coopers & Lybrand, chartered accountants, where he was employed for eight years. Mr. Concini has a Bachelor of Commerce from the University of Alberta.

      Carol Cotton, C.A. was appointed Senior Vice-President, Corporate, in April 2002. Prior to this, Ms. Cotton had served as our Senior Vice-President and Chief Financial Officer since September 1997. Ms. Cotton joined Industries in 1988 as Vice-President, Finance, and was appointed Senior Vice-President and Chief Financial Officer in 1996. Ms. Cotton has been a member of the Institute of Chartered Accountants of Alberta since 1982 and prior to 1988, she was a manager with Coopers & Lybrand, chartered accountants, where she was employed for nine years. Ms. Cotton has a Bachelor of Commerce from the University of Alberta.

      Joseph Costantino has served as Senior Vice-President, Operations, since 1998. Prior to this, he had served as our Vice-President, Operations, since September 1997. Mr. Costantino joined Industries in 1989 as Corporate Technical Director and was appointed Vice-President, Operations, in 1992. Prior to 1989, Mr. Costantino spent 17 years with MacMillan Bloedel Limited. Mr. Costantino is a graduate of the British Columbia Institute of Technology.

      Ronald J. Reis has served as Senior Vice-President, Engineering & Technology, since 1998. Prior to this, Mr. Reis had served as our Vice-President, Engineering and Technology, since September 1997. Mr. Reis joined Industries in 1987 as Corporate Technical Director and was appointed Vice President, Engineering and Technology in 1992. Prior to 1987, Mr. Reis spent 12 years with BC Forest Products. Mr. Reis is a graduate of Lakehead University.

      Robert J. Turner, Q.C. has served as our Secretary, General Counsel and a Director since September 1997. Since May 1994, Mr. Turner has also served as Secretary and General Counsel of Industries. Mr. Turner is a partner and Vice-Chairman of Fraser Milner Casgrain LLP, a law firm. In connection with the offering of the notes, we are represented by Fraser Milner Casgrain LLP with respect to matters of Canadian law. Mr. Turner has a Bachelor of Commerce from the University of Calgary and an L.L.B. from the University of Alberta. Mr. Turner is also a director of EPCOR Preferred Equity Inc.

      W. Kenneth Davidson was appointed a Director in September 1997. He is currently an independent consultant and prior to becoming a consultant, he was involved in the investment banking and banking industries, including with the Canadian Imperial Bank of Commerce.

      William D. Grace, F.C.A. was appointed a Director in September 1997. Prior to May 1994, Mr. Grace was the managing partner of the Edmonton office of Price Waterhouse, chartered accountants. Mr. Grace also serves as a director of Stantec Inc., the Forzani Group Ltd., and Melcor Developments Ltd.

      Donald R. Ching was appointed a Director in September 1997. Mr. Ching is President of SaskTel, a communications company. From September 1995 to April 1996, Mr. Ching was an independent consultant. Prior to August 1995, Mr. Ching was President of Crown Investments Corporation of Saskatchewan.

      Douglas G. Hall was appointed a Director in March 1999. Mr. Hall is Managing Director of RBC Dominion Securities and is responsible for corporate and investment banking activities in Atlantic Canada. Mr. Hall has an M.B.A. from the University of Western Ontario and a B.A. from Queen’s University and is also a Chartered Financial Analyst.

      Certain of our directors and officers are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Chairman and a Director, is also President and a Director of Industries; H. MacKenzie Millar, President, Chief Executive Officer and a Director, is also the Senior Vice President, Treasurer and a Director of Industries; Carol Cotton, Senior Vice-President, Corporate, is also Senior Vice-President, Corporate, of Industries; Joseph R. Concini, Chief Financial Officer, is also Chief Financial Officer of Industries; and Robert J. Turner, Secretary, General Counsel and a Director, is also Secretary and General Counsel of Industries. Our directors and officers are subject to fiduciary obligations to act in our best interests. Individuals who are directors and officers of both Millar Western and Industries have agreed with us that they will dedicate a substantial majority of their time to us in order to perform their duties as our directors and officers.

Compensation

      Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation paid by us in 2002 to all directors and officers as a group for services in all capacities was $2.2 million.

      Our policy provides that each non-employee director is entitled to receive an annual fee of $13,000 and a fee of $950 for each board or committee meeting attended. The chair of each committee of the Board of Directors is entitled to an additional $2,500 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2002 was $0.1 million.

      We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount which we contributed to the pension plan on behalf of the employees in 2002 was $1.2 million, of which $0.1 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or a RSP, under which we match each employee’s RSP contribution. The aggregate amount of matching RSP contributions which were paid by us in 2002 was $0.7 million, of which less than $10,000 represented matching contributions on behalf of our officers.

      On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount which we contributed to the supplementary pension plan on behalf of the participants was $0.3 million in 2002.

      In 1994, we instituted a performance bonus plan for eleven executives and key employees. Under this plan, participants will be entitled to a cash bonus in the tenth year from the date of initial participation with us, payable in four equal annual payments, if established performance goals are met. The performance bonuses do not vest with the participant until the tenth year from the date of initial participation with us.

      In conjunction with the performance bonus plan, key man life insurance contracts were established which were designed to provide us with recovery of all after-tax costs of the performance bonus plan.

Employee Profit Sharing Plan

      All full-time employees participate in a profit sharing plan which distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2000, 2001 and 2002, the amount of such earnings set aside for distribution was $4.4 million, nil and nil, respectively.

PRINCIPAL SHAREHOLDER

      Industries holds, directly and of record, 15,000,001 common shares, representing 100% of our outstanding common shares. Industries is a company with operations in construction, chemicals and other businesses. Industries and its affiliate also hold a 50% interest in the Meadow Lake pulp mill. Industries is owned 100% by Hualkeith Investments Ltd., Hualkeith, a corporation indirectly owned 100% by James B. Millar, H. MacKenzie Millar and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The registered office of Industries is located at 2900 ManuLife Place, 10180 -101 Street, Edmonton, Alberta, T5J 3V5 and its executive offices are located at 16640 -111 Avenue, Edmonton, Alberta, T5M 2S5.

      There are no arrangements known to us that may at a subsequent date result in a change in control of us.

      By virtue of its ownership of all of our issued and outstanding common shares, Industries acting alone can elect our entire board of directors and can approve any transaction requiring shareholder approval.

RELATED PARTY TRANSACTIONS

      On May 13, 1998, we, Industries, and certain of our executive officers entered into certain agreements, which are described in greater detail below. Management believes that such agreements are equivalent to those that could have been negotiated with unaffiliated, third parties.

Non-Competition Agreement

      Industries, James B. Millar and H. MacKenzie Millar have entered into a non-competition agreement, whereby each agreed not to engage, without our consent, in the operation of or have any financial interest in any business operation in the forest products industry in Canada or the United States for so long as Industries, James B. Millar and H. MacKenzie Millar hold, in the aggregate, at least 10% of our outstanding common shares. The non-competition agreement does not apply to the ownership of any equity interest in the Meadow Lake pulp mill, the purchase of less than a controlling interest of a publicly traded company engaged in the forest products industry, selling goods or products to businesses in the forest products industry (provided that the relationship is strictly supplier-purchaser) or performance under the Corporate Services Agreement described below. In addition, Industries, James B. Millar and H. MacKenzie Millar have agreed not to disclose any confidential information or trade secrets concerning our present and contemplated business.

Trademark Licensing Agreement

      Industries is the registered owner in Canada of the trademark “MILLAR WESTERN”, the Millar Western logo and the trademarks “Whitecote” and “WHITECOTE”. We and Industries entered into a trademark licensing agreement, which we refer to as the Trademark Licensing Agreement, which grants to us a non-exclusive, non-transferable license to use the trademarks in Canada and, where applicable, in the United States, and wherever else in the world the trademarks are registered, in association with the sale of salt, lumber, wood chips, pulp, construction services, and paper and paper products. Under the license, we will be required to maintain certain quality standards for wares and services set by Industries. In addition, we may only use the trademarks in our business or tradename and not as or in any other corporate, business or tradename. The Trademark Licensing Agreement may be terminated by either party upon six months’ notice to the other party or by Industries in the event of a material breach of the Trademark Licensing Agreement by us.

Corporate Services Agreement

      We entered into a corporate services agreement, which we refer to as the Corporate Services Agreement, with Industries in 1998, regarding office, managerial and aircraft services. Pursuant to the Corporate Services Agreement, Industries has granted us a non-exclusive license to use and occupy an office building owned by Industries for market rent. We have agreed to supply to Industries, on a non-exclusive basis, management, finance and accounting, information systems, purchasing and human resource services as the needs of Industries dictate. Industries pays us 5% in excess of the costs we incur in providing such services. All of the persons employed by Industries in forest products operations remained employees of Industries until December 31, 1998, at which time they became our employees. Industries agreed to make such employees available to us, continued to pay such employees and did not terminate or alter any terms of employment. We reimbursed Industries for all costs incurred by Industries related to those employees. Industries makes its aircraft available to us on a standby basis and we pay a standby fee equal to 100% of the fixed costs of the aircraft and a proportionate amount of the variable costs equal to the portion of our use of the aircraft in relation to the total use of the aircraft. The Corporate Services Agreement may be terminated by either party upon six months’ notice.

      The agreements described below were assigned to us by Industries on May 13, 1998. Management believes that such agreements involve the payment of market rates or are on terms that we would have negotiated with unaffiliated, third parties.

Meadow Lake Agreements

      Pursuant to a marketing agreement with the Meadow Lake Pulp Limited Partnership, or the Partnership, we must use our best efforts to arrange for sales of the pulp produced by the Meadow Lake pulp mill on terms approved by the Partnership. We are required to distribute sales fairly between the Meadow Lake pulp mill and the Whitecourt pulp mill. We receive between 1% and 3% of the net sales of pulp produced by the Meadow Lake pulp mill as a commission. The marketing agreement may be terminated by us upon two months’ notice if Industries and its affiliate no longer own any equity interest in the Partnership. Industries and its affiliate and the Government of Saskatchewan hold a joint interest in the Partnership, which owns the Meadow Lake pulp mill. The Partnership can terminate the agreement with two months’ notice upon the affirmative vote of holders of more than 50% of the equity interest in the Partnership.

      Pursuant to an administrative services agreement with the Partnership, we must make our executive officers, administrative personnel and facilities available to the Partnership on a non-exclusive basis to the extent reasonably required by the Partnership. The Partnership is required to pay the expenses (including a proportional allocation of overhead expenses) we incur in providing such personnel and facilities. The administrative services agreement may be terminated by us upon two months’ notice if Industries and its affiliate no longer own any equity interest in the Partnership. The Partnership can terminate the agreement with two months’ notice upon the affirmative vote of holders of more than 50% of the equity interest in the Partnership.

Magnesium Sulphate Supply Agreement

      Pursuant to a magnesium sulphate supply agreement, Industries produces and supplies, and we purchase, all of the magnesium sulphate requirements of the Whitecourt and Meadow Lake pulp mills at a price based upon the market rate. This agreement may be terminated by either party on two months’ notice.

Services Provided by Directors

      Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a partner at the law firm of Fraser Milner Casgrain LLP, which received compensation for services rendered to us in 2000, 2001 and 2002. Such compensation did not exceed 5% of the revenues of Fraser Milner Casgrain LLP during 2000, 2001 or 2002. In connection with the offering of the notes, we are represented by Fraser Milner Casgrain LLP with respect to matters of Canadian law.

Indebtedness of Directors and Officers

      As at September 30, 2003, there was no indebtedness outstanding to us by directors or executive officers.

DESCRIPTION OF OUR REVOLVING CREDIT FACILITY

      We have a revolving credit facility dated as at June 27, 2001 (as amended on May 27, 2002 and June 9, 2003) with the Canadian Imperial Bank of Commerce, HSBC Bank Canada and Bank of Montreal, each of which is an affiliate of one of the Initial Purchasers. Our revolving credit facility consists of a $50 million revolving credit facility and expires on June 27, 2004. Concurrently with the closing of the offering of the old notes, we amended our revolving credit facility to, among other things, extend the maturity to November 30, 2004, with an option for us to extend the maturity for an additional 364 days.

      Borrowings under our revolving credit facility are subject to a borrowing base calculation based on our accounts receivable and inventory. As at September 30, 2003, the borrowing base was $47.4 million. As at September 30, 2003, no amounts were drawn on the revolving credit facility and $4.5 million was committed for letters of credit. The interest rate on the revolving credit facility is floating and may, at our option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance Rates, or LIBOR plus, in each case, a borrowing margin. Collateral for the facility is a first charge on all of our accounts receivable and inventory.

      The revolving credit facility contains various covenants restricting, among other things, our ability to incur indebtedness, make investments or acquisitions, create liens, make capital expenditures, sell assets, merge or consolidate with a third party and pay dividends or make other distributions. In addition, the revolving credit facility contains financial covenants requiring us to maintain a minimum fixed charge coverage ratio and a minimum working capital ratio. The revolving credit facility has no scheduled amortization, scheduled commitment reductions or mandatory prepayment provisions.

      Events of default under the revolving credit facility are customary for facilities of this type including, among other things, the failure to pay interest, principal and other fees, the failure to observe or perform any material covenant contained in the revolving credit facility, a change of control of Millar Western and the institution of any bankruptcy or insolvency proceedings.

DESCRIPTION OF NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions”.

      The old notes and the new notes are referred to collectively herein as the “notes.” The old notes were and the new notes will be issued under an indenture dated November 25, 2003 by and between us and The Bank of New York as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The notes are subject to all such terms, and holders of the notes are referred to the Indenture and the Trust Indenture Act for a statement of them.

      The following description is a summary of the material terms and provisions of the indenture and the registration rights agreement. It does not restate these agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. A copy of the form of indenture may be obtained from the Company by any holder or prospective investor upon request.

      The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

      The notes:

•	are general unsecured obligations of Millar Western;

•	rank equally in right of payment with any future senior unsecured Indebtedness of Millar Western; and

•	are effectively subordinated to any existing and future secured Indebtedness of Millar Western to the extent of the assets securing that Indebtedness.

Principal, Maturity and Interest

      The old notes were initially issued in a total principal amount of US$190.0 million. Millar Western may issue additional notes from time to time after this offering. Any issuance of additional notes will be subject to all of the covenants of the indenture. The notes and any additional notes subsequently issued under the indenture will rank equally and will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Millar Western will issue notes in denominations of US$1,000 and integral multiples of US$1,000. The notes will mature on November 15, 2013.

      Interest on the notes accrues at the rate of 7.75% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2004. Millar Western will make each interest payment to the Holders of record on the immediately preceding May 1 and November 1.

      Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

      As described under “— Registration Rights; Special Interest” we have agreed to exchange the notes offered by this prospectus for an equivalent amount of Exchange Notes which will have the same terms as the notes and will be issued under the indenture.

Methods of Receiving Payments on the Notes

      If a Holder has given wire transfer instructions to Millar Western, Millar Western will pay all principal, interest and premium and Special Interest (as defined in “— Registration Rights; Special Interest”), if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Millar Western elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Registrar and Paying Agent for the Notes

      The trustee will initially act as paying agent and registrar for the notes. Millar Western may change the paying agent or registrar without prior notice to the Holders of the notes, and Millar Western or any of its Restricted Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Millar Western is not required to transfer or exchange any note selected for redemption. Also, Millar Western is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

      Under the circumstances described under “— Certain Covenants — Limitation on Subsidiaries”, the notes may in the future be fully and unconditionally guaranteed by Restricted Subsidiaries of Millar Western, as Guarantors. As of the Issue Date, Millar Western has no Subsidiaries.

      The Guarantors will guarantee all of the obligations of Millar Western under the indenture, including its obligation to pay principal, interest, premium and Special Interest, if any, with respect to the notes. The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a proportional amount based on the net assets of each Guarantor, determined in accordance with GAAP.

      A Guarantor shall be released from all of its obligations under its Guarantee if all of its assets or Capital Stock is sold, in each case in a transaction in compliance with “— Offers to Repurchase by Millar Western — Asset Sales” below, or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets in compliance with “— Merger, Consolidation or Sale of Assets” above, or the Guarantor is designated an Unrestricted Subsidiary in compliance with the other terms of the indenture, and such Guarantor has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

Additional Amounts

      All payments made by Millar Western under or with respect to the notes, or by any Guarantor pursuant to the Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the “Taxes”), unless Millar Western or such Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If Millar Western or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the notes, Millar Western or such Guarantor will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each Holder of notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (i) with which Millar Western or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder’s activity in connection with purchasing the notes, by the mere holding of notes or by reason of the receipt of payments thereunder, (iii) which failed to duly and timely comply with a timely request of Millar Western to provide information, documents, certification or other evidence concerning such Holder’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such Holder of notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment on a note, if and to the extent that any beneficiary or settlor of such fiduciary, any partner in such partnership or the beneficial owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor, partner or beneficial owner had been the Holder of such note or (v) any combination of the foregoing numbered clauses of this proviso. Millar Western or such Guarantor will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

      Millar Western or the Guarantor will furnish the Holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by Millar Western or such Guarantor. Millar Western or any Guarantor will, upon written request of a Holder (other than an Excluded Holder), reimburse each such Holder for the amount of (x) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the notes, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) but excluding any such Taxes on such Holder’s net income so that the net amount received by such Holder (net of payments made under or with respect to the notes) after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

      At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Millar Western or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, Millar Western or such Guarantor will deliver to the trustee an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to Holders on the payment date. Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of principal, premium, if any, Redemption Price, Change of Control Payment, Asset Sale Payment, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Redemption

     Optional Redemption

      At any time prior to November 15, 2006, Millar Western may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, calculated after giving effect to the issuance of additional notes, if any, at a redemption price of 107.75% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more issuances of Common Stock; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture, calculated after giving effect to the issuance of additional notes, if any, remains outstanding immediately after the occurrence of such redemption (excluding notes held by Millar Western and its Affiliates); and

(2)	the redemption occurs within 90 days of the date of the closing of such sale of Common Stock.

      Except pursuant to the preceding paragraph and as described below under “— Redemption for Changes in Canadian Withholding Taxes”, the notes will not be redeemable at Millar Western’s option before November 15, 2008.

      After November 15, 2008, Millar Western may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage

2008	103.875%
2009	102.583%
2010	101.292%
2011 and thereafter	100.000%

Redemption for Changes in Canadian Withholding Taxes

      Millar Western may redeem all, but not less than all, of the notes at any time at 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed to the applicable redemption date, if Millar Western has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

     Mandatory Redemption

      Millar Western is not required to make mandatory redemption or sinking fund payments with respect to the notes.

     Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes of US$1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Offers to Repurchase by Millar Western

     Change of Control

      If a Change of Control occurs, Millar Western will make an offer to repurchase all outstanding notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Millar Western will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased, to the date of repurchase. Within 30 days following any Change of Control, Millar Western will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in the notice. Millar Western will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Millar Western will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, Millar Western will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Millar Western.

      The paying agent will promptly provide to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.

      Millar Western will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require Millar Western to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Millar Western repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      Millar Western will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Millar Western and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Millar Western and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Millar Western to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Millar Western and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      Millar Western will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in any single transaction or series of related transactions unless:

(1)	Millar Western (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Stock issued or sold or otherwise disposed of;

(2)	the Fair Market Value is determined by Millar Western’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)	at least 75% of the consideration received in the Asset Sale by Millar Western or such Restricted Subsidiary is in the form of cash or Cash Equivalents or Replacement Assets, in each case received at the time of such sale of other disposition. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Millar Western’s or such Restricted Subsidiary’s most recent balance sheet, of Millar Western or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Millar Western or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by Millar Western or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Millar Western or such Restricted Subsidiary into cash, to the extent of the cash or Cash Equivalents received in that conversion.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Millar Western or such Restricted Subsidiary may apply those Net Proceeds at its option:

(1)	to repay term or revolving credit Indebtedness under a Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the notes) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay, redeem or repurchase any Indebtedness of that Restricted Subsidiary; or

(3)	to purchase Replacement Assets or make a capital expenditure.

Pending the final application of any Net Proceeds, Millar Western or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds US$10.0 million, Millar Western will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. In the Asset Sale Offer, Millar Western will offer an Asset Sale Payment in cash equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Millar Western or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      Millar Western will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Millar Western will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Certain Covenants

      The indenture contains, among others, the following covenants:

Limitation on Additional Indebtedness

      Millar Western will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, incur (as defined) any Indebtedness (including, without limitation, any Acquired Indebtedness); provided that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, Millar Western or any Restricted Subsidiary may incur Indebtedness (including any Acquired Indebtedness) if Millar Western’s Consolidated Fixed Charge Coverage Ratio is greater than 2.0 to 1.

      Notwithstanding the foregoing, the following items of Indebtedness may be incurred (collectively, “Permitted Indebtedness”):

(1)	Indebtedness of Millar Western or any Restricted Subsidiary arising under or in connection with Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the greater of (i) $50.0 million, less any prepayments actually made thereunder that permanently reduce the commitment under a Credit Facility and (ii) the sum of (x) 85.0% of the net book value of accounts receivable of Millar Western and its Restricted Subsidiaries and (y) 60.0% of the net book value of inventory of Millar Western and its Restricted Subsidiaries;

(2)	Indebtedness under the notes and any Guarantees to be issued on the Issue Date, and the Exchange Notes and any Guarantees to be issued pursuant to the registration rights agreement;

(3)	Indebtedness not covered by any other clause of this definition which is outstanding on the Issue Date;

(4)	Indebtedness of Millar Western owed to and held by any Wholly-Owned Restricted Subsidiary which is unsecured and subordinated in right of payment to the payment and performance of Millar Western’s obligations under the indenture and the notes and Indebtedness of any Restricted Subsidiary owed to and held by Millar Western or another Wholly-Owned Restricted Subsidiary; provided that:

(a)	any sale or other disposition of any Indebtedness of Millar Western or any Restricted Subsidiary referred to in this clause (4) to a Person (other than Millar Western or a Wholly-Owned Restricted Subsidiary);

(b)	any sale or other disposition of Capital Stock of any Wholly-Owned Restricted Subsidiary which holds Indebtedness of Millar Western or another Restricted Subsidiary such that such Wholly- Owned Restricted Subsidiary ceases to be a Wholly-Owned Restricted Subsidiary; and

(c)	the Designation of a Restricted Subsidiary that holds Indebtedness of Millar Western or any other Restricted Subsidiary as an Unrestricted Subsidiary;

shall be deemed to be an incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(5)	Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire, construct or improve property in the ordinary course of business in an aggregate principal amount outstanding not to exceed, together with all other Indebtedness outstanding under this clause (5), at the time of any such incurrence and after giving pro forma effect thereto, 5.0% of the consolidated tangible assets of Millar Western and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which consolidated financial statements are available ending on or prior to the date of determination;

(6)	Interest Rate Agreements relating to Indebtedness of Millar Western or any Restricted Subsidiary (which indebtedness (a) bears interest at fluctuating interest rates and (b) is otherwise permitted to be incurred under “— Certain Covenants — Limitation on Additional Indebtedness”); provided that the notional principal amount of such Interest Rate Agreements, at the time of the incurrence thereof, does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreements relate;

(7)	Indebtedness under Currency Agreements or Commodity Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the principal amount of Indebtedness of Millar Western and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

(8)	Indebtedness of Millar Western or any Restricted Subsidiary in respect of reimbursement obligations relating to undrawn standby letters of credit issued for the account of Millar Western or such Restricted Subsidiary, as the case may be, in the ordinary course of business;

(9)	Indebtedness of Millar Western or any Restricted Subsidiary in respect of bid, performance, surety and appeal bonds, statutory obligations or other obligations of a like nature provided in the ordinary course of business;

(10)	additional Indebtedness of Millar Western or a Restricted Subsidiary not to exceed $25.0 million in aggregate principal amount at any one time outstanding;

(11)	Refinancing Indebtedness;

(12)	the guarantee by Millar Western or any of the Guarantors of Indebtedness of Millar Western or a Guarantor that was permitted to be incurred by another provision of this covenant;

(13)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock; provided, in each such case, that the amount thereof is included in the Consolidated Fixed Charges of Millar Western as accrued;

(14)	Indebtedness of Millar Western or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Capital Stock; and

(15)	the incurrence of Indebtedness by Millar Western or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within 30 days of incurrence.

      For purposes of determining compliance with this “Limitation on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Millar Western will be permitted to classify or reclassify such item of Indebtedness in any manner that complies with this covenant.

Limitation on Restricted Payments

      Millar Western will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(A)	declare or pay any dividend or any other distribution or payment on Capital Stock of Millar Western or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of Millar Western or any Restricted Subsidiary (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) of Millar Western, and (y) in the case of Restricted Subsidiaries of Millar Western, dividends or distributions payable to Millar Western or to a Restricted Subsidiary);

(B)	purchase, redeem or otherwise acquire or retire for value any Capital Stock of Millar Western or any of its Restricted Subsidiaries (other than Capital Stock owned by Millar Western or a Restricted Subsidiary) or any Capital Stock of any direct or indirect parent of Millar Western;

(C)	make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of Millar Western or any Guarantor which is subordinated in right of payment to the notes or such Guarantor’s Guarantee, as the case may be (other than any subordinated Indebtedness held by Millar Western or any Wholly-Owned Restricted Subsidiary or any such Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity in each case due within one year of the date of acquisition);

(D)	make any Investment other than a Permitted Investment;

(E)	designate any Subsidiary of Millar Western as an Unrestricted Subsidiary (a “Designation”); provided that the Designation of a Subsidiary of Millar Western as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary; or

(F)	forgive any Indebtedness of an Affiliate of Millar Western owed to Millar Western or a Restricted Subsidiary

(all such payments and other actions set forth in clauses (A) through (F) above being collectively referred to as “Restricted Payments”) unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

(2)	immediately after giving pro forma effect to such Restricted Payment, Millar Western could incur US$1.00 of additional Indebtedness (other than Permitted Indebtedness) under the “— Limitation on Additional Indebtedness” covenant above; and

(3)	immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made after the Issue Date does not exceed the sum (without duplication) of:

(a)	50% of Millar Western’s cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) for the period beginning on the first day of Millar Western’s fiscal quarter commencing after the Issue Date and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (treating such period as a single accounting period);

(b)	100% of the aggregate net cash proceeds received by Millar Western from the issuance or sale after the Issue Date (other than to a Restricted Subsidiary) of (A) Capital Stock (other than Disqualified Capital Stock) of Millar Western or (B) any Indebtedness or other securities of Millar Western that are convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of Millar Western which have been so converted, exercised or exchanged, as the case may be, excluding, in the case of clause (3)(b), any net cash proceeds from the issuance of Common Stock to the extent such net cash proceeds are used to redeem the notes in accordance with the first paragraph of “Redemption — Optional Redemption” above;

(c)	without duplication of any amounts included in clause (3)(a) above, so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with the definition of “Restricted Subsidiary”, Millar Western’s proportionate interest in an amount equal to the Fair Market Value of Millar Western’s interest in such Subsidiary; provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary at the time of its Designation;

(d)	in the case of the disposition or repayment of any Investment, or the release of a Guarantee, constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment which was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes; and

(e)	$10.0 million.

In determining the amount of any Restricted Payment, cash distributed or invested shall be valued at the face amount thereof and Property other than cash shall be valued at its Fair Market Value, except that, in determining the amount of any Restricted Payment made under clause (E) above, the amount of such Restricted Payment (the “Designation Amount”) shall be equal to the greater of (i) the book value or (ii) the Fair Market Value of Millar Western’s proportionate interest in such Subsidiary on such date.

      The provisions of this covenant shall not prevent:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the indenture;

(2)	the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of Millar Western or Indebtedness of Millar Western or any Guarantor subordinated to the notes or such Guarantor’s Guarantee, as the case may be, by conversion into, or by or in exchange for, shares of Capital Stock of Millar Western (other than Disqualified Capital Stock), or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of other shares of Capital Stock of Millar Western (other than Disqualified Capital Stock); provided that any such net cash proceeds are excluded from clause (3)(b) of the immediately preceding paragraph for the purposes of this calculation (and were not included therein at any time) and are not used to redeem the notes pursuant to “Redemption — Optional Redemption” above;

(3)	the redemption, repayment or retirement of Indebtedness of Millar Western or any Guarantor subordinated to the notes or such Guarantor’s Guarantee, as the case may be, in exchange for, by conversion into, or out of the net cash proceeds of, (x) a substantially concurrent sale or incurrence of Indebtedness of Millar Western or such

Guarantor, as the case may be (other than any Indebtedness owed to a Restricted Subsidiary), that is contractually subordinated in right of payment to the notes or such Guarantor’s Guarantee, as the case may be, to at least the same extent as the Indebtedness being redeemed, repaid or retired or (y) a substantially concurrent sale (other than to a Restricted Subsidiary) of shares of Capital Stock of Millar Western; provided that any such net cash proceeds are excluded from clause (3)(b) of the immediately preceding paragraph (and were not included therein at any time) and are not used to redeem the notes pursuant to “Redemption — Optional Redemption” above;

(4)	the retirement of any shares of Disqualified Capital Stock of Millar Western by conversion into, or by exchange for, other shares of Disqualified Capital Stock of Millar Western, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of other shares of Disqualified Capital Stock of Millar Western; provided that any such net cash proceeds are excluded from clause (3)(b) of the immediately preceding paragraph (and were not included therein at any time) and are not used to redeem the notes pursuant to “Redemption — Optional Redemption” above;

(5)	(x) the purchase, redemption or other acquisition for value of shares of Capital Stock of Millar Western (other than Disqualified Capital Stock) held by employees or directors (or their estates or beneficiaries under their estates) of Millar Western upon the death, retirement or termination of employment or directorship of such employees or directors pursuant to the terms of an employee benefit plan or other agreement approved by the Board of Directors of Millar Western and (y) the purchase, redemption, acquisition or other retirement for nominal value of any rights issued in accordance with the indenture and granted pursuant to any shareholder rights plan approved by the Board of Directors of Millar Western; provided that the aggregate cash consideration paid, or distributions made, pursuant to this clause (5) do not exceed $2.0 million in the aggregate subsequent to the Issue Date;

(6)	the payment of any dividend by a Restricted Subsidiary that is not a Wholly-Owned Restricted Subsidiary to the holders of its Capital Stock on a pro rata basis;

(7)	repurchases of Capital Stock deemed to occur upon the exercise of stock options;

(8)	payments of (a) dividends on, and (b) the repurchase, redemption, retirement or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date of, Disqualified Capital Stock the incurrence of which was permitted by the indenture; and

(9)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Capital Stock) of Millar Western; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the immediately preceding paragraph.

In calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (3) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) (but only if the declaration thereof has not been counted in a prior period), (5) and (8)(a) of this paragraph shall be included in such calculation and clauses (2), (3), (4), (6), (7), (8)(b) and (9) of this paragraph shall not be included in such calculation.

      Not later than the date of making any Restricted Payment other than a Restricted Payment under clause (2), (3), (4), (5), (6), (7) or (9), which together with any Restricted Payments not previously reported pursuant to this sentence, exceeds $3.0 million, Millar Western shall deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described above were computed, which calculations may be based upon Millar Western’s latest available financial statements, and that no Default or Event of Default has occurred and is continuing and no Default or Event of Default will occur immediately after giving effect to any such Restricted Payment.

Limitation on Liens

      Millar Western will not, and will not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon or with respect to any property or assets of Millar Western or any of its Restricted Subsidiaries, unless (i) if such Lien secures Indebtedness which is ranked equally and ratably with the notes or any Guarantee, then the notes or such Guarantee, as the case may be, are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the notes or any Guarantee, then the notes or such Guarantee, as the case may be, are secured and the Lien securing such other Indebtedness shall be subordinated to the Lien granted to the holders of the notes or such Guarantee, as the case may be, at least to the same extent as such Indebtedness is subordinated to the notes or such Guarantee, as the case may be.

Limitation on Transactions with Affiliates

      Millar Western will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (each an “Affiliate Transaction”) or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless:

(1)	such Affiliate Transaction is between or among Millar Western and its Restricted Subsidiaries or between or among Restricted Subsidiaries; or

(2)	the terms of such Affiliate Transaction are fair to Millar Western or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by Millar Western or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

In any Affiliate Transaction (or any series of related Affiliate Transactions) involving an amount or having a Fair Market Value in excess of $2.0 million which is not permitted under clause (1) of the immediately preceding sentence, Millar Western must obtain a resolution of the disinterested members of the Board of Directors of Millar Western certifying that they have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with clause (2) of the immediately preceding sentence. In addition, in any Affiliate Transaction (or any series of related Affiliate Transactions) involving an amount or having a Fair Market Value in excess of $20.0 million which is not permitted under clause (1) of the second preceding sentence, Millar Western must obtain a written opinion from an Independent Financial Advisor that such transaction or transactions are fair to Millar Western or such Restricted Subsidiary, as the case may be, from a financial point of view; provided that the provisions of this sentence shall not apply to the sale of inventory in the ordinary course of business.

      The foregoing provisions will not apply to:

(1)	any Permitted Investment or Restricted Payment made in compliance with the provisions described under “— Limitation on Restricted Payments” above;

(2)	reasonable fees and compensation paid to and indemnity provided on behalf of officers, directors or employees of Millar Western or any Restricted Subsidiary as determined in good faith by Millar Western’s Board of Directors or senior management;

(3)	the existence of, or performance or payment by any of Millar Western or its Restricted Subsidiaries of its obligations pursuant to and in accordance with the terms of, the Meadow Lake Services Agreement, the Corporate Services Agreements and the Magnesium Sulphate Supply Agreement;

(4)	sales of Capital Stock of Millar Western (other than Disqualified Capital Stock) to Affiliates of Millar Western;

(5)	the pledge of Capital Stock of Unrestricted Subsidiaries to support the Indebtedness thereof;

(6)	customary shareholders and registration rights agreements among Millar Western and its shareholders; and

(7)	transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of Millar Western solely because Millar Western owns, directly or through a Restricted Subsidiary, Capital Stock in, or controls, such Person.

     Limitation on Issuance of Preferred Stock of Restricted Subsidiaries

      Millar Western will not permit any Restricted Subsidiary to issue any Preferred Stock (except Preferred Stock to Millar Western or a Wholly-Owned Restricted Subsidiary) or permit any Person (other than Millar Western or a Wholly-Owned Restricted Subsidiary) to hold any such Preferred Stock unless Millar Western or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the first paragraph of the covenant described under “Limitation on Additional Indebtedness” in an aggregate principal amount equal to the aggregate stated value of the Preferred Stock to be issued.

     Limitation on Capital Stock of Restricted Subsidiaries

      Millar Western will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary or (ii) permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to Millar Western or a Wholly-Owned Restricted Subsidiary. The foregoing restrictions shall not apply to an Asset Sale consisting of all of the Capital Stock of a Restricted Subsidiary owned by Millar Western made in compliance with the provisions of “— Offers to Repurchase by Millar Western — Asset Sales” above or the issuance of Preferred Stock in compliance with the covenant described under “— Limitation on Preferred Stock of Restricted Subsidiaries” above.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      Millar Western will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions to Millar Western or any Restricted Subsidiary (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits;

(2)	repay any Indebtedness or any other obligation owed to Millar Western or any Restricted Subsidiary;

(3)	make loans or advances or capital contributions to Millar Western or any of its Restricted Subsidiaries; or

(4)	transfer any of its properties or assets to Millar Western or any of its Restricted Subsidiaries;

      except for such encumbrances or restrictions existing under or by reason of:

(1)	encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date;

(2)	the indenture, the notes and any Guarantees, or any other instrument governing debt securities of Millar Western incurred in compliance with the covenant entitled “— Limitation on Additional Indebtedness” that are no more restrictive, taken as a whole, than those contained in the indenture, the notes and the Guarantees;

(3)	applicable law;

(4)	any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by Millar Western or its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person (including any Subsidiary of the Person), the property or assets of the Person (including any Subsidiary of the Person) or the properties or assets, in each case, so acquired;

(5)	customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices;

(6)	encumbrances or restrictions under Credit Facilities;

(7)	Refinancing Indebtedness; provided that such restrictions are no more restrictive than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(8)	customary restrictions in security agreements or mortgages securing Indebtedness of Millar Western or a Restricted Subsidiary only to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages;

(9)	customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary to be consummated in accordance with the terms of the indenture solely in respect of the Capital Stock or assets to be sold or disposed of;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; or

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

     Limitation on Subsidiaries

      If Millar Western or any of its Restricted Subsidiaries transfers or causes to be transferred any Property to, or organizes, acquires, invests in or otherwise holds an Investment in, any Restricted Subsidiary that is not a Guarantor having total consolidated assets with a book value in excess of $100,000, then such transferee or acquired or other Restricted Subsidiary shall (a) execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of Millar Western’s obligations under the notes and the indenture on the terms set forth in the indenture and (b) deliver to the trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture. As of the Issue Date, Millar Western will have no Subsidiaries.

     Payments for Consent

      Millar Western will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Merger, Consolidation or Sale of Assets

      Millar Western will not, and will not cause or permit any Guarantor to, consolidate with, amalgamate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless:

(1)	(x) Millar Western or such Guarantor, as the case may be, shall be the continuing Person, or (y) the Person (if other than Millar Western or such Guarantor) formed by such consolidation or amalgamation or into which Millar Western or such Guarantor, as the case may be, is merged or to which the properties and assets of Millar Western or such Guarantor, as the case may be, are sold, assigned, transferred, leased, conveyed or otherwise disposed of (in any case, the “Successor Company”) shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof and the Successor Company shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all of the obligations of Millar Western or such Guarantor, as the case may be, under the indenture, the notes and the Guarantees, as the case may be, and the obligations thereunder shall remain in full force and effect;

(2)	immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)	immediately after giving effect to such transaction, on a pro forma basis, Millar Western or such Successor Company could incur at least US$1.00 of additional Indebtedness (other than Permitted Indebtedness) under “— Certain Covenants — Limitation on Additional Indebtedness” above; provided that a Person that is a Guarantor may merge into Millar Western or another Person that is a Guarantor without complying with this clause (3).

      In connection with any consolidation, merger or transfer of assets contemplated by this provision, Millar Western shall deliver, or cause to be delivered, to the trustee in form and substance reasonably satisfactory to the trustee, an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Millar Western, the Capital Stock of which constitutes all or substantially all of the properties and assets of Millar Western, shall be deemed to be the transfer of all or substantially all of the properties and assets of Millar Western.

Events of Default

      The following events are defined in the indenture as “Events of Default”:

(1)	default in payment of any principal of, or premium, if any, on the notes when due (whether at maturity, upon redemption or otherwise);

(2)	default in the payment of any interest on, or Special Interest with respect to, any Note when due, which default continues for 30 days or more;

(3)	default by Millar Western or any Restricted Subsidiary in the observance or performance of any other covenant in the notes or the indenture for 30 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding (except in the case of a default with respect to the provisions described under “— Offers to Repurchase by Millar Western — Change of Control”, “— Offers to Repurchase by Millar Western — Asset Sales”, or “Merger, Consolidation or Sale of Assets”, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Millar Western or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Millar Western or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its expressed maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.0 million or more;

(5)	any final judgment or judgments which can no longer be appealed for the payment of money in excess of $7.0 million (in excess of amounts covered by insurance and as to which the insurer has acknowledged coverage) shall be rendered against Millar Western or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

(6)	certain events involving bankruptcy, insolvency or reorganization of Millar Western or any Restricted Subsidiary thereof; and

(7)	any of the Guarantees of a Material Subsidiary ceases to be in full force and effect or any of the Guarantees of a Material Subsidiary is declared to be null and void and unenforceable or any of the Guarantees of a Material Subsidiary is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the indenture).

      Millar Western shall deliver to the trustee, as soon as practicable and in any event within 10 days after Millar Western’s knowledge thereof, written notice in the form of an officers’

certificate of any Default under the indenture, its status and what action Millar Western proposes to take with respect thereto.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Millar Western or any Restricted Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Special Interest.

      The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Special Interest on, or the principal of, the notes.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Millar Western with the intention of avoiding payment of the premium that Millar Western would have had to pay if Millar Western then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Legal Defeasance and Covenant Defeasance

      Millar Western may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2)	Millar Western’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and Millar Western’s and the Guarantor’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

      In addition, Millar Western may, at its option and at any time, elect to have the obligations of Millar Western and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Millar Western must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Millar Western must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, Millar Western must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Millar Western has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Millar Western must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	in the case of Legal Defeasance or Covenant Defeasance, Millar Western must deliver to the trustee an opinion of counsel in Canada to the effect that Holders of the outstanding notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the trustee);

(5)	no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(6)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Millar Western or any of its Subsidiaries is a party or by which Millar Western or any of its Subsidiaries is bound;

(7)	Millar Western must deliver to the trustee an officers’ certificate stating that the deposit was not made by Millar Western with the intent of preferring the Holders of notes over the other creditors of Millar Western with the intent of defeating, hindering, delaying or defrauding creditors of Millar Western or others; and

(8)	Millar Western must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Millar Western, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Millar Western or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Millar Western or any Guarantor is a party or by which Millar Western or any Guarantor is bound;

(3)	Millar Western or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Millar Western has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Millar Western must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or change the date on which any notes may be subject to redemption or repurchase or reduce the redemption or repurchase price therefor;

(3)	reduce the rate of or change the time for payment of interest on any note, including Additional Amounts;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Offers to Repurchase by Millar Western”);

(8)	release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any Holder of notes, Millar Western, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Millar Western’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Millar Western’s assets;

(4)	to make any change that would provide any additional rights or benefits to the Holders of notes or that in the good faith opinion of the Board of Directors of Millar Western (evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the trustee) does not adversely affect the rights under the indenture of any such Holder;

(5)	to add a Guarantor;

(6)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(7)	to issue additional notes in compliance with the covenant described under the caption “— Limitation on Additional Indebtedness”.

Reports to Holders

      Whether or not required by the Commission, so long as any notes are outstanding, Millar Western will furnish to the Holders of notes, within the time periods specified in the Commission’s rules and regulations all quarterly and annual financial information that Millar Western would have been required to file with the Commission (a) on Forms 10-Q or 10-K if Millar Western were required to file on such Forms, or (b) on Forms 6-K, 20-F or 40-F, including in each case a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Millar Western’s certified independent accountants.

      If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Millar Western is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Millar Western will nevertheless continue filing the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. Millar Western agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Millar Western’s filings for any reason, Millar Western will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Millar Western were required to file those reports with the Commission. In addition, Millar Western and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and including any information that would be required by clause (b) of the preceding paragraph.

Concerning the Trustee

      If the trustee becomes a creditor of Millar Western or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Millar Western Forest Products Ltd. 16640-111 Avenue, Edmonton, Alberta, Canada T2M 2S5, Attention: Chief Financial Officer.

Governing Law

      The indenture provides that the indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

      Since substantially all of the assets of Millar Western are outside the United States, any judgment obtained in the United States against Millar Western, including judgments with respect to the payment of principal, premium, if any, and interest on the notes, may not be collectible within the United States.

      Millar Western has been informed by its Canadian counsel, Fraser Milner Casgrain LLP, that the laws of the Province of Alberta permit an action to be brought in a court of competent jurisdiction in the Province of Alberta (a “Canadian Court”) on any final and conclusive judgment in personam of any federal or state court located in the Borough of Manhattan in The City of

New York (“New York Court”) that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain, with certain exceptions, and provided, among other things, that if (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by a Canadian Court (and submission by Millar Western in the indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Alberta; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (iv) the action to enforce such judgment is commenced within six years of the date of such judgment. In the opinion of such counsel, a Canadian Court would not avoid enforcement of judgments of a New York Court respecting the indenture or the notes on the basis of public policy, as that term is understood under the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Book-Entry, Delivery and Form

     Rule 144A and Regulation S Notes

      The old notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”) and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”).

      Rule 144A Notes are initially represented by one or more notes in registered, global form without interest coupons (collectively, the “Restricted Global Notes”) and were deposited with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. The Restricted Global Notes (and any notes issued in exchange therefor), including beneficial interests in the Restricted Global Notes, will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear the legend regarding such restrictions set forth under “Notice to Investors”.

      Regulation S Notes are initially represented by global notes in fully registered form without interest coupons (collectively the “Regulation S Global Notes” and, together with the Restricted Global Notes, the “Global Notes” or each individually, a “Global Note”) registered in the name of a nominee of DTC and deposited with the trustee, for the accounts of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (formerly known as Cedelbank) (“Clearstream”).

      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Book-Entry Notes for Certificated Notes”. In addition, beneficial interests in Restricted Global Notes may not be exchanged for beneficial interests in the Regulation S Global Note or vice versa except in accordance with the transfer and certification requirements described below under “— Exchanges Between the Restricted Global Notes and the Regulation S Global Notes”.

      Except as set forth below, notes will be issued in registered, global form in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess of US$1,000. Notes will be issued at the closing of this offering only against payment in immediately available funds.

     Exchanges Between the Restricted Global Notes and the Regulation S Global Notes

      Beneficial interests in the Restricted Global Notes may be exchanged for beneficial interests in the Regulation S Global Notes and vice versa only in connection with a transfer of such interest. Such transfers are subject to compliance with the certification requirements described below.

      A beneficial interest in a Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Notes without any certification.

      Beneficial interests in the Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note only upon receipt by the trustee of a written certification from the transferor (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S, or, if available, Rule 144 (a “Regulation S Global Note Certificate”).

      Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in another Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

      Any exchange of a beneficial interest in a Regulation S Global Note for a beneficial interest in the Restricted Global Note will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian (“DWAC”) system. Accordingly, in connection with any such exchange, appropriate adjustments will be made in the records of the Security Register to reflect an increase in the principal amount of such Restricted Global Note or vice versa, as applicable.

     Exchanges of Book-Entry Notes for Certificated Notes

      A beneficial interest in a Global Note may not be exchanged for a Note in certificated form unless (i) DTC (x) notifies Millar Western that it is unwilling or unable to continue as Depository for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays) or (B) announces an intention permanently to cease business or does in fact do so, (iii) there shall have occurred and be continuing an Event of Default with respect to the notes or (iv) a request for certificates has been made upon 60 days’ prior written notice given to the trustee in accordance with DTC’s customary procedures and a copy of such notice has been received by Millar Western from the trustee. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures). Any certificated notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected only through the DWAC System and an appropriate adjustment will be made in the records of the Security Register to reflect a decrease in the principal amount of the relevant Global Note.

     Exchanges of Certificated Notes for Book-Entry Notes

      Other notes, which will be issued in certificated form, may not be exchanged for beneficial interests in any Global Note unless such exchange complies with Rule 144A, in the case of an exchange for an interest in the Restricted Global Note, or Regulation S or (if available) Rule 144, in the case of an exchange for an interest in the Regulation S Global Note. In addition, in connection with any such exchange and transfer, the trustee must have received on behalf of the transferor a Regulation S Global Note Certificate, as applicable. Any such exchange will be effected through the DWAC System and an appropriate adjustment will be made in the records of the Security Register to reflect an increase in the principal amount of the relevant Global Note.

     Global Notes

      The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Millar Western takes no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      Upon the issuance of the Regulation S Global Notes and the Restricted Global Notes, DTC credited, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC (“participants”) or persons who hold interests through participants. Ownership or beneficial interests in the Global Notes is shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants).

      As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the notes represented by such Global Note for all purposes under the indenture and the notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Notes for Certificated Notes”, owners of beneficial interests in a Global Note will not be entitled to have portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or Holders of the Global Note (or any notes represented thereby) under the indenture or the notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the indenture referred to herein and, if applicable, those of Euroclear and Clearstream). In the event that owners of beneficial interests in a Global Note become entitled to receive notes in definitive form, such notes will be issued only in registered form in denominations of US$1.000 and integral multiples thereof.

      Investors may hold their interests in the Regulation S Global Notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems or through organizations other than Clearstream and Euroclear that are participants in the DTC system. Clearstream and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Regulation S Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. Investors may hold their interests in the Restricted Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Clearstream may also be subject to the procedures and requirements of such system.

      The laws of some states of the United States require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Millar Western, the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Except for trades involving only Euroclear or Clearstream, beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Millar Western expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such notes as shown on the records of DTC or its nominee. Millar Western also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes described above, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants on the other hand, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received on Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participants to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC has advised Millar Western that it will take any action permitted to be taken by a Holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

      DTC has advised Millar Western as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Millar Western, the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Same Day Settlement and Payment

      Millar Western will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Millar Western will make all payments of principal, interest and premium and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Millar Western expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registration Rights; Special Interest

      The following description is a summary of the material provisions of the registration rights agreement with respect to the old notes. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as Holders of the old notes. See “— Additional Information”.

      Millar Western and the initial purchasers entered into the registration rights agreement pursuant to which, Millar Western agreed for the benefit of the holders of the old notes to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the new notes. Upon the effectiveness of the Exchange Offer Registration Statement, Millar Western will offer to the Holders of old notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their old notes for new notes. The new notes will be issued as evidence of the same continuing indebtedness of Millar Western and the Guarantors and will not constitute the creation of new indebtedness.

      If:

(1)	Millar Western is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2)	any Holder of old notes notifies Millar Western prior to the 20th day following consummation of the Exchange Offer that:

(a)	it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b)	that it may not resell the new notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)	that it is a broker-dealer and owns old notes acquired directly from Millar Western or an affiliate of Millar Western,

Millar Western will file with the Commission a Shelf Registration Statement to cover resales of old notes by the Holders of Transfer Restricted Securities who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

      For purposes of the preceding, “old notes” means each note until:

(1)	the date on which such old note has been exchanged by a Person other than a broker-dealer for a new note in the Exchange Offer;

(2)	following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)	the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement;

(4)	the date on which such old note is distributed to the public pursuant to Rule 144 under circumstances in which any legend borne by such old note relating to the restrictions on transferability thereof, under the Securities Act or otherwise, is removed by Millar Western or pursuant to the indenture; or

(5)	such note shall cease to be outstanding.

      The registration rights agreement provides that:

(1)	Millar Western will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the original issuance of the old notes;

(2)	Millar Western will use its reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the original issuance of the old notes;

(3)	unless the Exchange Offer would not be permitted by applicable law or Commission policy, Millar Western will:

(a)	commence the Exchange Offer; and

(b)	use its reasonable best efforts to issue on or prior to 45 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, new notes in exchange for all old notes tendered prior thereto in the Exchange Offer.

(4)	if obligated to file the Shelf Registration Statement, Millar Western will file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and will use its reasonable best efforts to cause the Shelf Registration to be declared effective by the Commission on or prior to 150 days after such obligation arises.

      If:

(1)	Millar Western fails to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2)	any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)	Millar Western fails to consummate the Exchange Offer within 45 business days after the initial effective date of the Exchange Offer Registration Statement relating to the Exchange Offer (if the Exchange Offer is then required to be made); or

(4)	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”);

then Millar Western will pay additional interest (“Special Interest”) to each Holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of the first Registration Default, in an amount equal to US$.05 per week per US$1,000 principal amount of old notes held by such Holder.

      The amount of the Special Interest will increase by an additional US$.05 per week per US$1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of US$.50 per week per US$1,000 principal amount of old notes.

      All accrued Special Interest will be paid by Millar Western on each Interest Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

      Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

      Holders of old notes are required to make certain representations to Millar Western (as described under “Exchange Offer — Procedures for Tendering” above) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring old notes, a Holder will be deemed to have agreed to indemnify Millar Western against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of old notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Millar Western.

Consent to Jurisdiction and Service

      The indenture and the registration rights agreement provide that Millar Western and any Guarantors appoint CT Corporation System as their respective agent for service of process in any suit, action or proceeding with respect to the indenture or the notes and for actions brought under U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in The City of New York and will submit to the jurisdiction of such courts.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person (including an Unrestricted Subsidiary) or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with Millar Western or a Restricted Subsidiary or which is assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

      “Affiliate” means, with respect to any specific Person, any other Person (including, without limitation, such Person’s issue, siblings and spouse) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, for purposes of the covenant described under “— Certain Covenants — Limitation on Transactions with Affiliates”, beneficial ownership of at least 10% of the voting securities of a Person, either directly or indirectly, shall be deemed to be control.

      “Asset Acquisition” means (a) an Investment by Millar Western or any Restricted Subsidiary in any other Person pursuant to which such Person becomes a Restricted Subsidiary, or shall be merged with or into Millar Western or any Restricted Subsidiary or (b) the acquisition by Millar Western or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      “Asset Sale” means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease (other than operating leases entered into in the ordinary course of business) or other disposition (including pursuant to any Sale and Lease-Back Transaction), other than to Millar Western or any of its Wholly-Owned Restricted Subsidiaries, in any single transaction or series of related transactions of:

(1)	any Capital Stock of any Restricted Subsidiary; or

(2)	any other property or assets (including any interest therein, but excluding the Capital Stock of, or other Investment in, Unrestricted Subsidiaries) of Millar Western or of any Restricted Subsidiary thereof outside of the ordinary course of business;

      provided that Asset Sales shall not include:

(1)	a transaction or series of related transactions for which Millar Western or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million (provided that Millar Western or such Restricted Subsidiary received consideration equal to the Fair Market Value of any such property or assets so sold, conveyed, assigned, transferred, leased or otherwise disposed of);

(2)	the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Millar Western as permitted under “— Merger, Consolidation or Sale of Assets;”

(3)	sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Millar Western or any Restricted Subsidiary, as the case may be;

(4)	the sale of inventory in the ordinary course of business;

(5)	any Permitted Investment or Restricted Payment made in compliance with the “— Certain Covenants — Limitation on Restricted Payments” covenant;

(6)	the sale or other disposition of cash or Cash Equivalents, or the sale of accounts receivable in the ordinary course of business or in connection with the compromise, settlement or collection thereof; and

(7)	any sale or other disposition deemed to occur with creating or granting a Lien not otherwise prohibited by the indenture.

      “Attributable Indebtedness” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of (i) the Fair Market Value of the property subject to such arrangement and (ii) the present value (discounted according to GAAP at the cost of indebtedness implied in the Sale and Lease-Back Transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back transaction (including any period for which such lease has been extended).

      “Board of Directors” means, as to any Person, the board of directors of such Person and any duly authorized committee thereof.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing.

      “Capitalized Lease Obligations” means with respect to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

      “Cash Equivalents” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States or Canadian Government or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any state of the United States of America or any province of Canada or any political subdivision of any such state or province, as the case may be, or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”); provided that, in the event that any such obligation is not rated by S&P or Moody’s, such obligation shall have the highest rating from Dominion Bond Rating Service Limited (“DBRS”);

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least R-1 (low) from DBRS or A-2 from S&P or at least P-2 from Moody’s;

(4)	certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or Canada or any state or province, as the case may be, thereof or the District of Columbia or any U.S. or Canadian branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than US$250,000,000;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)	investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

      A “Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Millar Western and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;

(2)	the adoption of a plan relating to the liquidation or dissolution of Millar Western;

(3)	any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (“Group”), other than Permitted Holders, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Common Stock of Millar Western;

(4)	any Person or Group, other than Permitted Holders, becomes the beneficial owner, directly or indirectly, of more than 30% of the total voting power of the Common Stock of Millar Western, and the Permitted Holders beneficially own, directly or indirectly in the aggregate, a lesser percentage of the total voting power of the Common Stock of Millar Western than such Person or Group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of Millar Western;

(5)	there shall be consummated any amalgamation, consolidation or merger of Millar Western in which Millar Western is not the continuing or surviving corporation or pursuant to which the Common Stock of Millar Western would be converted into cash, securities or other property, other than an amalgamation, consolidation or merger of Millar Western in which the holders of the Common Stock of Millar Western outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such amalgamation, consolidation or merger; or

(6)	during any period of two consecutive years commencing after Millar Western’s initial public offering of Common Stock, individuals who at the beginning of such period constituted the Board of Directors of Millar Western (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Millar Western has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of Millar Western.

      “Commission” means the U.S. Securities and Exchange Commission.

      “Commodity Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices and not for speculative purposes.

      “Common Stock” of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

      “Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of EBITDA of such Person for the four most recent consecutive fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of determination to Consolidated Fixed Charges of such Person for such Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis to:

(1)	the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period;

(2)	any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), occurring on or after the first day of the Four Quarter Period and on or prior to the date of determination, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period; and

(3)	any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of Millar Western or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four Quarter Period) occurring on or after the first day of the Four Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of such Four Quarter Period.

      “Consolidated Fixed Charges” means, with respect to any Person, for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense; plus

(2)	the product of (x) the amount of all dividend payments (to any Person other than Millar Western or a Restricted Subsidiary) on any series of Disqualified Capital Stock of such Person (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state, provincial and local tax rate of such Person, expressed as a decimal.

      “Consolidated Interest Expense” means, with respect to any Person, for any period, the sum, without duplication, of:

(1)	the aggregate amount of interest charges (excluding fees and expenses incurred in connection with the Offering), whether expensed or capitalized, incurred or accrued by such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP for such period (including non-cash interest payments); plus

(2)	to the extent not included in clause (1) above, an amount equal to the sum of:

           (a) imputed interest included in Capitalized Lease Obligations;

           (b) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

           (c) the net costs associated with Interest Rate Agreements, Currency Agreements, Commodity Agreements and other hedging obligations;

(d)	amortization of deferred financing costs and expenses;

           (e) the interest portion of any deferred payment obligations;

(f)	amortization of discount or premium on Indebtedness, if any;

(g)	all capitalized interest and all accrued interest;

(h)	all other non-cash interest expense;

(i)	all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person; and

(j)	the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period.

      For purposes of calculating Consolidated Interest Expense on a pro forma basis:

(1)	interest on Indebtedness bearing a floating rate of interest shall be calculated using the interest rate in effect at the time of determination, taking into account on a pro forma basis any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term at the date of determination of at least 12 months; and

(2)	if Indebtedness was incurred under a revolving credit facility, the interest expense on such Indebtedness shall be calculated based upon the average daily balance of such Indebtedness during the applicable period.

      “Consolidated Net Income” means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, shall be excluded, except to the extent of the amount of cash dividends or distributions actually received by the referent Person or a Restricted Subsidiary of the referent Person;

(2)	the Net Income (but not loss) of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the notes or the indenture) shall be excluded to the extent of such restriction or limitation;

(3)	(a) the Net Income of any Person acquired in a “pooling of interests” transaction for any period prior to the date of such acquisition shall be excluded and (b) any net after-

tax gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded;

(4)	after-tax items classified as extraordinary or unusual gains or losses and any foreign exchange gains and losses shall be excluded;

(5)	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded;

(6)	the cumulative effect of a change in accounting principles after the Issue Date shall be excluded;

(7)	any restoration to income or any contingency reserve of an extraordinary, non-recurring or unusual nature shall be excluded, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time subsequent to the Issue Date; and

(8)	in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded.

      “Corporate Services Agreements” means (i) the Corporate Services Agreement, dated as of May 13, 1998, between Millar Western and Industries, as in effect on the Issue Date, and (ii) the Trademark Licensing Agreement, dated as of May 13, 1998, between Millar Western and Industries, as in effect on the Issue Date, and, in the case of each of clause (i) and (ii), any amendment thereto so long as any such amendment does not materially alter the character or extent of the financial and economic risks and obligations of Millar Western from those existing on the Issue Date.

      “Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Millar Western or any Restricted Subsidiary against fluctuations in currency values.

      “Designation” shall have the meaning set forth in the definition of “Restricted Payment”.

      “Designation Amount” shall have the meaning set forth in the definition of “Restricted Payment”.

      “Disqualified Capital Stock” means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each case, in accordance with a change of control provision, which provision has substantially the same effect as the provisions of the indenture described under “— Offers to Repurchase by Millar Western — Change of Control”), in whole or in part, or is exchangeable into Indebtedness on or prior to the final maturity date of the notes.

      “EBITDA” means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to:

      (1) the sum, without duplication; of:

(a)	Consolidated Net Income for such period; plus

(b)	the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income (minus any provision for taxes utilized in computing net loss under clause (a) hereof to the extent such provision reduced net loss); plus

(c)	Consolidated Interest Expense for such period; plus

(d)	depreciation for such period on a consolidated basis, to the extent reducing Consolidated Net Income; plus

(e)	amortization of intangibles for such period on a consolidated basis, to the extent reducing Consolidated Net Income; plus

(f)	any other non-cash items reducing Consolidated Net Income for such period; minus

      (2) all non-cash items increasing Consolidated Net Income for such period; minus

(3)	all cash payments during such period relating to non-cash charges that were added back in determining EBITDA in any prior period, determined on a consolidated basis with respect to Millar Western and its Restricted Subsidiaries.

      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

      “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of Millar Western acting reasonably and in good faith and, in the case of determination involving assets or property in excess of $1.0 million shall be evidenced by a resolution of the Board of Directors of Millar Western delivered to the trustee.

      “GAAP” means generally accepted accounting principles consistently applied as in effect in Canada from time to time.

      “Guarantee” means a guarantee of the notes or Exchange Notes by a Guarantor issued pursuant to the terms of the indenture.

      “Guarantors” means each Restricted Subsidiary that hereafter becomes a Guarantor pursuant to the indenture.

      “incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “incurrence”, “incurred”, “incurrable”, and “incurring” shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

      “Indebtedness” means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

(1)	any Capitalized Lease Obligations of such Person;

(2)	obligations secured by a Lien to which any property or assets owned or held by such Person are subject, whether or not the obligation or obligations secured thereby shall have been assumed, provided that, for the purposes of determining the amount of Indebtedness described in this clause, if recourse with respect to such Indebtedness is limited to such property or assets, the amount of such Indebtedness shall be deemed to be the lesser of (A) the Fair Market Value of such property or assets and (B) the amount of such Indebtedness;

(3)	guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor);

(4)	all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(5)	all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (for the purposes hereof, “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such price shall be the Fair Market Value of such Disqualified Capital Stock);

(6)	obligations of any such Person under any Currency Agreement or any Interest Rate Agreement applicable to any of the foregoing or Commodity Agreement (if and to the extent such Currency Agreement, Interest Rate Agreement or Commodity Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP); and

(7)	Attributable Indebtedness of such Person.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

(1)	the amount outstanding at any time of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness at such time as determined in conformity with GAAP; and

(2)	Indebtedness shall not include any liability for federal, provincial, state, local or other taxes.

      Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be Indebtedness of Millar Western or any of its Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall also not be included.

      “Independent Financial Advisor” means an investment banking firm of national reputation in the United States or Canada (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in Millar Western or any of its Affiliates and (ii) which, in the judgment of the Board of Directors of Millar Western, is otherwise independent and qualified to perform the task for which it is to be engaged.

      “Industries” means Millar Western Industries Ltd.

      “Interest Rate Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

      “Investments” means, with respect to any Person, directly or indirectly, any advance (or other extension of credit), account receivable (other than an account receivable arising in the ordinary course of business of such Person), loan or capital contribution to (by means of transfers of cash or other Property to others, payments for Property or services for the account or use of others or otherwise), any guarantee of any obligations or Indebtedness of any other Person, the purchase of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, or interest in any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices of such Person and (ii) the repurchase by a Person of securities of its own issue. For the purposes of the “Limitation on Restricted Payments” covenant, the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by Millar Western or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. In determining the amount of any Investment involving the transfer of any property or assets other than cash, such property or assets shall be valued at its or their Fair Market Value at the time of such transfer, as determined in good faith by the Board of Directors of the Person making such transfer.

      “Issue Date” means the date the notes are first issued by Millar Western and authenticated by the trustee under the indenture.

      “Lien” means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

      “Magnesium Sulphate Supply Agreement” means the Magnesium Sulphate Supply Agreement, dated August 15, 1988, between Millar Western Industries Ltd. and Millar Western Pulp Ltd. (a predecessor of Industries), as in effect on the Issue Date, and any amendment thereto so long as any such amendment does not materially alter the character or extent of the financial and economic risks and obligations of Millar Western from those existing on the Issue Date.

      “Material Subsidiary” means, at any date of determination:

(1)	any Restricted Subsidiary that, together with its Subsidiaries that constitute Restricted Subsidiaries:

(a)	for the most recent fiscal year of Millar Western, accounted for more than 5.0% of the consolidated revenues of Millar Western and the Restricted Subsidiaries; or

(b)	as of the end of such fiscal year, owned more than 5.0% of the consolidated assets of Millar Western and the Restricted Subsidiaries, all as set forth on the consolidated financial statements of Millar Western and the Restricted Subsidiaries for such year prepared in conformity with GAAP; and

(2)	any Restricted Subsidiary which, when aggregated with all other Restricted Subsidiaries that are not otherwise Material Restricted Subsidiaries and as to which any event described in clause (7) of “Events of Default” above has occurred, would constitute a Material Restricted Subsidiary under clause (1) of this definition.

      “Meadow Lake Services Agreement” means each of (i) the Administrative Services Agreement, dated as of October 31, 1990, among Millar Western Management Ltd., Millar Western Pulp (Meadow Lake) Ltd. and Meadow Lake Pulp Limited Partnership, as in effect on the Issue Date, and (ii) the Marketing Agreement, dated as of November 1, 1990, between Millar Western Management Ltd. and Meadow Lake Pulp Limited Partnership, as in effect on the Issue Date, and, in the case of each of clause (i) and (ii), any amendment thereto so long as any such amendment does not materially alter the character or extent of the financial and economic risks and obligations of Millar Western from those existing on the Issue Date.

      “Net Income” means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

      “Net Proceeds” means, with respect to any Asset Sale:

(1)	cash received by Millar Western or any Restricted Subsidiary from such Asset Sale, after:

(a)	provision for all income or other taxes measured by or resulting from such Asset Sale;

(b)	payment of all brokerage commissions, underwriting and other fees and expenses, including without limitation, legal, accounting and appraisal fees, related to such Asset Sale;

(c)	provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale;

(d)	deduction of appropriate amounts to be provided by Millar Western or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by Millar Western or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; provided, however, that at such time as such amounts are no longer reserved or such reserve is no longer necessary, any remaining amounts shall become Net Proceeds to be allocated in accordance with “— Offers to Repurchase by Millar Western — Asset Sales”; and

(e)	deduction of amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were subject to such Asset Sale; and

(2)	promissory notes and other non-cash consideration received by Millar Western or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

      “Permitted Holders” means:

(1)	James B. Millar and H. MacKenzie Millar;

(2)	the spouses, children and other lineal descendants of either of the persons referred to in clause (1) above;

(3)	the undistributed estate of any of the persons referred to in clauses (1) and (2) above;

(4)	any trust so long as one or more of the persons referred to in clause (2) above retains all of the beneficial interest thereunder; and

(5)	any Person at least 80% of the voting power of the outstanding Capital Stock of which is owned by any of the persons referred to in clauses (1), (2), (3) or (4) above.

      “Permitted Investments” means Investments made on or after the Issue Date consisting of:

(1)	Investments by Millar Western, or by a Restricted Subsidiary thereof, in Millar Western or a Restricted Subsidiary;

(2)	Investments by Millar Western, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Millar Western or a Restricted Subsidiary thereof;

(3)	Investments in Cash Equivalents;

(4)	reasonable and customary loans and advances made to employees in connection with their relocation not to exceed $1.0 million in the aggregate at any one time outstanding;

(5)	an Investment that is made by Millar Western or a Restricted Subsidiary thereof in the form of any Capital Stock, bonds, notes, debentures or other securities that are issued by a third party to Millar Western or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is permitted under “— Offers to Repurchase by Millar Western — Asset Sales”;

(6)	other Investments in an amount not to exceed, together with the amount of all other Investments outstanding under this clause (6), at the time of such Investment and after giving pro forma effect thereto, 5.0% of the consolidated tangible assets of Millar Western and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which consolidated financial statements are available ending on or prior to the date of determination (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7)	any Investments by Millar Western or a Restricted Subsidiary received in compromise of claims, settlement of debts or disputes or satisfaction of judgments relating to obligations payable to Millar Western or such Restricted Subsidiary, as the case may be, in its capacity as trade creditor or from customers, which obligations were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; and

(8)	Currency Agreements, Interest Rate Agreements and Commodity Agreements.

      “Permitted Liens” means:

(1)	Liens on Property or assets of, or any Capital Stock of, any corporation existing at the time such Property, assets or Capital Stock are acquired by Millar Western or any of its Restricted Subsidiaries, whether by merger, amalgamation, consolidation, purchase of assets or otherwise; provided (x) that such liens are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by Millar Western or its Restricted Subsidiaries and (y) that any such Lien does not extend to or cover any Property, Capital Stock or Indebtedness other than the Property, Capital Stock or Indebtedness of such corporation;

(2)	Liens securing Refinancing Indebtedness; provided that any such Lien does not extend to or cover any Property, Capital Stock or Indebtedness other than the Property, Capital Stock or Indebtedness securing the Indebtedness so refunded, refinanced or extended;

(3)	Liens in favor of Millar Western or any Guarantor;

(4)	Liens to secure Purchase Money Indebtedness that is otherwise permitted to be incurred under the indenture; provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs and expenses, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item;

(5)	statutory liens or landlords’, carriers’, warehousemen’s, unemployment insurance, surety or appeal bonds, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens imposed by law arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(6)	Liens existing on the Issue Date;

(7)	Liens securing only the notes or the Guarantees;

(8)	easements, reservation of rights of way, restrictions (including, but not limited to, zoning and building restrictions) and other similar easements, licenses, restrictions on the use of Properties, or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the Properties subject thereto or interfere with the ordinary conduct of the business of Millar Western and its Restricted Subsidiaries;

(9)	Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(10)	Liens securing Capitalized Lease Obligations permitted to be incurred under clause (5) of the second paragraph of the covenant described under “— Limitation on Additional Indebtedness” above; provided that such Lien does not extend to any Property other than that subject to the underlying lease;

(11)	Liens on inventory and receivables securing Indebtedness under a Credit Facility;

(12)	Liens securing obligations under Interest Rate Agreements, Currency Agreements and Commodity Agreements, in each case permitted to be incurred under the indenture;

(13)	Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(14)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(15)	other Liens securing obligations incurred in the ordinary course of business, which obligations do not exceed $1.0 million in the aggregate at any one time outstanding;

(16)	Liens arising pursuant to Sale and Lease-Back transactions entered into in compliance with the indenture;

(17)	Liens securing Indebtedness permitted to be incurred under clause (10) of the second paragraph of the “— Limitation on Additional Indebtedness” covenant; provided that such Liens, together with all other Liens existing under this clause (17), shall not, at the time of such incurrence and after giving pro forma effect thereto, extend to Property of Millar Western and its Restricted Subsidiaries with a Fair Market Value in excess of $50.0 million; provided, further, that, in the case of Property with a Fair Market Value of in excess of approximately $25.0 million, such Fair Market Value shall be determined by an Independent Financial Advisor; and

(18)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (17); provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend to any other Property of Millar Western or its Subsidiaries other than such item of Property originally covered by such Lien or by improvement thereon or additions or accessions thereto.

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

      “Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

      “Property” of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

      “Purchase Money Indebtedness” means any Indebtedness incurred by a Person to finance the cost (including the cost of construction, installation or improvement) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) the lesser of (A) the Fair Market Value of such property or (B) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

      “Refinancing Indebtedness” means Indebtedness that replaces, refunds, renews, refinances or extends any Indebtedness of Millar Western or a Restricted Subsidiary permitted to be incurred by Millar Western or its Restricted Subsidiaries pursuant to the covenant described under “— Certain Covenants — Limitation on Additional Indebtedness” (other than pursuant to clauses (1), (4), (5), (6), (7), (8), (9), (10), (12), (13), (14) and (15) of the definition of Permitted Indebtedness), but only to the extent that:

(1)	the Refinancing Indebtedness is subordinated to the notes to at least the same extent as the Indebtedness being replaced, refunded, renewed, refinanced or extended, if at all;

(2)	the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being replaced, refunded, renewed, refinanced or extended, or (b) after the maturity date of the notes;

(3)	the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being replaced, refunded, renewed, refinanced or extended that is scheduled to mature on or prior to the maturity date of the notes;

(4)	such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being replaced, refunded, renewed, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being replaced, refunded, renewed, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and

(5)	such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being replaced, refunded, renewed, refinanced or extended, except that Millar Western may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Restricted Subsidiary.

      “Replacement Assets” means (i) properties or assets (other than cash or Cash Equivalents or any Capital Stock or other security) that will be used or useful in the business of Millar Western or its Restricted Subsidiaries as conducted on the Issue Date, or in businesses similar to or ancillary to the business of Millar Western or its Restricted Subsidiaries as conducted on the Issue Date or (ii) Capital Stock of any Person that will become on the date of acquisition thereof a Guarantor as a result of such acquisition.

      “Restricted Subsidiary” means a Subsidiary of Millar Western other than an Unrestricted Subsidiary. The Board of Directors of Millar Western may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), (i) Millar Western could have incurred at least US$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to “— Certain Covenants — Limitation on Additional Indebtedness” above and (ii) no Default or Event of Default shall have occurred and be continuing.

      “Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by Millar Western or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by Millar Western or such Restricted Subsidiary to such Person in contemplation of such leasing.

      “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

      “Subsidiary” of any specified Person means any corporation, partnership, joint venture, limited liability company, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, limited liability company, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

      “Unrestricted Subsidiary” means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of Millar Western which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of Millar Western; provided that a Subsidiary may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with “— Certain Covenants — Limitation on Restricted Payments” above. The trustee shall be given prompt notice by Millar Western of each resolution adopted by the Board of Directors of Millar Western under this provision, together with a copy of each such resolution adopted.

      “Wholly-Owned Restricted Subsidiary” means any Restricted Subsidiary, all of the outstanding voting securities (other than directors’ qualifying shares or similar requirements of law) of which are owned, directly or indirectly, by Millar Western or another Wholly-Owned Restricted Subsidiary.

INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

      The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of notes by a U.S. Holder (as defined below). It applies only to notes held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), by investors who purchase the notes in the offering at the offering price. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to a U.S. Holder and does not discuss the tax consequences applicable to particular classes of U.S. Holders that may be subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect mark to market, banks, tax-exempt organizations, S corporations, life insurance companies, persons that hold notes as part of a hedge, or as part of a straddle or conversion transaction, taxpayers subject to the alternative minimum tax or whose functional currency is not the U.S. dollar. This summary also does not address the tax consequences to shareholders or beneficiaries in any entity that holds notes. In addition, this summary does not describe any foreign, state or local tax considerations. Investors who purchase the notes at a price other than the offering price should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based on the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings by the Internal Revenue Service (“IRS”) and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

      Prospective purchasers of notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the acquisition, ownership and disposition of notes.

      For the purposes of this summary, a U.S. Holder is a beneficial owner that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate that is subject to U.S. federal income tax without regard to the source of its income; or

•	a trust if (i) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust has elected to be treated as a United States person under applicable Treasury regulations.

      If a partnership holds notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership should consult its tax advisors concerning the consequences, under the Code and the laws of any other taxing jurisdiction, of the ownership of the notes by such partnership.

      The exchange of an old note for a new note in the exchange offer is not a taxable exchange. As a result, a U.S. Holder will not recognize any gain or loss upon exchanging an old note for a new note. The holding period of a new note will include the holding period of the old note exchanged, and the adjusted tax basis of the new note received will be the same as the adjusted tax basis of the old note exchanged immediately before the exchange.

      For U.S. federal income tax purposes, interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such U.S. Holder’s method of accounting for such purposes. Such interest will generally constitute foreign source income, and, with certain exceptions, will be “passive” or “financial services” income for purposes of the U.S. foreign tax credit.

      Upon the sale or exchange of a note (other than the exchange of an old note for a new note, as described above), a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized on such sale or exchange (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest) and such U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute U.S. source capital gain or loss, and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year. A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to limitations.

      Information reporting of payments of principal and interest within the United States to non-corporate U.S. Holders generally will be made on IRS Form 1099, including payments made by wire transfer from outside the United States to an account in the United States and the payment of proceeds from the sale of a note effected at a U.S. office of a broker.

      A U.S. Holder may be subject to backup withholding tax with respect to interest paid on the notes and to proceeds from the sale, exchange, redemption or retirement of the note, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies that it has not lost its exemption from backup withholding or has not been notified by the IRS that it has failed to report any interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. A holder of a note who does not provide us with the holder’s correct taxpayer identification number may be subject to penalties imposed by the IRS.

      Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the holder’s U.S. federal income tax liability.

Canadian Federal Income Tax Considerations

      The following is a general discussion of the principal Canadian federal income tax considerations generally applicable to a person who acquires new notes in exchange for old notes and who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds the old notes as capital property, will hold the new notes as capital property, does not use or hold and is not deemed or considered to use or hold the old notes in carrying on business in Canada, will not use or hold and will not be deemed or considered to use or hold the new notes in carrying on business in Canada (an “Unconnected Holder”). For the purposes of the Canadian Tax Act, related persons (as therein defined) are deemed not to deal at arm’s length. Special rules which are not discussed below may apply to an Unconnected Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

      This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof, all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations.

      This discussion is of a general nature only, and is not intended to be, nor should it be interpreted as, legal or tax advice to any particular Unconnected Holder and no representation is made with respect to the Canadian income tax consequences to any particular person exchanging old notes for new notes. Unconnected Holders should therefore consult their own tax advisors with respect to their particular circumstances.

      The exchange by an unconnected Holder of old notes for new notes will not be subject to Canadian income tax.

      Under the Canadian Tax Act, payments by us to an Unconnected Holder of principal and interest on the new notes will be exempt from Canadian withholding tax.

      No other Canadian taxes on income, including taxable capital gains, will be payable by an Unconnected Holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of new notes.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that to the extent any broker-dealer participates in the exchange offer, we will use our reasonable best efforts to maintain the effectiveness of the registration statement filed in connection with the exchange offer for a period of 180 days following the completion of the exchange offer.

      We will not receive any proceeds from any sales of the new notes by broker-dealers. The new notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay the expenses incident to the exchange offer, except commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, and will indemnify the holders of the new notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.

      The new notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada.

LEGAL MATTERS

      Certain legal matters in connection with the exchange offer and the validity of the notes will be passed upon for us by Shearman & Sterling LLP, Toronto, Ontario, with respect to matters of United States law, and by Fraser Milner Casgrain LLP, Edmonton, Alberta, with respect to matters of Canadian law.

EXPERTS

      The audited financial statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report appearing in this prospectus.

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

      The following terms have the following meanings in this Prospectus:

      “AAC” means annual allowable cut, being the amount of timber that may be harvested in any one year as stipulated in the pertinent forest management plan for a Forest Management Unit as approved by the Minister of Sustainable Resource Development of Alberta;

      “ADMT” means air dried metric tonne, a unit of measurement of pulp volume; “MADMT” means one thousand air dried metric tonnes; and “MMADMT” means one million air dried metric tonnes;

      “BCTMP” means bleached chemi-thermo-mechanical pulp, which is pulp produced in a process that uses mild chemicals, heat and mechanical action to separate cellulose fibers;

      “BHKP” means bleached hardwood kraft pulp;

      “BSKP” means bleached softwood kraft pulp;

      “coniferous” means a type of tree which is cone-bearing and has needles or scale-like leaves, such as pine, spruce or fir;

      “Coniferous Timber Quota” means the right to harvest a percentage share of the AAC of coniferous timber within a Forest Management Unit, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

      “CTMP” means chemi-thermo-mechanical pulp;

      “deciduous” means a type of tree with broad leaves that usually shed annually, such as aspen;

      “Deciduous Timber Allocation” means the right to harvest a specified volume of deciduous timber within a designated area as approved by the Alberta Minister of Sustainable Resource Development, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

      “dimension lumber” means standard commodity lumber, ranging, in the case of Millar Western, from 1” × 3”s to 2” × 10”s in varying lengths, usually 8’ to 16’;

      “FMA” means a forest management agreement between the Alberta Minister of Sustainable Resource Development and a forest company, generally having a term of 20 years and renewable thereafter for additional 20-year periods, and providing rights to manage, establish, grow, harvest and remove timber in a specified area;

      “foot board measure” or “FBM” means a measure of lumber volume equivalent to a one foot square board one inch thick; “MFBM” is one thousand board feet; “MMFBM” is one million board feet; and “BFBM” is one billion board feet;

      “Forest Management Unit” means an area of forest land designated by the Minister of Sustainable Resource Development of Alberta as a management unit;

      “hardwood” is wood obtained from deciduous species of trees, such as aspen;

      “ISO” means the International Organization for Standardization, a worldwide federation of national standards bodies from approximately 120 countries. “ISO 9002” is an international set of standards that provide a common approach for documenting and maintaining a quality management system. “ISO 14001” is an international set of standards that provide a common approach for documenting and maintaining an environmental management system;

      “kraft pulp” means pulp produced in a process that uses strong chemicals to separate cellulose fibers;

      “market pulp” means that portion of pulp production in excess of internal requirements, which is sold in open competition with other producers;

      “Meadow Lake Pulp Limited Partnership” means the partnership agreement between Millar Western Industries Ltd. and its affiliate and the Government of Saskatchewan, whereby Industries and its affiliate hold a 50% interest in the Meadow Lake pulp mill and the Government of Saskatchewan holds a 50% interest;

      “Millar Western FMA” means the FMA between the Minister of Sustainable Resource Development of Alberta and the Company commencing May 14, 1997, in effect for 20 years and renewable thereafter for additional 20-year periods, pursuant to which the Minister has granted rights to the Company to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in the Millar Western forest management area;

      “Millar Western forest management area” means the tract of forested land over which the Company has been given rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis for the term of the Millar Western FMA;

      “MSR” means machine stress rated, which is a rating given to lumber in North America that describes its load bearing capability;

      “NBHKP” means northern bleached hardwood kraft pulp;

      “NBSKP” means northern bleached softwood kraft pulp;

      “perpetual sustained yield” means the yield of timber that a forest can produce continuously at a given intensity of management without impairment of the productivity of the land;

      “random length” means dimension lumber of varying lengths but greater than eight feet, trimmed in two-foot increments;

      “softwood” is wood obtained from coniferous species of trees, such as spruce, pine or fir;

      “SPF” means spruce, pine and balsam fir, a major category of softwood lumber;

      “TMP” means thermo-mechanical pulp; and

      “wood chips” means pieces of wood approximately one inch square by one-quarter inch thick resulting from the cutting of logs in chippers or as a by-product of the sawmill lumber manufacturing process and which are typically used as a feedstock in the pulp making process.

AUDITORS’ REPORT

To the Shareholder of
Millar Western Forest Products Ltd.

We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2002, and 2001, and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Edmonton, Canada

February 21, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON

CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 2 to the financial statements. Our report to the shareholder dated February 21, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Edmonton, Canada

February 21, 2003

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

	December 31,

	2002	2001
(in thousands of Canadian dollars)
		(restated -
		note 2)
Assets
Current assets
Cash	$35,005	$15,872
Accounts receivable	33,931	33,443
Inventories (note 3)	61,236	61,092
Prepaid expenses	3,849	2,427
Future income taxes (note 15)	1,599	3,555

	135,620	116,389
Property, plant and equipment (note 4)	159,407	171,745
Other assets (note 5)	26,613	28,544

	$321,640	$316,678

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable and accrued liabilities	$46,984	$38,616
Deferred revenue	6,518	—

	53,502	38,616
Long-term debt (note 7)	252,592	254,800
Other obligations (note 8)	6,712	10,582
Future income taxes (note 15)	6,830	8,916
Contingent liability (note 10)	—	2,268

	319,636	315,182
Shareholder’s equity
Share capital (note 9)	—	—
Retained earnings	2,004	1,496

	$321,640	$316,678

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

	Year ended December 31,

	2002	2001	2000
(in thousands of Canadian dollars)
		(restated -	(restated -
		note 2)	note 2)
Gross revenue	$277,830	$248,825	$344,881
Selling expenses	43,865	37,947	47,310

Net revenue	233,965	210,878	297,571
Cost of sales (note 11)	177,354	161,863	199,410
Depreciation and amortization	16,731	16,184	15,807
General and administration	13,391	15,424	12,498
Severance costs (note 12)	2,298	—	—
Employees’ profit sharing	—	—	4,358

Operating earnings	24,191	17,407	65,498
Financing expenses (note 13)	26,153	25,266	25,596
Unrealized exchange (gain) loss on debt	(2,208)	15,521	6,960
Other expense (income) (note 14)	(707)	4,415	2,664

Earnings (loss) before income taxes	953	(27,795)	30,278
Income taxes (recovery) (note 15)	445	(4,325)	14,279

Net earnings (loss)	$508	$(23,470)	$15,999

STATEMENTS OF RETAINED EARNINGS

	Year ended December 31,

	2002	2001	2000
(in thousands of Canadian dollars)
Retained earnings, beginning of year	$21,878	$31,852	$9,605
Change in accounting policy (note 2)	(20,382)	(6,886)	(638)

Retained earnings, beginning of year as restated	1,496	24,966	8,967
Net earnings (loss)	508	(23,470)	15,999

Retained earnings, end of year	$2,004	$1,496	$24,966

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31

	2002	2001	2000
(in thousands of Canadian dollars)
		(restated -	(restated -
		note 2)	note 2)
Cash provided from (used in)
Operating activities
Net earnings (loss)	$508	$(23,470)	$15,999
Items not affecting cash:
Depreciation and amortization	16,731	16,184	15,807
Future income taxes (recovery)	(130)	(4,925)	13,679
Amortization of deferred financing costs	919	1,057	1,253
Unrealized foreign exchange (gain) loss on debt	(2,208)	15,521	6,960
Reforestation expense	4,659	7,024	13,145
Provision for contingent liability (note 10)	(2,268)	2,268	—
Other	(1,249)	3,403	4,285

	16,962	17,062	71,128
Reforestation expenditures	(4,982)	(11,455)	(12,759)

	11,980	5,607	58,369

Changes in non-cash components of working capital
Accounts receivable	(488)	9,275	(7,053)
Inventories	791	10,272	(7,130)
Prepaid expenses	(1,422)	366	(1,714)
Accounts payable and accrued liabilities	5,757	(4,871)	8,322
Deferred revenue	6,518	—	—

	11,156	15,042	(7,575)

	23,136	20,649	50,794

Investing activities
Additions to property, plant and equipment	(3,480)	(24,208)	(31,540)
Proceeds on disposal of property, plant and equipment	439	1,581	242
Increase in other assets	(30)	(72)	(20,443)

	(3,071)	(22,699)	(51,741)

Financing activity
Repayment of other obligations	(932)	—	—

Increase (decrease) in cash	19,133	(2,050)	(947)
Cash, beginning of year	15,872	17,922	18,869

Cash, end of year	$35,005	$15,872	$17,922

Supplemental cash flow information
Interest paid	$25,341	$25,693	$24,599

Income taxes paid	$590	$704	$534

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

(a)	Cash

Cash is defined as cash on deposit and term deposits in money-market instruments with maturity dates of less than three months from the date they are acquired.

(b)	Inventories

Pulp, lumber and log inventories are recorded at the lower of cost, determined on a first in, first out or average cost basis, and net realizable value. Operating and maintenance supplies are recorded at the lower of average cost and replacement cost.

(c)	Property, plant and equipment

Property, plant and equipment for lumber mills is recorded at cost and is depreciated on a declining balance basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, at the following annual rates:

Buildings	5%
Process equipment	15%
Mobile equipment	30%
Furniture and office equipment	10% or 20%

Property, plant and equipment for the pulp mill is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, as follows:

Buildings	3%
Process equipment	5%

Timber rights are recorded at cost and are amortized on the basis of the volume of timber harvested.

The recoverability of property, plant and equipment is assessed annually or when changes in circumstances indicate that the carrying value may not be recoverable from estimated future cash flows.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Deferred financing costs

Financing costs are deferred and amortized on a straight-line basis over the term of the related debt.

(e)	Power purchase rights

Power purchase rights are recorded at cost and are amortized on a straight-line basis over the life of the underlying agreements.

(f)	Investments

The Company records its investment in energy contracts at cost. Any impairment in the value of these investments is recorded when there is a decline in value that is other than temporary.

(g)	Reforestation obligation

The estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber harvested.

(h)	Revenue recognition

Revenue is recognized when goods are shipped and title has passed to the customer. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer. Transportation costs are included in selling expenses.

(i)	Interest capitalization

Interest on the construction of property, plant and equipment is capitalized on specific borrowings required to finance the construction.

(j)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods that the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

(k)	Foreign currency translation

      The Company has no operations outside of Canada.

Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at the year-end exchange rate. Revenues and expenses denominated in U.S. dollars

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Foreign currency translation (Continued)

are translated at the average exchange rate of the month during which transactions take place. Gains and losses from translation are included in earnings.

The Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to twelve months into the future. The Company accounts for these contracts as a hedge, with resulting gains or losses included in net revenue in the same period as the foreign currency denominated revenue is recorded.

(l)	Employee benefit plans

The Company has defined contribution plans providing pension benefits to most of its employees. Effective January 1, 2000 the Company established a supplementary defined benefit pension plan for certain key employees. The Company accrues its obligations under the defined benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight line basis over the average remaining service period of employees.

2.  CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted a new standard issued by the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new standard, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The Company has adopted the new recommendations retroactively and restated prior years’ financial statements. Prior to this change, gains or losses arising from translation of foreign currency denominated long-term debt were deferred and amortized over the remaining term of the debt. The unamortized balance of the deferred exchange loss was netted against long-term debt in the Company’s financial statements. The following table outlines the increase (decrease) in the prior financial statements:

	2001	2000

Long-term debt	$20,382	$6,886
Retained earnings	(20,382)	(6,886)
Financing expenses	(2,025)	(712)
Unrealized exchange (gain) loss on debt	15,521	6,960

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

2.  CHANGE IN ACCOUNTING POLICY (Continued):

The Company has not recognized the tax benefit related to cumulative unrealized exchange losses on the translation of foreign currency denominated long-term debt. Recognition of the benefit of these losses is dependent upon the realization of taxable capital gains in the future.

3.  INVENTORIES

	2002	2001

Logs	$25,764	$30,701
Pulp	17,487	13,675
Lumber	9,824	8,609
Operating and maintenance supplies	8,161	8,107

	$61,236	$61,092

4.  PROPERTY, PLANT AND EQUIPMENT

	2002

		Accumulated	Net Book
	Cost	Depreciation	Value

Lumber mills
Buildings	$26,044	$7,972	$18,072
Process equipment	90,425	46,802	43,623
Mobile equipment	8,544	6,249	2,295
Furniture and office equipment	7,106	4,553	2,553
Pulp mill
Buildings	21,834	9,401	12,433
Process equipment	181,091	111,018	70,073
Land	2,086	—	2,086
Capital projects in progress	909	—	909

	338,039	185,995	152,044
Timber rights	15,036	7,673	7,363

	$353,075	$193,668	$159,407

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

4.  PROPERTY, PLANT AND EQUIPMENT (Continued):

	2001

		Accumulated	Net Book
	Cost	Depreciation	Value

Lumber mills
Buildings	$25,009	$7,202	$17,807
Process equipment	85,860	43,422	42,438
Mobile equipment	9,318	6,361	2,957
Furniture and office equipment	5,937	4,080	1,857
Pulp mill
Buildings	21,834	8,668	13,166
Process equipment	179,994	102,012	77,982
Land	2,086	—	2,086
Capital projects in progress	5,424	—	5,424

	335,462	171,745	163,717
Timber rights	15,001	6,973	8,028

	$350,463	$178,718	$171,745

5.  OTHER ASSETS

	2002	2001

Power purchase rights — at cost	$20,837	$20,837
Less: accumulated amortization	(2,084)	(1,042)

	18,753	19,795

Deferred financing costs — at cost	10,193	10,193
Less: accumulated amortization	(5,213)	(4,294)

	4,980	5,899

Notes receivable (note 17(a))	2,431	2,488
Other	449	362

	$26,613	$28,544

      Amortization of power purchase rights for the year was $1,042,000 (2001 — $1,042,000)

      Power purchase rights

The Company invested $20.8 million in 2000 to acquire the rights to a portion of the electricity to be generated from two power plants in Alberta commencing January 1, 2001. These rights represent the Company’s entitlement and obligation to purchase approximately 80 megawatts of electrical power, which represents the Company’s estimated electrical power requirements at existing capacity, for a period of thirteen years and approximately 80% of its requirements for a further seven years at largely predetermined prices. The Company also has the right to resell any electricity not consumed under this arrangement at

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

5.  OTHER ASSETS (Continued):

prevailing market prices. The Company has agreed that if the present value of the projected cash flows associated with the Power Purchase Rights fall below a certain level, the Company will provide a letter of credit to make up such shortfall. At December 31, 2002 a letter of credit was not required under this arrangement.

6.  REVOLVING CREDIT FACILITY

The Company has a $50 million revolving credit facility that expires in June 2003 which was undrawn at December 31, 2002, and December 31, 2001. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2002 under the facility was $43.4 million (2001 — $43.5 million) of which $2.3 million (2001 — $2.3 million) was committed for letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance Rates, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and inventory of the Company.

7.  LONG-TERM DEBT

	2002	2001

Unsecured Senior Notes — U.S. $160,000	$252,592	$254,800

The Unsecured Senior Notes are due May 15, 2008, and bear interest at a rate of 9 7/8%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and ratably with all existing and future unsecured indebtedness of the Company.

The indenture governing the Unsecured Senior Notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

8.  OTHER OBLIGATIONS

	2002	2001

Reforestation obligations
Balance, beginning of year	$6,800	$8,415
Accrual for the year	6,125	9,840
Expenditures during the year	(4,982)	(11,455)

Balance, end of year	7,943	6,800
Less: current portion, included in accrued liabilities	(4,554)	(1,944)

	3,389	4,856
Power obligation (note 11)	—	2,100
Deferred revenue — U.S. $600.	—	956
Other	3,323	2,670

	$6,712	$10,582

9.  SHARE CAPITAL

      Authorized

      Unlimited number of common shares

      Issued and fully paid

	2002	2001

15,000,001 common shares (2001 — 15,000,001)	$—	$—

10. CONTINGENT LIABILITY

          Countervailing and antidumping duties

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”), by certain U.S. industry and trade groups (the “Petitioners”).

In response to the petitions, the USDOC conducted separate antidumping and countervailing duty investigations and the USITC conducted an investigation to determine whether the lumber industry in the United States was materially injured or threatened with material injury by reason of softwood lumber imports from Canada.

          Countervailing duty

On August 9, 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding requirement at the rate of 19.31% on Canadian softwood lumber shipped

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

10. CONTINGENT LIABILITY (Continued)

          Countervailing duty (Continued)

to the U.S. During 2001, the Company accrued $1.4 million for the period from August 17, 2001 to December 15, 2001 when preliminary countervailing duties effectively expired. The Company posted bonds to cover the liability.

On March 22, 2002, the USDOC announced its final determination in the countervailing duty investigation, adjusting the rate from 19.31% to 19.34% and subsequently, corrected for ministerial errors, to 18.79%. The USDOC also determined that no critical circumstances existed and, accordingly, the countervailing duty would not apply retroactively to May 19, 2001.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit the accrued countervailing duty for lumber shipped to the U.S. prior to December 15, 2001. During the quarter ended June 30, 2002, the Company reversed $1.7 million it had accrued from August 17, 2001 to December 15, 2001. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing duties on a going forward basis. Effective May 22, 2002, the Company’s exports to the United States of softwood lumber have been subject to a countervailing duty cash deposit rate of 18.79%. A charge of $3.6 million was incurred during 2002 relating to countervailing duty on lumber shipped to the U.S. between May 22, 2002 and December 31, 2002. The Company is currently remitting cash deposits to cover the applicable estimated countervailing duty.

          Antidumping duty

On October 31, 2001, the USDOC made a preliminary antidumping determination, imposing a bonding requirement at the rate of 12.6% on the Company’s shipments of Canadian softwood lumber to the U.S. During 2001, the Company accrued $0.9 million relating to shipments to the U.S. from November 6, 2001 to December 31, 2001. The Company posted bonds to cover the liability.

On March 22, 2002, the USDOC announced its final determination in the antidumping investigation, adjusting the Company’s rate from 12.6% to 9.67%, and subsequently corrected to 8.43% for ministerial errors.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit the accrued antidumping duty for lumber shipped to the U.S. prior to May 16, 2002. During the quarter ended June 30, 2002, the Company reversed $1.6 million it had accrued from November 6, 2001 to March 31, 2002. The bonds posted to cover the liability were also cancelled.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

10. CONTINGENT LIABILITY (Continued)

          Antidumping duty (Continued)

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated antidumping duties on a going forward basis. Effective May 22, 2002, the Company’s exports to the United States of covered softwood lumber have been subject to an antidumping duty cash deposit rate of 8.43%. A charge of $1.6 million was incurred during 2002 relating to antidumping duty on lumber shipped to the U.S. between May 22, 2002 and December 31, 2002. The Company is currently remitting cash deposits to cover the applicable estimated antidumping duty.

The expense or reversal for countervailing and antidumping duties is recorded as an adjustment to selling expenses in the Company’s financial statements.

The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the North American Free Trade Agreement (“NAFTA”) or World Trade Organization (“WTO”) panels to which those determinations have been appealed. Should these appeals not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on the Company’s exports of softwood lumber to the U.S. will not be determined by the USDOC in administrative reviews of these orders until 2004.

11. COST OF SALES

Costs of sales in the current year and in 2001 include electricity related items of a significant and non-recurring nature. In 2002, the Company recorded $1.6 million in electricity costs related to final rate adjustments for electricity consumed in the 2000 year. In 2001, the Company also recorded $4.2 million in electricity costs related to preliminary rate adjustments for electricity consumed in the 2000 year. The Company continues to appeal the final regulatory ruling on the year 2000 power rates and has disputed approximately $1.9 million of the costs accrued. At December 31, 2002, accounts payable include $4.3 million related to the costs accrued and this amount is repayable in monthly installments over the next twelve months.

In 2001, the Company received consumption based electricity rebates that reduced its cost of sales in that year by $19.6 million. This rebate program ended December 31, 2001.

12. SEVERANCE COSTS

As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily. The cost of this program was $2.3 million.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

13. FINANCING EXPENSES

	2002	2001	2000

Interest expense
Long-term debt	$24,765	$25,031	$24,058
Other	545	857	627
Amortization of deferred financing costs	919	1,057	1,253
Foreign exchange gains on U.S. dollar cash and working capital	(76)	(1,679)	(342)

	$26,153	$25,266	$25,596

14. OTHER EXPENSE (INCOME)

Included in other expense in 2001 is a loss on an energy contract of $5.0 million (see note 18(c)). In 2000 the Company recorded a provision of $2.7 million for costs associated with the reduction of its workforce as a result of a capital project to replace one of the Company sawmills.

15. INCOME TAXES

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2002	2001	2000

Earnings (loss) before income taxes	$953	$(27,795)	$30,278

Income taxes (recovery) based on combined Federal and Provincial income tax rates of 42.2% (2001 — 43.1%, 2000 — 44.6%)	$402	$(11,980)	$13,504
Increase (decrease) resulting from:
Manufacturing and processing deduction	(67)	2,082	(2,422)
Large corporations tax	575	600	600
Non-deductible unrealized (gain) loss on debt	(389)	2,404	1,144
Non-deductible expenses and other items	—	448	309
Effect of reduction in income tax rate	(25)	(249)	—
Change in valuation allowance	(51)	2,370	1,144

	41	7,655	775

Income taxes	$445	$(4,325)	$14,279

Income taxes — current	$575	$600	$600
Future income taxes (recovery)	(130)	(4,925)	13,679

Income taxes (recovery)	$445	$(4,325)	$14,279

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

15. INCOME TAXES (Continued)

      Significant components of the Company’s future tax assets and liabilities are as follows:

	2002	2001

Future income tax assets
Reforestation costs	$2,790	$2,422
Accrued loss on energy contract	—	1,775
Accrued softwood lumber duties	52	808
Accrued severance payments	250	120
Unrealized foreign exchange loss	3,943	4,392
Valuation allowance	(3,579)	(3,630)

	3,456	5,887

Future income tax liabilities
Property, plant and equipment	(7,867)	(10,954)
Other	(820)	(294)

	(8,687)	(11,248)

Net future income tax liability	$(5,231)	$(5,361)

As reported on the balance sheet:
Future income tax assets	$1,599	$3,555
Future income tax liabilities	(6,830)	(8,916)

Net future income tax liability	$(5,231)	$(5,361)

16. EMPLOYEE BENEFIT PLANS

      Defined contribution plans

      The total expense for the Company’s defined contribution plans is as follows:

	2002	2001	2000

Plans providing pension benefits	$1,772	$1,840	$1,941

      Defined benefit plan

On January 1, 2000 the Company established a supplementary defined benefit pension plan for certain key employees.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

16. EMPLOYEE BENEFIT PLANS (Continued)

      Information regarding this plan is as follows:

	2002	2001

Change in benefit obligation:
Obligation at beginning of year	$1,322	$1,138
Actuarial loss	105	—
Current service cost	97	102
Interest cost	93	82

Obligation at end of year	$1,617	$1,322

Change in plan assets, at fair market value:
Plan assets at beginning of year	$490	$—
Employer contributions	264	492
Actual return on plan assets	(16)	(2)

Plan assets at end of year	$738	$490

Reconciliation of funded status:
Plan deficit	$(879)	$(832)
Unamortized past service costs	785	851
Unamortized actuarial loss	154	11

Net pension asset	$60	$30

Components of pension expense:
Current service costs	$97	$102
Interest costs	93	82
Amortization of past service costs	66	66
Expected return on plan assets	(22)	(9)

Net expense	$234	$241

The actuarial assumptions used in measuring the Company’s benefit plan obligations are as follows:

	2002	2001

Discount rate	6.5%	7%
Rate of compensation increase	4%	4%
Expected long-term rate of return on plan assets	3.5%	3.5%

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

17. RELATED PARTY TRANSACTIONS

Related party transactions are recorded at the transacted amount. Management is unable to determine whether the transacted amounts noted below are different from amounts which would have been recorded on similar transactions with unrelated parties.

(a)	Millar Western Industries Ltd. (“Industries”), the parent of the Company, has significant influence over Meadow Lake Pulp Limited Partnership (“Meadow”). The Company earned revenue from Meadow and has related accounts receivable as follows:

	2002	2001	2000

Commissions	$3,754	$3,111	$5,454
Administration fees	$1,726	$2,029	$1,901
Included in accounts receivable related to these transactions	$2,511	$1,961	$1,787

Other assets at December 31, 2002 includes a $2,100,000 (2001 — $2,100,000) note receivable from Meadow. This note bears interest at prime plus 1% (5.5% at December 31, 2002; 5.0% at December 31, 2001; 8.50% at December 31, 2000) and is collateralized by a third charge on the assets of Meadow. Repayment of the loan is dependent upon the future cash flows of Meadow. No interest income has been accrued in 2002, 2001 or 2000.

(b)	The Company also earned revenue from other companies controlled by Industries’ parent as follows:

	2002	2001	2000

Administration fees	$590	$893	$924

Included in accounts receivable relating to these transactions	$254	$253	$192

(c)	The Company incurred costs charged by Industries as follows:

	2002	2001	2000

Chemical purchases and other services	$2,674	$3,475	$2,629

Included in accounts payable relating to these transactions	$438	$957	$823

18. FINANCIAL INSTRUMENTS

(a)	Foreign currency risk

The Company realized approximately 73% of its 2002 revenue (2001 — 73%; 2000 — 78%) in U.S. dollars and at December 31, 2002 the Company had $10,991,000 (2001 — $12,677,000; 2000 — $19,100,000) in U.S. dollar denominated accounts receivable.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

18. FINANCIAL INSTRUMENTS (Continued)

(a)	Foreign currency risk (Continued)

In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars. The Company also enters into forward exchange contracts to manage its foreign currency risk. The Company does not hold or issue foreign currency financial instruments for trading purposes. At December 31, 2002, the Company held contracts to deliver US$66,000,000 (2001 — US$54,000,000; 2000-US$76,000,000) at an average rate of 1.5911 (2001 — 1.5624; 2000 — 1.5042) expiring at various dates to December 31, 2003. The market rate at December 31, 2002, was 1.5787 (2001 — 1.5925). As at December 31, 2002, the amount of unrecognized gain on forward exchange contracts was $820,000 (2001 — loss of $1,626,000).

(b)	Credit risk

The Company does not have a significant exposure to any individual customer or counterparty. On product sales from the pulp and lumber segments, the Company may require payment guarantees, such as letters of credit, and obtains credit insurance coverage on a significant portion of its sales.

(c)	Commodity and other risks

The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company’s commodities of pulp and lumber are affected by the global supply and demand for these products. The Company is exposed to market pricing for its commodities. During the years 2002, 2001 and 2000, the Company did not enter into any material financial instruments to mitigate its exposure to changes in the price of pulp or lumber.

In 2000, the Company entered into an energy contract for the purchase of power from January 1, 2002 until December 31, 2002 that was surplus to the Company’s electricity requirements. In 2001 the Company accrued an unrealized loss on this contract of $5.0 million based on their fair value at year-end. The actual realized loss on these contracts in 2002 was $4.3 million.

(d)	Fair value

The fair value of the Company’s cash, accounts receivable, accounts payable and accrued liabilities is estimated to approximate carrying value due to the immediate or short-term maturity of these financial instruments.

The fair value of the Company’s notes receivable has not been estimated as the notes are not marketable and are not subject to terms and conditions that would otherwise be available from arms length parties.

The fair value of the Company’s long-term debt at December 31, 2002, is estimated to be $243,751,000 (2001 — $248,400,000) based upon the price at which the debt was trading.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

19. SEGMENTED INFORMATION

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. They are managed separately as each business requires different technology and marketing strategies. The Company has two reportable segments: lumber and pulp. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company’s management and marketing services, roofing shake operation and unallocated corporate and other expenses.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, and income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

	Lumber

	2002	2001	2000
Product Segment
Net revenue	$100,202	$82,562	$96,262
Cost of sales and administration	84,668	84,318	97,100
Depreciation and amortization	5,709	5,298	5,697
Severance costs	681	—	—

Operating earnings (loss)	$9,144	$(7,054)	$(6,535)

	Pulp

	2002	2001	2000

Net revenue	$127,643	$118,993	$187,475
Cost of sales and administration	92,686	77,539	101,716
Depreciation and amortization	10,708	10,580	9,473
Severance costs	1,340	—	—

Operating earnings	$22,909	$30,874	$76,286

	Corporate and Other

	2002	2001	2000

Net revenue	$6,120	$9,323	$13,834
Cost of sales and administration	13,391	15,430	13,092
Depreciation and amortization	314	306	637
Severance costs	277	—	—
Employees’ profit sharing	—	—	4,358

Operating loss	$(7,862)	$(6,413)	$(4,253)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

19. SEGMENTED INFORMATION (Continued)

	Total

	2002	2001	2000

Net revenue	$233,965	$210,878	$297,571
Cost of sales and administration	190,745	177,287	211,908
Depreciation and amortization	16,731	16,184	15,807
Severance costs	2,298	—	—
Employees’ profit sharing	—	—	4,358

Operating earnings	$24,191	$17,407	$65,498

Cost of sales for the lumber segment are net of chip transfers to the pulp segment of $4,926,000 (2001 — $4,076,000; 2000 — $2,947,000).

	Year ended December 31,

	2002	2001	2000

Expenditures on property, plant and equipment
Lumber	$2,110	$23,079	$27,471
Pulp	893	526	3,093
Corporate and other	477	603	976

	$3,480	$24,208	$31,540

	As at December 31,

	2002	2001	2000

Identifiable assets
Lumber	$117,624	$124,305	$114,282
Pulp	143,664	152,115	177,773
Corporate and other	60,352	40,258	39,110

	$321,640	$316,678	$331,165

	Year ended December 31,

	2002	2001	2000

Geographic Sales
Net revenue
Canada	$61,502	$56,206	$55,043
United States	56,929	50,249	70,495
Europe	38,794	56,619	87,358
Asia	76,115	46,198	83,790
Other	625	1,605	885

	$233,965	$210,878	$297,571

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

20.	RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission for the three years ended December 31, 2002, 2001, and 2000.

      Net earnings and shareholder’s equity

(a)	The following summary sets out the material adjustments to the Company’s reported earnings and shareholder’s equity which would be made in order to conform to U.S. GAAP:

	2002	2001	2000

		(restated -	(restated -
		note 2)	note 2)
Net earnings (loss) for the year under Canadian GAAP	$508	$(23,470)	$15,999
U.S. GAAP adjustments
Unrealized gain (loss) on forward exchange contracts (b)	2,446	(2,287)	(1,043)
Unrealized gain (loss) on energy contract (c)	—	(4,895)	4,895
Effect on income taxes (d)	(867)	2,614	(1,645)

Net earnings (loss) for the year under U.S. GAAP	2,087	(28,038)	18,206
Shareholder’s equity under U.S. GAAP, beginning of year	449	28,487	10,281

Shareholder’s equity under U.S. GAAP, end of year	$2,536	$449	$28,487

(b)	Under U.S. GAAP, the unrealized gains or losses on forward exchange contracts at year-end must be recorded in earnings because the requirements for hedge accounting under U.S. GAAP are not met.

(c)	Under U.S. GAAP, the unrealized gains or losses on energy contracts (see note 18(c)) at year-end are recorded in earnings. The unrealized gain of $4,895,000 recorded for U.S. GAAP in 2000 had fully reversed by December 31, 2001. At December 31, 2001 the Company accrued an unrealized loss of $4,984,000 for both Canadian and U.S. GAAP purposes.

(d)	Under U.S. GAAP, after the adjustments noted above, the future current tax asset would be $1,311,000 (2001 — $4,134,000).

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2002, 2001 and 2000

(Tabular amounts in thousands of Canadian dollars)

20.	RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP (Continued)

(e)	Under U.S. GAAP, the estimated costs in 2000 of $2,700,000 for the planned reduction in workforce would be recorded as a reduction of operating earnings. Under U.S. GAAP, transportation costs of $31,258,000 (2001 — $26,798,000; 2000 — $30,710,000) would not be netted against gross revenue, but would be recorded as an operating expense.

(f)	Included in general and administrative expenses are bad debt expenses of $Nil in 2002 (2001 — $Nil; 2000 — $142,000).

      Balance Sheet

      The disclosure of the following amounts is required under U.S. GAAP:

	2002	2001

Trade accounts payable	$35,489	$30,039
Interest payable	$3,118	$3,149
Salary and benefits payable	$2,601	$2,212
Severance costs payable	$189	$—

      Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This Statement is effective for fiscal years beginning after June 15, 2002 and the Company will adopt the Statement effective January 1, 2003. In 2002, the Canadian Accounting Standards Board issued a new Canadian accounting standard on Asset Retirement Obligations. The new standard is effective for fiscal years beginning on or after January 1, 2004. The Company has not yet determined the impact of these standards on the Company’s financial statements.

In 2002, the Financial Accounting Standards Board issued SFAS No 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement is effective for exit or disposal activities initiated after December 31, 2002 and retroactive application of this statement is prohibited. The Company has adopted the standard and there is no impact on the Company’s financial statements.

In 2002, the Canadian Accounting Standards Board issued amended accounting guideline 13, “Hedging Relationships”. The guideline, which sets strict conditions that must be met before a company can apply hedge accounting, is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the guideline effective January 1, 2004. The Company has not yet determined the impact of this guideline on the Company’s financial statements.

21. COMPARATIVE FIGURES

Certain 2000 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

	September 30,	December 31,
	2003	2002
(in thousands of Canadian dollars)
	(unaudited)
Assets
Current assets
Cash	$46,440	$35,005
Accounts receivable	36,382	33,931
Inventories (note 2)	52,803	61,236
Prepaid expenses	2,603	3,849
Future income taxes	279	1,599

	138,507	135,620
Property, plant and equipment	153,478	159,407
Other assets	25,138	26,613

	$317,123	$321,640

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable and accrued liabilities	$48,590	$46,984
Deferred revenue	—	6,518

	48,590	53,502
Long-term debt (U.S. $160,000, 2002 — U.S. $160,000)	215,616	252,592
Other obligations	7,162	6,712
Future income taxes	9,026	6,830

	280,394	319,636
Contingent liability (note 5)
Shareholder’s equity
Share capital	—	—
Retained earnings	36,729	2,004

	$317,123	$321,640

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

(unaudited)

	Nine months ended
	September 30,

	2003	2002
(in thousands of Canadian dollars)
Gross revenue	$239,429	$205,934
Selling expenses	44,168	30,091

Net revenue	195,261	175,843
Cost of sales	149,858	132,062
Depreciation and amortization	12,521	12,464
General and administration	9,539	9,993
Employees’ profit sharing	194	—
Severance costs (note 3)	—	2,298

Operating earnings	23,149	19,026
Financing expenses (note 4)	21,432	19,881
Unrealized exchange (gain) on debt	(36,976)	(2,448)
Other expense (income)	2	(296)

Earnings before income taxes	38,691	1,889
Income taxes	3,966	607

Net earnings	$34,725	$1,282

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Nine months ended
	September 30,

	2003	2002
(in thousands of Canadian dollars)
Retained earnings — beginning of period	$2,004	$1,496
Net earnings	34,725	1,282

Retained earnings — end of period	$36,729	$2,778

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Nine months ended
	September 30,

	2003	2002
(in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
Net earnings	$34,725	$1,282
Items not affecting cash:
Future income taxes	3,516	157
Reforestation expense	3,112	3,607
Depreciation and amortization	12,521	12,464
Amortization of deferred financing charges	690	689
Unrealized foreign exchange (gain) on debt	(36,976)	(2,448)
Provision for duties	—	(2,268)
Other	(366)	(395)

	17,222	13,088
Reforestation expenditures	(6,080)	(4,768)

	11,142	8,320

Changes in non-cash components of working capital
Accounts receivable	(2,451)	2,822
Inventories	7,563	4,917
Prepaid expenses	1,246	8
Accounts payable and accrued liabilities	6,039	4,218
Deferred revenue	(6,518)	—

	5,879	11,965

	17,021	20,285

Investing activities
Additions to property, plant and equipment	(5,915)	(2,859)
Proceeds on disposal of property, plant and equipment	324	357
Decrease in other assets	5	50

	(5,586)	(2,452)

Increase in cash	11,435	17,833
Cash — beginning of period	35,005	15,872

Cash — end of period	$46,440	$33,705

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2002 audited financial statements and the notes thereto included in the Company’s Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2.  INVENTORIES

	September 30,	December 31,
	2003	2002

Logs	$21,135	$25,764
Pulp	10,222	17,487
Lumber	12,833	9,824
Operating and maintenance supplies	8,613	8,161

	$52,803	$61,236

3.  PROVISION FOR SEVERANCE COSTS

As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily.

4.  FINANCING EXPENSES

	2003	2002

Interest expense
Long-term debt	$15,758	$18,514
Other	280	438
Amortization of deferred financing costs	690	689
Foreign exchange losses on U.S. dollar cash and working capital	4,704	240

	$21,432	$19,881

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

5.  INCOME TAXES

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	September 30,	September 30,
	2003	2002

Earnings before income taxes	38,691	1,889

Income taxes based on combined Federal and Provincial income tax rates of 41.9% (2002 — 42.4%)	16,200	800
Increase (decrease) resulting from:
Manufacturing and processing deduction	(2,658)	(134)
Large corporations tax	450	450
Non taxable unrealized gain on debt	(6,447)	(433)
Effect of reduction in income tax rate	—	(76)
Change in valuation allowance	(3,579)	—

Income taxes	3,966	607

Current income tax expense	450	450
Future income tax expense	3,516	157

Income taxes	3,966	607

      Significant components of the Company’s future tax assets and liabilities are as follows:

	September 30,	September 30,
	2003	2002

Future income tax assets
Reforestation costs	1,748	1,980
Accrued severance payments	60	119
Accrued loss on energy contracts	—	740
Unrealized foreign exchange loss	—	322

	1,808	3,161

Future income tax liabilities
Property, plant and equipment	(7,436)	(8,261)
Unrealized foreign exchange gain	(2,550)	—
Other	(569)	(418)

	(10,555)	(8,679)

Net future income tax liability	(8,747)	(5.518)

As reported on the balance sheet:
Future income tax assets	279	1,292
Future income tax liabilities	(9,026)	(6,810)

Net future income tax liability	(8,747)	(5,518)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

6.  CONTINGENT LIABILITY

On April 25, 2002, the U.S. Department of Commerce (“USDOC”) issued its final determination in the countervailing and antidumping investigations. The USDOC’s final determination in the countervailing investigation resulted in a duty rate of 18.79% and an antidumping duty rate of 8.43%, both to be posted by cash deposits.

On May 16, 2002, the United States International Trade Commission (“USITC”) published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits have been required for shipments at the rates determined by the USDOC effective from May 22, 2002. All bonds posted prior to May 22, 2002 have been returned and cancelled.

The company has recorded as a selling expense $3.0 million for the quarter representing the combined countervailing and antidumping duties compared to $1.7 million in the same quarter of 2002. For the first nine months in 2003 the company recorded combined duties of $8.3 million compared to $0.1 million for the same period in 2002. In 2002, the Company reversed $2.3 million related to preliminary duties charged in 2001.

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments (“Canadian Interests”) categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Association panels and the World Trade Organization. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping will not be determined until each annual administrative review process is complete.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

7.  SEGMENTED INFORMATION

	Nine months ended
	September 30,

	2003	2002
(in thousands of Canadian dollars)
Product segment
Lumber
Net revenue	$73,233	$76,789
Cost of sales and administration	65,997	63,585
Depreciation and amortization	4,115	4,274
Severance costs	—	681

Operating earnings	$3,121	$8,249

Pulp
Net revenue	$117,382	$94,459
Cost of sales and administration	83,861	68,477
Depreciation and amortization	8,086	7,974
Severance costs	—	1,340

Operating earnings	$25,435	$16,668

Corporate and other
Net revenue	$4,646	$4,595
Cost of sales and administration	9,539	9,993
Depreciation and amortization	320	216
Employees’ profit sharing	194	—
Severance costs	—	277

Operating loss	$(5,407)	$(5,891)

Total
Net revenue	$195,261	$175,843
Cost of sales and administration	159,397	142,055
Depreciation and amortization	12,521	12,464
Employees’ profit sharing	194	—
Severance costs	—	2,298

Operating earnings	$23,149	$19,026

	September 30,	December 31,
	2003	2002

Identifiable assets
Lumber	$116,289	$117,624
Pulp	134,438	143,664
Corporate and other	66,396	60,352

	$317,123	$321,640

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

8.	RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission for the nine-month periods ended September 30, 2003 and 2002.

          Net earnings and shareholder’s equity

(a) The following summary sets out the material adjustments to the Company’s reported earnings and shareholder’s equity which would be made in order to conform to U.S. GAAP:

	September 30,	September 30,
	2003	2002

Net earnings under Canadian GAAP	$34,725	$1,282
U.S. GAAP adjustments
Unrealized gain on forward exchange contracts (b)	7,037	2,358
Cumulative effect of change in accounting principle (c)	650	—
Accretion and change in asset retirement obligation (c)	(231)	—
Effect on income taxes (d)	(2,471)	(836)

Net earnings under U.S. GAAP	39,710	2,804
Shareholder’s equity under U.S. GAAP, beginning of period	2,536	449

Shareholder’s equity under U.S. GAAP, end of period	$42,246	$3,253

(b)	Under U.S. GAAP, the unrealized gains or losses on forward exchange contracts at year-end must be recorded in earnings because the requirements for hedge accounting under U.S. GAAP are not met.

(c)	Effective January 1, 2003, for U.S. GAAP purposes, the Company adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Under the provisions of SFAS No. 143, entities are required to record the estimated fair value of an asset retirement obligation in the period in which it was incurred. This change in accounting policy has been accounted for in accordance with APB 20. Under U.S. GAAP, these adjustments would be recorded as an increase to operating earnings.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

8.	RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP (Continued)

(d)	Under U.S. GAAP, after the adjustments noted above, the future current tax liability at September 30, 2003 would be $2,480,000 and at September 30, 2002 the future tax asset would be $1,035,000.

(e)	Under U.S. GAAP, transportation costs of $28,678,000 (2002 — $22,380,000) would not be netted against gross revenue, but would be recorded as an operating expense.

          Balance Sheet

The disclosure of the following amounts is required under U.S. GAAP:

	September 30,	December 31,
	2003	2002

Trade accounts payable	$37,334	$35,489
Interest payable	$7,985	$3,118
Salary and benefits payable	$2,335	$2,601
Severance costs payable	$—	$189
Accumulated depreciation on property, plant and equipment	204,871	193,668
Accumulated amortization on other assets	$8,768	$7,297

          Recent accounting pronouncements

Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” for U.S. GAAP. The impact of adopting the new standard was to increase earnings for the nine months ended September 30, 2003, by $419,000, as described in note 6(a) above. In 2002, the Canadian Accounting Standards Board issued a new Canadian accounting standard on Asset Retirement Obligations. The new standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of the new Canadian accounting standard will substantially eliminate the GAAP difference.

In 2002, the Canadian Accounting Standards Board issued amended accounting guideline 13, “Hedging Relationships”. The guideline, which sets strict conditions that must be met before a company can apply hedge accounting, is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the guideline effective January 1, 2004. The Company has not yet determined the impact of this guideline on the Company’s financial statements.

In April 2003, the Canadian Accounting Standards Board issued new Canadian Standard 3063, “Impairment of Long-Lived Assets”. The section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. It applies to non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The standard is to be applied prospectively for years beginning on or after April 1,

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2003 and 2002

(unaudited)

8. RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP (Continued)

2003. The Company has considered the application of the new standard and expects that adoption will not have a material impact on the Company’s financial statements.

In early 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46, “Consolidation of Variable Interest Entities” (“VIEs”). FASB subsequently issued FIN 46-R, a revised interpretation that supplements FIN 46. For the purpose of determining the effective dates of FIN 46 and FIN 46-R, the Company is considered a “Non-public Entity”. For all VIEs created before January 31, 2003, the Company is not required to adopt FIN 46 or FIN 46-R but is required to adopt FIN 46-R by January 1, 2005. For VIEs created after January 31, 2003, the Company must apply the provisions of FIN 46 or FIN 46-R as of the date the Company first became involved with the VIE. This did not result in the consolidation of any VIE’s. The Company will adopt FIN 46 or FIN 46-R effective January 1, 2005.

In June 2003, the Canadian Accounting Standards Board issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”), which is very similar to FIN 46. On January 7, 2004, the AcSB noted the release of FIN 46-R and reaffirmed its intention to harmonize the requirements of AcG-15 with FIN 46 and FIN 46-R. The Canadian Accounting Standards Board expects to approve an exposure draft of proposed amendments to AcG-15 as soon as possible, with the expectation that AcG-15, as amended, would be effective for years beginning on or after November 1, 2004. The Company expects to adopt AcG-15 effective January 1, 2005.

FIN 46, FIN 46-R and AcG-15 require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Company has considered the application of the recommendations of FIN-46, FIN 46-R and AcG-15 with respect to contractual arrangements in existence at January 31, 2003 and does not expect that adoption will have a material impact on the Company’s financial statements.

9.  SUBSEQUENT EVENT

On November 25, 2003, the Company issued US$190,000,000 aggregate principal amount of 7.75% Senior Notes due 2013 with estimated net proceeds of $243,513,000 (US$185,181,000). The net proceeds were used to repay long-term debt and related debt premiums, as at September 30, 2003, of approximately $215,616,000 (US$160,000,000) and $11,184,000 (US$8,300,000), respectively. These premiums, together with deferred financing costs as at September 30, 2003 of $4,290,000, will be expensed in the quarter ended December 31, 2003. As a result of fluctuations in exchange rates from September 30, 2003 to November 25, 2003, an exchange gain on long-term debt of $5.2 million will be recorded in the quarter ended December 31, 2003. Expenses related to the US$190,000,000 Senior Notes issue will be deferred and amortized over the term of the debt.

US$190,000,000

Millar Western Forest

Products Ltd.

7.75% Senior Notes

due 2013

                            , 2004

          Through and including                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this Exchange Offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

     Under the Business Corporations Act (Alberta), Millar Western Forest Products Ltd. (the “registrant”) may indemnify a present or former director or officer or a person who acts or acted at the registrant’s request as a director or officer of another corporation of which the registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of his or her being or having been a director or officer of the registrant or such other corporation if the director or officer acted honestly and in good faith with a view to the best interests of the registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the registrant or such other corporation only with court approval. A director is entitled to indemnification from the registrant as a matter of right if he or she was substantially successful on the merits of his or her defence, fulfilled the conditions set forth above and is fairly and reasonably entitled to indemnity.

     In accordance with provisions of the Business Corporations Act (Alberta) described above, the by-laws of the registrant provide that the registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the registrant’s request as a director or officer of a corporation of which the registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of the registrant or such other corporation if he or she acted honestly and in good faith with a view to the best interests of the registrant and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds in believing that his or her conduct was lawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21. Exhibits

     See the index to exhibits that appears immediately following the signature pages to this registration statement.

Item 22. Undertakings

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Province of Alberta, on the 17th day of February, 2004.

MILLAR WESTERN FOREST PRODUCTS LTD.

By: /s/ Joseph R. Concini

Name: Joseph R. Concini
Title: Chief Financial Officer

POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Joseph R. Concini, C.A. and H. MacKenzie Millar, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done and hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James B. Millar
James B. Millar	Chairman and Director	February 17, 2004

/s/ H. MacKenzie Millar
H. MacKenzie Millar	President, Chief Executive Officer and Director	February 17, 2004

/s/ Joseph R. Concini
Joseph R. Concini, C.A	Chief Financial Officer	February 17, 2004

/s/ Robert J. Turner
Robert J. Turner, Q.C	Secretary, General Counsel and Director	February 17, 2004

W. Kenneth Davidson	Director

/s/ William D. Grace
William D. Grace	Director	February 17, 2004

Signature	Title	Date

Donald R. Ching	Director

Douglas G. Hall	Director

AUTHORIZED U.S. REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Millar Western Forest Products Ltd. in the United States, in the City of Newark, State of Delaware, on this 17th day of February, 2004.

PUGLISI & ASSOCIATES (Authorized U.S. Representative)

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

3.1*	Certificate, Articles of Incorporation and Articles of Amendment
3.2*	By-laws
4.1†	Indenture dated as of November 25, 2003 between the Company and The Bank of New York
4.2†	Registration Rights Agreement between the Company and Goldman, Sachs & Co. dated November 25, 2003
4.3†	Form of old note (included in Exhibit 4.1)
4.4†	Form of new note (included in Exhibit 4.1)
4.5†	Purchase Agreement between the Company and Goldman, Sachs & Co. dated November 20, 2003.
5.1†	Opinion of Fraser Milner Casgrain LLP as to the legality of the securities being registered.
5.2†	Opinion of Shearman & Sterling LLP as to the legality of the securities being registered.
10.1*	Forest Management Agreement dated May 14, 1997 between the Minister of Environmental Protection of Alberta and Millar Western Industries Ltd.
10.2*	Corporate Services Agreement dated May 13, 1998 between the Registrant and Millar Western Industries Ltd.
10.3*	Form of 1994 Performance Bonus Plan of the Registrant
10.4*	Non-Competition Agreement dated as of May 13, 1998 among the Registrant, Millar Western Industries Ltd., James B. Millar and H. MacKenzie Millar
10.5*	Marketing Agreement dated as of November 1, 1990 among Millar Western Management Ltd. and Meadow Lake Pulp Limited
10.6*	Administrative Services Agreement dated October 31, 1990 among Millar Western Management Ltd., Millar Western Pulp (Meadow Lake) Ltd. and Meadow Lake Pulp Limited Partnership
10.7*	Trademark Licensing Agreement dated May 13, 1998 between the Registrant and Industries
10.8†	Credit Agreement dated as of June 27, 2001, as amended, between the Registrant and Canadian Imperial Bank of Commerce
10.9**	PPA Auction Agreement dated July 14, 2000

Exhibit Number	Description of Exhibits

10.10***	Power Syndicate Agreement (Battle River) dated January 1, 2001
10.11***	Power Syndicate Agreement (Sundance C) dated January 1, 2001
12.1†	Computation of ratio of earnings to fixed charges
23.1†	Consent of Fraser Milner Casgrain LLP (included in Exhibit 5.1)
23.2†	Consent of Shearman & Sterling LLP (included in Exhibit 5.2)
23.3†	Consent of Pricewaterhouse Coopers LLP
23.4†	Consent of NLK Consultants Inc.
23.5†	Consent of Resource Information Systems Inc.
24.1†	Powers of Attorney (included on the signature pages to the Registration Statement)
25.1†	Statement of Eligibility of The Bank of New York on Form T-1 with respect to the Indenture (separately bound)
99.1†	Form of Letter of Transmittal
99.2†	Form of Notice of Guaranteed Delivery
99.3†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.4†	Form of Letter to Clients

†	Filed herewith.

*	Incorporated by reference from the Company’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).

**	Incorporated by reference from the Company’s Form 20-F filed with the Securities and Exchange Commission on June 27, 2001.

***	Incorporated by reference from the Company’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002.